NOTICE OF 2011 ANNUAL MEETING
PROXY STATEMENT FOR 2011 ANNUAL MEETING
2010 ANNUAL REPORT

Page No.
Safe Harbor Statement	III-3
About the Company	III-4
Executive Summary of 2010 Compared to 2009	III-4
Operating Results—2010 Compared to 2009	III-5
Sales Growth by Market	III-5
Order Backlog	III-6
Business Segment Results	III-7
Income Taxes	III-8
Executive Summary of 2009 Compared to 2008	III-9
Operating Results—2009 Compared to 2008	III-10
Sales Growth by Market	III-10
Order Backlog	III-11
Business Segment Results	III-11
Income Taxes	III-13
Market Risk	III-13
Foreign Currency Changes	III-13
Interest Rate Changes	III-14
Liquidity and Capital Resources	III-14
Cash Flows from Operations	III-15
Cash Used in Investing Activities	III-15
Cash Used in Financing Activities	III-15
Contractual Cash Obligations	III-15
Other Matters	III-16
Critical Accounting Estimates	III-16
Outlook	III-20
Consolidated Statements of Operations	III-21
Consolidated Balance Sheets	III-22
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)	III-23
Consolidated Statements of Cash Flows	III-24
Notes to Consolidated Financial Statements	III-25
Report of Independent Registered Public Accounting Firm	III-64
Report of Management	III-66
Management Oversight	III-66
Independent Oversight	III-66
Disclosure Controls	III-66
Code of Legal and Ethical Business Conduct	III-66
Selected Financial Data	III-67
Directors and Executive Officers	III-69
Corporate Data	III-70
Appendix A—Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan	III-71

SAUER-DANFOSS INC.
2800 E. 13th Street
Ames, IA 50010

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 17, 2011

TO OUR STOCKHOLDERS:

        The annual meeting of stockholders of Sauer-Danfoss Inc., a Delaware corporation, will be held at the Grand Hotel Kempinski High Tatras, Kupelna 6, Strbske Pleso, Slovakia, Europe on Friday, June 17, 2011, commencing at 8:00 a.m. local time. At the meeting, stockholders will act on the following matters:

  1.
  To elect ten (10) directors for a term expiring at the annual meeting of stockholders to be held in 2012 and until their respective successors are duly elected and shall qualify.

  2.
  To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2011.

  3.
  To reapprove the Company's 2006 Omnibus Incentive Plan.

  4.
  To cast an advisory vote on executive compensation.

  5.
  To cast an advisory vote on the frequency of future advisory votes on executive compensation.

  6.
  To transact such other business as may properly come before the meeting or any postponement or adjournment.

Stockholders of record at the close of business on April 21, 2011 are entitled to notice of and to vote at the annual meeting or any postponement, adjournment, or adjournments.

* * * * *

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 17, 2011

        This Proxy Statement and Annual Report to Stockholders is available on the internet at http://ir.sauer-danfoss.com under the tab Proxy Online.

* * * * *

        The Board of Directors of the Company recommends that you vote your shares FOR each of the nominees for director set forth in this Proxy Statement, FOR ratification of KPMG's appointment as the Company's independent registered public accounting firm for 2011, FOR reapproval of the Company's Omnibus Incentive Plan, FOR approval of the Company's executive compensation, and for a THREE-YEAR cycle for future advisory votes on executive compensation.

        You may obtain directions to be able to attend the Annual Meeting and vote your shares in person by calling Bianca Michel at (+49) 151-15781506. Whether or not you expect to attend the Annual Meeting, please either complete, date, sign, and return the accompanying proxy card in the provided envelope or vote your shares by telephone or via the Internet using the instructions on the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. Even if you have given your proxy, whether by mail, by telephone, or via the Internet, you may still vote in person if you attend the meeting. If your shares are held of record by a broker, bank, or other nominee ("Street Name") you will need to obtain from the institution that holds your shares and bring to the meeting a proxy issued in your name, authorizing you to vote the shares.

By order of the Board of Directors,
Kenneth D. McCuskey Corporate Secretary
Ames, Iowa April 28, 2011

I-1

SAUER-DANFOSS INC.
2800 E. 13th Street
Ames, Iowa 50010

PROXY STATEMENT
April 28, 2011

GENERAL INFORMATION

Solicitation and Revocability of Proxies

        The enclosed proxy is being solicited on behalf of the Board of Directors of Sauer-Danfoss Inc. (the "Company") for use at the annual meeting of the stockholders to be held on June 17, 2011 (the "Annual Meeting"), and at any postponement or adjournment. Most stockholders have a choice of voting via the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other holder of record to see which options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The telephone voting facilities and the Internet voting facilities for stockholders of record will be available until 11:59 p.m. CDT on June 15, 2011, two days prior to the Annual Meeting.

        Any proxy given does not affect your right to vote in person at the meeting and may be revoked at any time before it is exercised by notifying Kenneth D. McCuskey, Corporate Secretary, by mail, telegram, or facsimile, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by appearing at the Annual Meeting in person and voting by ballot. Persons whose shares are held of record by a brokerage house, bank, or other nominee and who wish to vote at the meeting, must obtain from the institution holding their shares a proxy issued in such person's name.

        The Company intends to mail this Proxy Statement and the accompanying proxy on or about April 28, 2011.

Expense of Solicitation

        The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the accompanying proxy and any additional information furnished to stockholders. The Company will reimburse banks, brokerage houses, custodians, nominees, and fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners. In addition to solicitations by mail, officers, other regular employees and directors of the Company may, but without compensation other than their regular compensation, solicit proxies in person or by telephone, facsimile or electronic means.

Voting of Proxies

        All shares entitled to vote and represented by properly completed proxies received prior to the Annual Meeting and not revoked will be voted in accordance with the instructions on the proxy. If no instructions are indicated on a properly completed proxy, the shares represented by that proxy will be voted for the election of the nominees for director designated below, for ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for 2011, for reapproval of the Company's Omnibus Incentive Plan, for advisory approval of the Company's executive compensation, and for a three-year frequency for future advisory votes on executive compensation.

 Persons Entitled to Vote

        Only holders of common stock of the Company of record as of the close of business on April 21, 2011 are entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, 48,413,316 shares of common stock were outstanding. Holders of common stock are entitled to one (1) vote for each share held on all matters to be voted upon. Shares cannot be voted at the Annual Meeting unless the owner is present in person or represented by proxy.

        The directors shall be elected by an affirmative vote of a plurality of the shares that are entitled to vote on the election of directors and that are represented at the meeting by stockholders who are present in person or by proxy, assuming a quorum is present. The ten nominees for director receiving the greatest number of votes at the Annual Meeting will be elected as directors. For all other matters to be voted upon at the Annual Meeting, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for approval. If none of the three options—every year, every two years, or every three years—for the frequency of future advisory votes on executive compensation receives a majority of the votes represented by shares present in person or by proxy at the Annual Meeting, then the option receiving the highest number of votes will be considered to have been selected by the stockholders.

        When a broker or other nominee holding shares for a customer does not vote on a proposal because the broker or nominee does not have discretionary voting power with respect to such proposal and has not received instructions from the beneficial owner, it is referred to as a "Broker Nonvote." Properly executed proxies marked "Abstain" or proxies required to be treated as "Broker Nonvotes" will be treated as present for purposes of determining whether there is a quorum at the meeting. Abstentions will be considered shares entitled to vote in the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker Nonvotes are counted towards a quorum but are not counted for any purpose in determining whether a matter has been approved.

        Effective September 9, 2010, the NYSE changed its previous rule that had permitted brokers to exercise discretion in voting their customers' shares, without instructions from the customers, on certain matters. As amended, the rule prohibits brokers from exercising discretionary authority to vote shares without instructions from their customers on matters involving executive compensation, including the advisory votes on executive compensation and frequency of future votes on executive compensation that are being voted upon at the Company's annual meeting of stockholders. In addition, NYSE rules prohibit brokers from voting uninstructed shares to approve incentive compensation plans or to elect directors. As a result of this rule change, if you do not instruct your broker on how to vote your shares in the election of the Company's Board of Directors, or the votes on the 2006 Omnibus Incentive Plan, advisory approval of executive compensation, and advisory approval of the frequency of future executive compensation votes, your broker will not be permitted to vote your shares on those proposals and your shares will be counted as Broker Nonvotes on those proposals.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of April 28, 2011, with respect to shares of common stock of the Company that were owned beneficially by: (i) each beneficial owner of more than 5% of the outstanding shares of common stock; (ii) each of the directors; (iii) each of the named executive officers of the Company; and (iv) all executive officers and directors of the Company as a group.

Beneficial Owners, Directors, and Executive Officers	Number of Shares Beneficially Owned(1)		Percent of Outstanding Shares
Danfoss A/S(2)	36,629,787	(3)	75.7%
Danfoss Murmann Holding A/S(2)	18,241,962		37.7%
Sven Ruder, Director, President and Chief Executive Officer	11,500		*
Jesper V. Christensen, Executive Vice President and Chief Financial Officer, Treasurer	4,800		*
Charles K. Hall, Executive Vice President and President— Propel Division	10,242		*
Wolfgang Schramm, Executive Vice President and President—Controls Division	18,365		*
Marc A. Weston, Executive Vice President and Chief Marketing Officer	0		*
Niels B. Christiansen, Director and Vice Chairman	4,500		*
Jørgen Clausen, Director and Chairman	73,000		*
Kim Fausing, Director	4,500		*
Richard J. Freeland, Director	1,500		*
Per Have, Director	1,500		*
William E. Hoover, Jr., Director	4,500		*
Johannes F. Kirchhoff, Director	16,400		*
Anders Stahlschmidt, Director	1,500		*
Steven H. Wood, Director	12,000		*
All directors and executive officers as a group (16 persons)	192,981	(4)	*

*
Represents less than 1%.

(1)
Unless otherwise indicated in the following notes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. The following footnotes describe those shares which are beneficially owned by more than one person listed above.

(2)
The mailing address for each of these entities is Nordborgvej 81, 6430 Nordborg, Denmark.

(3)
These shares include 18,241,962 shares owned directly by Danfoss Murmann Holding A/S (the "Holding Company"), and 18,387,825 shares owned directly by Danfoss A/S. As a result of its 100% voting power over the Holding Company, Danfoss A/S has shared voting and dispositive power over the 18,241,962 shares owned directly by the Holding Company. Danfoss A/S disclaims beneficial ownership of all of these shares except for the 18,387,825 shares it owns directly.

(4)
This number includes stock owned by the spouses and children of certain directors and executive officers.

GOVERNANCE OF THE COMPANY

Board of Directors

        The Company's Board of Directors (the "Board") currently has ten members, three of whom meet the New York Stock Exchange standard for independence. The Board has an Audit Committee and a Compensation Committee. All members of the Audit Committee and Compensation Committee are independent directors. The corporate governance listing standards of the New York Stock Exchange provide that a company of which more than 50% of the voting power is held by an individual, a group or another company (a "controlled company") need not comply with the Exchange's listing standards requiring that a majority of the Board be independent and that listed companies have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses specific items. The Company considers itself to be a controlled company because approximately 75.7% of the voting power of the Company's common stock is owned or controlled by Danfoss A/S. Accordingly, the Company has elected to utilize the exemption from the requirement that a majority of the Board be independent and from the provisions relating to a nominating/corporate governance committee.

        The Board held four meetings during 2010. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which the directors served during 2010. It is the policy of the Board that each director of the Company is expected to attend annual meetings of the stockholders of the Corporation, it being understood, however, that a director infrequently may be unable to attend annual meetings of the stockholders of the Company due to illness, a previously scheduled meeting of importance or other irreconcilable conflict. Eight of the Company's ten directors attended the Company's annual stockholders meeting that was held on September 16, 2010.

        The non-management directors of the Company have adopted a schedule to meet in private session at the end of or prior to each regular meeting of the Board without any management director or executive officer being present. The non-management directors have also adopted the policy that the Chairman of the Board, or in his absence, the Vice Chairman, shall preside at all such meetings. In addition, at least once a year, only independent, non-employee directors shall meet in private session.

Board Leadership Structure and Role in Risk Oversight

        Management and the Board each play a significant role in the Company's risk oversight process. The Board uses a leadership structure in which the office of Chairman is not held by the Company's Chief Executive Officer. The Company believes that dividing the CEO and Chairman functions provides an additional layer of risk oversight by ensuring that the matters discussed at Board meetings are determined by the Board with input from management and not the other way around.

        At every Board meeting, management is asked to give extensive comments on the elements driving the successes and failures of each of the Company's operating divisions, and of the Company as a whole. Those discussions provide the Board an opportunity to examine and comment on the strategic, operational, financial, and regulatory risks facing the Company and to assist management in devising appropriate responses to those risks. In addition, the Board oversees the formal risk management process engaged in by the Company's internal auditor, Deloitte & Touche LLP, and management. The Board delegates certain risk oversight functions to the Audit Committee, to the Compensation Committee, and to other committees that may be formed for specific purposes from time to time. The risk oversight functions of the Audit and Compensation Committees are described in the descriptions of those committees, below.

 Basis for Board Determination of Independence of Directors

        The Board has adopted Corporate Governance Guidelines (the "Guidelines") that provide, among other things, that at least three directors must be independent. The Guidelines can be viewed on the Company's investor relations website at http://ir.sauer-danfoss.com. To be considered "independent" under the Guidelines, a person must be determined by the Board to have no material relations, directly or indirectly, with the Company or its affiliates or any other director or elected officer of the Company, and must otherwise be independent as that term is defined under the listing standards of the New York Stock Exchange, but also without the appearance of any conflict in serving as a director. In addition to applying these guidelines, the Board shall consider all relevant facts and circumstances in making an independence determination.

        The Board undertook its annual review of director independence with respect to the three persons considered independent at its meeting on April 6, 2011. The Board determined whether the three persons under consideration met the objective listing standards of the New York Stock Exchange regarding the definition of "independent director," which standards provide that a director is not independent if:

  •
  The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

  •
  The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

  •
  (A) The director is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

  •
  The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

  •
  The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

        The Board also considered whether there were any other transactions or relations between each of said three persons or any member of his immediate family and the Company and its subsidiaries and affiliates that would affect the independence of such persons and concluded that there were none.

        As a result of its review, the Board affirmatively determined that Richard J. Freeland, Johannes F. Kirchhoff, and Steven H. Wood are independent of the Company and its management under the standards set forth in the Guidelines.

Audit Committee

        The Audit Committee is currently composed of three directors, none of whom is an employee of the Company. The Audit Committee currently consists of Messrs. Wood (Chairman), Freeland, and Kirchhoff. All of the members of the Audit Committee are independent within the meaning of the Securities and

Exchange Commission's ("SEC") regulations, the current listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, the Board has determined that at least one member of the Audit Committee meets the New York Stock Exchange listing standard of having accounting or related financial management expertise.

        The Board has also determined that Steven H. Wood meets the SEC's criteria of an "audit committee financial expert." Mr. Wood's extensive background and experience includes presently serving as Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries, and formerly serving as Vice President and Corporate Controller of Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, and before that as Executive Vice President and Chief Financial Officer of Maytag Corporation. Prior to joining Maytag, he was an auditor for nine years with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. Mr. Wood is independent as that term is used in the New York Stock Exchange's listing standards relating to director independence.

        The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee also reviews the scope of the annual audit activities of the independent registered public accounting firm and the Company's internal auditors, reviews audit and quarterly results and administers the Worldwide Code of Legal and Ethical Business Conduct and the Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff. All of the Committee's duties and responsibilities are set forth in a written Audit Committee Charter, which was last revised on March 18, 2009. The Charter can be viewed on the Company's investor relations website at
 http://ir.sauer-danfoss.com. The Audit Committee held four meetings and five telephonic meetings during 2010.

Compensation Committee

        The Compensation Committee is currently composed of three directors, none of whom is an employee of the Company. The current members of the Compensation Committee are Messrs. Kirchhoff (Chairman), Freeland, and Wood, all of whom are independent as defined under the current listing standards of the New York Stock Exchange. The Compensation Committee reviews and determines the salaries of the executive officers of the Company and administers the Company's 1998 Long-Term Incentive Plan, the 2006 Omnibus Incentive Plan, the Deferred Compensation Plan for Selected Employees, the 409A Deferred Compensation Plan for Selected Employees, and the Supplemental Executive Savings & Retirement Plan. All of the duties of the Compensation Committee are set forth in a written Charter last amended and restated as of April 27, 2005, which can be viewed on the Company's investor relations website at http://ir.sauer-danfoss.com. The Compensation Committee held four meetings and three telephonic meetings in 2010.

Nominating Committee

        Following completion of the acquisition in 2008 by Danfoss A/S of a controlling interest in the Company from entities and persons associated with Klaus H. Murmann, Chairman Emeritus of the Company, the Board abolished the Company's Nominating Committee. As a result of its purchase of the remaining shares of Company stock owned by Sauer Holding GmbH on October 30, 2009, Danfoss A/S became the beneficial owner of approximately 75.7% of the Company's outstanding common stock and terminated the Stockholders Agreement dated July 10, 2008 (the "Stockholders Agreement") by and between Danfoss A/S and Sauer Holding GmbH. Pursuant to the Stockholders Agreement, Danfoss A/S and Sauer Holding GmbH had shared the power to submit the names of ten persons to the Board to be nominated for election to the Board. Because of the termination of the Stockholders Agreement, Danfoss A/S now may act on its own to propose a slate of directors for nomination to the Board. Therefore, the

Board believes it is appropriate for the Company not to have a Nominating Committee. The Board makes the final nominations pursuant to the guidelines set forth below.

Consideration of Nominees, Qualifications and Procedures

        The Board adopted the policy in July 2008 that it will continue the former Nominating Committee's practice to consider qualified candidates for director that are suggested by stockholders. Stockholders can recommend qualified candidates for director by writing to: Chairman of the Board of Directors, Attention: Kenneth D. McCuskey, Corporate Secretary, Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010. Recommendations should set forth detailed information regarding the candidate, including the person's background, education, business, community and educational experience, other Boards of Directors of publicly held corporations on which the candidate currently serves or has served in the past and other qualifications of the candidate to serve as a director of the Company. In order to be considered as a nominee for director at the annual meeting of stockholders to be held in such year, all recommendations must be received by the 120th day preceding the date on which the Company's proxy statement for the preceding year's annual meeting of stockholders was released to stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice of a stockholder recommendation must be received not later than the tenth business day following the date on which notice of the date of current year's annual meeting was first mailed to stockholders. Recommendations that are received that meet the conditions set forth above shall be forwarded to the Board for further review and consideration.

        In evaluating director nominees, the Board considers, among other things, the following factors:

  •
  The needs of the Company with respect to the particular talents and experience of its directors

  •
  The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board

  •
  The ability of the candidate to represent the interests of the stockholders of the Company

  •
  The candidate's standards of integrity, commitment and independence of thought and judgment

  •
  The candidate's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties as a director of the Company, taking into account the candidate's services on other boards, including public and private company boards as well as not-for-profit boards, and other business and professional commitments of the candidate

  •
  The knowledge, skills and experience of the candidate, including experience in the Company's industry, business, finance, administration or public service, in light of prevailing business conditions

  •
  Experience with accounting rules and practices

  •
  Familiarity with national and international business matters

  •
  The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members

        The Board also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the need for independent directors, the need for Audit Committee expertise and the evaluations of other candidates. Other than considering the factors set forth above, there are no stated minimum criteria for director nominees.

        Although the Board does not have a written policy regarding the diversity of its members, the Board has historically sought, and will continue to seek, candidates who bring a diversity of skills, abilities, experiences, cultural backgrounds, and viewpoints to the Company consistent with the specific guidelines outlined above.

        The Board identifies candidates by first evaluating the current members of the Board willing to continue in service. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for election to the Board, the Board shall identify the desired skills and experience of a new candidate in light of the factors set forth above. Current members of the Board may be polled for suggestions as to individuals meeting the criteria of the Board, and qualified candidates recommended by stockholders shall be considered. Research may be performed to identify qualified individuals. The Board may, but shall not be required to, engage third parties to identify or evaluate or assist in identifying potential candidates. The Board has from time to time utilized an executive search firm to assist in identifying potential candidates.

        In connection with its evaluation of candidates, the Board shall determine which, if any, candidates shall be interviewed, and if warranted, one or more members of the Board, and others as appropriate, shall interview prospective candidates in person or by telephone. After completing this evaluation and interview process, the Board shall determine the nominees.

        All of the candidates for election to the Company's Board were proposed by Danfoss A/S, the majority stockholder of the Company.

Stockholder Communications with the Board

        The Corporate Governance Guidelines of the Company set forth the method by which stockholders may communicate with the Board. Stockholders and other parties interested in communicating directly with the Chairman of the Board or with the non-management directors as a group or with the entire Board of Directors as a group or with an individual director may do so in writing addressed to such person or group at: Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010, Attn: Corporate Secretary. The Corporate Secretary reviews all such correspondence and forwards all correspondence not deemed frivolous, threatening or otherwise inappropriate to each member of the group or to the individual director to whom the correspondence is directed. The Corporate Secretary shall maintain a log of all correspondence received by the Company that is addressed to members of the Board. Directors may at any time review such log and request copies of any such correspondence. Letters containing concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Company's Internal Corporate Counsel and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Conduct and Code of Ethics

        The Company's Worldwide Code of Legal and Ethical Business Conduct (the "Code of Conduct") has been in effect for a number of years and was last updated on December 1, 2010. The Code of Conduct applies to every employee, agent, representative, consultant and director of the Company. The Code of Conduct requires that the Company's employees, agents, representatives, consultants and directors avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interests.

        Overall administration of the Code of Conduct is the responsibility of the Audit Committee. Day-to-day administration of the Code of Conduct is the responsibility of the Corporate Business Conduct Committee that assists the Company's employees in complying with the requirements of the Code of Conduct. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

        The Company has also adopted the Sauer-Danfoss Inc. Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff (the

"Code of Ethics"). The Code of Ethics is intended to comply with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and regulations of the SEC. The Code of Ethics is intended to promote honesty and integrity, the avoidance of conflicts of interests, full, accurate, and timely disclosure of financial reports, and compliance with laws and regulations and other matters.

        The Code of Conduct and the Code of Ethics are posted on the Company's investor relations website at http://ir.sauer-danfoss.com.

Transactions with Related Persons

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S ("Danfoss"), the Company's majority stockholder, to purchase ongoing operational services from Danfoss. These services include rental of shared facilities, administrative support and information technology support. Fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss for 2010 was approximately $36.0 million. The Company also sold products to Danfoss totaling approximately $6.5 million in 2010. Danfoss is the beneficial owner of more than 5% of the outstanding common stock of the Company.

        In September 2010, the Company entered into an amended and restated credit agreement with Danfoss (the "Danfoss Agreement"), the Company's majority stockholder, which replaced the 2009 Credit Agreement between the Company and Danfoss. The Danfoss Agreement includes two, five-year term loans of approximately $200 million ($140 million and 45 million euro) and a three-year revolving credit facility of approximately $300 million ($180 million and 90 million euro). The term loan bears interest at a fixed rate of 8.00% and 8.25% for the U.S. dollar and euro loans, respectively. The revolving credit facility bears interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the Danfoss Agreement, plus 3.90%. The principal amount outstanding under the revolving credit facility at December 31, 2010 was $50,455,000, and the loans thereunder had a weighted average interest rate of 4.30%. The Company paid closing fees of approximately $4.2 million ($2.75 million and 1.125 million euro) to Danfoss, which were capitalized and will be amortized to interest expense over the term of the Danfoss Agreement. The Company pays a quarterly commitment fee equal to 1.17% of the average daily unused portion of the Danfoss Agreement.

        The Company has a tax sharing agreement with Danfoss whereby the Company's subsidiaries in Denmark file a joint tax return with Danfoss as required under the laws of Denmark. In 2010, the Company received approximately $14.9 million from Danfoss related to Danfoss's use of net operating loss carryforwards of the Company generated in Denmark in 2009. The Company generated taxable income in Denmark during 2010, so pursuant to the tax sharing agreement, Danfoss paid the resulting Danish taxes of approximately $1.8 million and the Company reimbursed the same amount to Danfoss.

        For a number of years, the Company has sold products to FAUN Umwelttechnik GmbH & Co. KG, which is owned by Johannes F. Kirchhoff, a director of the Company, and members of his family. These sales are made pursuant to purchase orders entered into in the ordinary course of business. Sales in 2010 totaled approximately $1.7 million.

Review, Approval or Ratification of Transactions with Related Persons

        The Company has a written policy pursuant to which the Company informs all of its directors and executive officers, as well as other personnel who serve in positions that give them routine knowledge of potential transactions with related persons, that they must inform specified individuals in management of transactions that meet the definitions provided in Item 404(a) of Regulation S-K ("related-person transactions"). Potential related-person transactions are reviewed by the Company's Audit Committee, which has the authority to approve or deny any such transaction. At least once per quarter, the Company's Secretary inquires of the individuals designated to receive reports of potential related-person transactions and relays any previously unreported transactions to the Audit Committee.

 Legal Proceedings

        The Company was named as a defendant in four putative stockholder class action complaints (collectively, the "Lawsuits") challenging the cash tender offer by Danfoss Acquisition Inc., a wholly owned subsidiary of Danfoss A/S ("Danfoss"), to purchase all of the outstanding shares of Company common stock not presently held, directly or indirectly, by Danfoss (the "Proposed Tender Offer"). When the Proposed Tender Offer was not consummated, the Lawsuits were dismissed as moot. The only remaining issue is resolution of the application by certain plaintiffs in the Delaware Chancery Court for attorneys' fees and expenses in the amount of approximately $800,000. The Company is vigorously opposing the plaintiffs' application, and a ruling by the Court is expected in the next several months. It is not possible at this time to predict the amount, if any, of legal fees and expenses that might be awarded.

        From time to time, the Company is involved in other legal matters in the ordinary course of its business. The Company intends to defend itself vigorously against all such claims. It is the Company's policy to accrue for amounts related to lawsuits brought against it if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of those ordinary-course matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position.

 REPORT OF THE AUDIT COMMITTEE

        The Audit Committee of the Board of Directors (the "Board") of Sauer-Danfoss Inc. (the "Corporation") acts under the Sauer-Danfoss Inc. Audit Committee Charter, as amended and restated by the Board on March 18, 2009, which Charter provides that the purpose of the Audit Committee is to represent and assist the Board with the oversight of:

  •
  the accounting, reporting and financial practices of the Corporation and its subsidiaries, including the integrity of the Corporation's financial statements;

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  the functioning of the Corporation's systems of internal accounting and financial controls;

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  the independent registered public accounting firm's qualifications and independence;

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  the performance of the Corporation's internal audit functions and the independent registered public accounting firm;

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  the Corporation's compliance with legal and regulatory requirements, and its ethics programs as established by management and the Board, including the Corporation's Worldwide Code of Legal and Ethical Business Conduct and any separate ethics code that relates to the integrity of the Corporation's financial reporting or applies to the Chief Executive Officer, Chief Financial Officer, or other senior financial officers.

        Management has the primary responsibility for the Corporation's financial statements and the financial reporting process, including the system of internal controls. The full text of the Audit Committee Charter is available under the Corporate Governance section of the Corporation's investor relations website at http://ir.sauer-danfoss.com.

        In fulfilling its oversight responsibilities, the Audit Committee has discussed with KPMG LLP ("KPMG"), the Corporation's independent registered public accounting firm, the overall scope and plans for their audit. The Audit Committee met with both management and KPMG to review and discuss the audited financial statements.

        The Audit Committee reviewed with KPMG their judgments as to the quality and acceptability of the Corporation's accounting principles. The Audit Committee's review included discussion with KPMG of the matters required to be discussed pursuant to Statement on Auditing Standards No. 114, as amended (which superseded Statement on Auditing Standards No. 61), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Audit Committee has received and reviewed the written disclosures and the letter from KPMG required by the Independence Standards Board, Standard No. 1, "Independence Discussions With Audit Committees," as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with KPMG, among other things, matters relating to its independence. The Audit Committee has also considered the compatibility of the non-audit services provided by KPMG with its independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the audited financial statements for the year ended December 31, 2010 be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the Securities and Exchange Commission.

Members of the Audit Committee:
Steven H. Wood, Chairman Richard J. Freeland Johannes F. Kirchhoff

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

        Sauer-Danfoss Inc. (the "Company" or "we") presents this Compensation Discussion and Analysis ("CD&A") to discuss its executive compensation program. Our Chief Executive Officer (the "CEO"), Chief Financial Officer (the "CFO") and other executive officers participate in the executive compensation program.

        The Summary Compensation Table on page II-22 and the subsequent disclosure tables reflect compensation paid to our CEO, CFO and to certain other executive officers (collectively, the "Named Executive Officers" or "NEOs"). In general, this CD&A discussion applies equally to each of the NEOs. Where needed for clarification, we have provided information on the treatment of individual NEOs.

        Under SEC rules, we are reporting information in the Summary Compensation Table for Sven Ruder as CEO, for Jesper V. Christensen as CFO, and for Charles K. Hall, Wolfgang Schramm and Marc A. Weston as the three most highly compensated executive officers of the Company, other than the CEO and CFO.

        Summary Compensation Table information is presented for Messrs. Ruder and Christensen beginning in 2009 when they were first appointed to their roles. Summary Compensation Table information is presented for Messrs. Hall and Weston beginning in 2010, when they each first became one of the three most highly compensated officers of the Company, other than the CEO and CFO.

Role of Compensation Committee and Management in Executive Compensation Matters

        The Compensation Committee of our Board of Directors (the "Committee") consists of three independent directors as defined by current New York Stock Exchange listing standards. The Committee has the final say and ultimate authority in all matters relating to our executive compensation program. The Committee's authority encompasses areas such as:

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  The overall design of our executive compensation program

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  The determination of individual compensation elements and amounts for specific executives

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  The determination of incentive compensation performance measures and targets

        From time to time, the Committee uses Meridian Compensation Partners, LLP ("Meridian") as its consultant with respect to executive compensation matters. Prior to 2010, Meridian's executive compensation practice was a part of Hewitt Associates LLP ("Hewitt"). In 2008 and 2009, Hewitt served as the Committee's consultant with respect to executive compensation matters.

        In 2010, the Committee engaged Meridian to perform a market-based review of executive officer base salaries and incentive compensation awards. As part of its review, Meridian provided market data on base salaries and target opportunities, expressed as a percentage of base salary, for annual and long-term incentive awards. The Committee will consider the Meridian market data in setting base salary and target incentive levels in 2011 for the CEO, CFO and other executive officers.

        Meridian's market data was derived from a comparator group of industrial companies similar to Sauer-Danfoss in revenue size. Meridian recommended and the Committee approved the comparator group which consisted of the following companies:

ACCO Brands Corporate	Energizer Holdings Inc.	Kennametal Inc.	Tecumseh Products Company
AMSTED Industries Incorporated	Federal Signal	Martin Marietta Materials Inc.	Thomas & Betts Corporation
Andersen Corporation	Fleetwood Enterprises, Inc.	Milacron Inc.	Tupperware Corporation
Ash Grove Cement Company	Flowserve Corporation	Olin Corporation	United Space Alliance
Brady Corporation	H. B. Fuller Company	OMNOVA Solutions Inc.	Valmont Industries Inc.
Cameron International Corporation	Herman Miller Inc.	Revlon Inc.	W. L. Gore & Associates, Inc.
Curtiss-Wright Corporation	Hubbell Incorporated	The Scotts Miracle-Gro Company	Waters Corporation
Dal-Tile International Inc.	Joy Global Inc.	The Stanley Works	Woodward Governor Company
Edwards Lifesciences LLC	Kaman Corporation	Steelcase Inc.

        The comparator group members presented above are generally the same as those used by Hewitt in its comparator group market analysis of base salaries and target incentive levels for 2008 and 2009, except where members of the prior comparator groups are no longer in existence.

        In 2010, Meridian also provided historical Return on Net Assets ("RONA") and Earnings Before Interest and Taxes margin ("EBIT Margin") results for a broad range of industrial companies to assist the Committee in developing performance targets under the Company's annual and long-term incentive plans.

        Meridian's and Hewitt's sole consulting relationships with the Company are related to the executive compensation consulting services provided directly to the Committee.

        Management's role with respect to executive compensation matters is limited to making recommendations to the Committee, based on Management's understanding of the Company's compensation and performance objectives. Management's recommendations to the Committee include the CEO's annual performance evaluations of the other executive officers along with the CEO's recommendation for annual base salary changes for each officer based on individual performance and market comparisons. The Committee considers Management's input and recommendations, but exercises independent judgment in making final decisions with respect to all matters affecting our executive compensation program.

2009 & 2010 Actions In Response To Economic & Market Downturn

        The general economic climate entering 2009 was projected to have a significant impact on the Company and its markets. In response to the economic and market climate, Mr. Ruder proposed the following temporary actions, which were approved by the Committee in a February 2009 teleconference meeting:

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  15% base salary reduction for the CEO, effective March 1, 2009

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  10% base salary reduction for Executive Officers and Vice Presidents, effective March 1, 2009

  •
  Suspension of the Annual Incentive Award program for 2009

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  Suspension of the Long-Term Incentive Award program for 2009

        In March 2010, the Committee approved Management's recommendation to restore the CEO, Executive Officer and Vice President base salaries to their pre-reduction levels, effective May 1, 2010. The base salary foregone during the reduction period was not repaid as part of this action. The Committee also approved a reinstatement of the Annual and Long-Term Incentive Award programs, beginning in 2010. The Committee took these actions to ensure that the total compensation opportunities for the CEO, CFO, and other executive officers remain comparable to and competitive with similarly situated companies in size and industry.

 Executive Compensation Goals and Objectives

        The Sauer-Danfoss Total Rewards Strategy, adopted and approved by the Committee in 2007 and reviewed annually, provides a general framework for Total Rewards offerings to all employees on a global basis.

        Our executive compensation program fits within our Total Rewards Strategy and is designed to meet certain goals and objectives. Specifically, we have designed our executive compensation program to enable us to:

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  Attract, motivate and retain high-performing leaders

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  Promote teamwork and cooperation on a global basis

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  Tie executive compensation levels to business results

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  Preserve the tax deductibility of our executive compensation

        We design our executive compensation program to reward performance. Within the program, we combine individual, business area, division and company-wide performance elements. For our senior executives and Named Executive Officers, company-wide performance elements generally have the greatest impact on total compensation. We stress company-wide performance elements for the Named Executive Officers because they have the greatest impact on shareholder value creation. Company-wide performance elements also help us to promote global teamwork and cooperation among business areas and divisions.

        We design our executive compensation program to be market-based. In comparing our executive compensation program to market, we consider such items as the balance between fixed and variable compensation and the annual and long-term incentive target opportunities. In our market comparisons, we generally look to survey data related to durable goods manufacturing companies with comparable revenue size.

        Based on a review of survey data from a variety of external sources and based on Meridian's benchmark study, we believe that our executive compensation program for 2010 was comparable to, and competitive with, the market median of compensation programs for similarly sized companies in similar industries.

        We also consider internal equity in the administration of our executive compensation program. Periodically, we perform a formal job evaluation process for all executive positions, rating them on a point-factor basis. We then use the position ratings to help ensure that our executive compensation program is aligned for comparable positions on a global basis.

        The Committee routinely reviews our executive compensation program and its individual elements in light of the goals and objectives outlined above.

Elements of Executive Compensation Program

        Our executive compensation program is comprised of the following elements which are described in further detail below:

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  Base Salary

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  Annual Incentive Awards

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  Long-Term Incentive Awards

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  Retirement & Savings Plans

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  Additional Cash Compensation and Perquisites

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  Other Potential Post-Employment Compensation

Base Salary

        We provide a base salary to our CEO and executive officers. The Committee determines the base salary levels for the CEO and for each of our executive officers on an annual basis. One key factor in the Committee's determination of base salaries is a comparison to market data. In planning for 2011 base salary adjustments, the Committee initially reviewed market survey information for similar positions in companies similar to ours in size and industry. We target our base salaries at the 50th percentile for similar positions within a comparator and/or market survey benchmark group. The following factors also impact base salary determinations and will cause the base salaries to differ from the 50th percentile target:

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  The Board's annual performance evaluation of the CEO

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  The CEO's annual performance evaluations of the other executive officers

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  Individual experience and expertise

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  Internal equity

        As the senior leadership team for Sauer-Danfoss, the CEO and executive officers are expected to focus efforts towards meeting or exceeding the annual financial plan as presented to and agreed by the Board of Directors. In addition, the CEO and executive officers commit to a set of Essential Objectives each year as part of the annual planning process. After year-end, Mr. Ruder meets with the Board of Directors to discuss his performance against the Essential Objectives for the prior year. During this meeting, Mr. Ruder also discusses and confirms with the Board of Directors his assessment of the performance of each of the executive officers with respect to their Essential Objectives.

        Available benchmark data, achieved results against the annual financial plan, individual performance assessments, and certain other factors are considered by the Committee in determining base salary adjustments for Mr. Ruder and the other executive officers. The base salary adjustments are generally effective in April of each year.

        As noted above, the Committee approved Mr. Ruder's recommendation to temporarily reduce base salaries of the CEO, CFO and other executive officers in early 2009 as a result of the general economic downturn. The Committee approved Management's recommendation to restore the original base salary levels in 2010 following the market upturn. These actions were taken in lieu of the standard, merit pay review process during 2009 and 2010.

        Base salaries are one of the most readily comparable elements of compensation between different companies. We consider maintaining adequate annual base salary levels to be critical to achieving the stated goal of attracting, motivating and retaining high-performing leaders. By considering individual performance ratings in the annual base salary review process, our strongest-performing executive officers will generally receive the largest percentage increases in annual base salary each year. This helps us meet our goal of motivating high-performing leaders and strengthens the tie between executive compensation and business results.

Annual Incentive Awards

        We provide an Annual Incentive Award opportunity to our executive officers and other senior business leaders. Annual Incentive Award opportunities to our Named Executive Officers are provided under the Company's Omnibus Incentive Plan. The Annual Incentive Awards are designed to pay out a target percentage of a participant's base salary based upon achievement of certain pre-approved financial performance targets on a Divisional, Business Area, and/or Total Company basis. To promote teamwork and cooperation across Divisions and Business Areas, the Named Executive Officers' Annual Incentive Awards are generally measured on a Total Company basis in 2010.

        The Committee determines the target percentage of each executive officer's base salary for Annual Incentive Award purposes based on a review of market survey information for similar positions in comparable companies and also based on internal equity. In 2010, the CEO, CFO and Named Executive Officers each had an Annual Incentive target award percentage equal to 60% of base salary.

        The Committee reviews and approves the financial measures and performance levels that are required to earn the target payout at the beginning of each year. These performance levels are generally tied to our annual operating budgets. Our annual budgeting process produces aggressive goals which are considered to have a reasonable chance of being met through strong operating performance.

        For 2010, the Committee approved performance targets based on Earnings Before Interest and Taxes ("EBIT") margins and on average Net Working Capital ("NWC") as a Percentage of Sales. Use of the EBIT margin performance factor encourages and rewards profitability on a Total Company basis. Use of the average NWC as a Percentage of Sales performance factor encourages and rewards management of NWC as a means to improve overall cash flow. A 70% weighting was applied to the EBIT Margin performance target to stress the importance of a return to profitability in 2010.

        For 2010, actual payouts under the Annual Incentive Awards could range from 12.5% to 200% of target, depending upon achieved EBIT margins and average NWC as a Percentage of Sales. Below a minimum EBIT margin threshold, no payout would be made under the 2010 Annual Incentive Awards. In setting the performance targets for 2010, the Committee considered the Company's short-term outlook given the uncertain economic condition together with the Company's historical performance levels with respect to these two performance measures.

        The Committee approved the following performance targets and payout ranges for the two Annual Incentive performance measures for 2010:

	EBIT Margin Target	EBIT Margin Payout % Of Target	NWC% of Sales Target	NWC% of Sales Payout % Of Target
Threshold Payout Level	0%	12.5%	22%	12.5%
Target Payout Level	4%	70.0%	21%	30.0%
Maximum Payout Level	7%	140.0%	20%	60.0%

        In 2010, the Company's achieved EBIT margin performance was 15.1% and its achieved average NWC% of Sales Performance was 15.2%. Therefore, a maximum payout under both performance measures was earned resulting in a combined payout equal to 200% of target for the 2010 Annual Incentive Award.

        Under the Omnibus Incentive Plan, the Committee reserves the discretion to reduce, but not increase, the final payouts to executive officers. The Committee did not exercise this discretion to reduce earned payout levels in 2010.

        With a clear relationship between financial results and payouts, our Annual Incentive Awards program encourages our senior leadership to drive business results. As a market-based program, it also helps us attract, motivate and retain quality leaders. Finally, the design of the shareholder-approved Omnibus Incentive Plan and the Annual Incentive Awards made thereunder helps ensure the tax deductibility of Annual Incentive Awards earned and paid out.

 Long-Term Incentive Awards

        We provide Long-Term Incentive Awards to our executive officers and other senior business leaders. The Omnibus Incentive Plan sets forth the terms and conditions under which our Long-Term Incentive Awards are made. The Company's established practice is to make Long-Term Incentive Award grants once each year, at the time of its regularly scheduled first quarter Compensation Committee meeting. The Omnibus Incentive Plan allows for a variety of forms of Long-Term Incentive Awards (e.g., Stock Options, Performance Units, Restricted Stock, Cash-Based Awards). The Omnibus Incentive Plan also provides for a variety of performance measures for performance-based Long-Term Incentive Awards (e.g., Return on Sales, Return on Net Assets, Total Shareholder Return).

        The Committee determines the target percentage of each executive officer's base salary for Long-Term Incentive Award purposes based on a review of market survey information for similar positions in comparable companies and also based on internal equity. For 2010 Long-Term Incentive Award purposes, the CEO, CFO, and Named Executive Officers were each granted a Long-Term Incentive Target Award equal to 125% of their annualized base salary levels, following restoration of the temporary base salary reductions in April 2010.

        In 2010 the Committee determined that the Long-Term Incentive Awards would be made 100% in the form of Cash-Based Awards. In addition, the Committee determined that average Return on Net Assets (RONA) over a three-year performance period would be the performance measure used for the Long-Term Incentive Awards. The three-year performance period promotes performance over a reasonable timeframe and builds an employee retention component into the Long-Term Incentive Awards.

        The Committee selected Cash-Based Awards as the award vehicle under the Company's Long-Term Incentive program based on management recommendations and its own evaluation. The decision to use Cash-Based Awards as the grant vehicle was based primarily on the high percentage share ownership of Sauer-Danfoss by the Company's controlling shareholder, Danfoss A/S.

        The Cash-Based Awards link payouts under the Company's Long-Term Incentive program to the Company's achieved RONA performance. We use RONA as the performance measure because we view this metric over an extended period of time to be an important driver in shareholder value creation. The Committee set a three-year target for average RONA considering the Company's expected performance throughout the performance period and considering median RONA performance compiled by Meridian for similarly sized companies in the Industrial Machinery sector.

        Actual payouts under the 2010 Long-Term Incentive Award grants can range from 25% to 150% of target, depending upon achieved average RONA over the three-year performance period. Below certain minimum average RONA thresholds, no payout will be made under the Long-Term Incentive Awards.

        The Committee determines the target percentage of a participant's base salary for Long-Term Incentive Award purposes each year, without consideration of prior awards, based on a review of market survey information for similar positions in comparable companies and based on internal equity. In 2010, the CEO, CFO and Named Executive Officers were each provided a Cash-Based Award equivalent to 125% of their annual base salary levels, following restoration of the temporary base salary reductions.

        The RONA thresholds, targets and maximums, along with the corresponding payout levels, are as follows:

	Grant Year	Threshold	Target	Maximum
RONA Targets	2010	7%	10%	14%
	2008	10%	14%	16%
Long-Term Award Payout %	2010	25%	75%	150%
	2008	46%	90%	130%**

**
For the 2008 grant years, the earned payout based on RONA performance may be increased by a sales growth modifier of 10% to 20% depending upon the Company's average sales growth over the three-year performance period. The 10% and 20% sales growth modifiers result from three-year average sales growth of 5% and 15%, respectively. Between 5% and 15% sales growth, the modifier increases on a linear basis. With the sales growth modifier, the maximum payout under the 2008 performance unit grants is 156% (130% × 120% sales growth modifier).

        The 2008 Long-Term Incentive Awards were granted with a three-year performance period that ended on December 31, 2010. Because the Company's RONA performance was below the threshold, no payout was earned under the 2008 Long-Term Incentive Award.

        The Cash-Based Award Agreements generally provide for automatic forfeiture upon a termination from service prior to the end of the performance period and/or the payout date. The Cash-Based Award Agreements generally provide for pro-rata, post-employment payouts of earned awards following a termination if employment at normal retirement age or following a termination of employment due to death or disability.

        Under the Omnibus Incentive Plan, the Company has the right to seek a reimbursement of amounts previously paid to any Participant who engaged in misconduct or was aware of and failed to report misconduct when such misconduct leads to a restatement of financial earnings. The Company also has certain automatic forfeiture rights under Section 304 of the Sarbanes-Oxley Act of 2002.

        Prior to being hired as President and Chief Executive Officer, Mr. Ruder had served the Company as a non-employee director. While he was a non-employee director, Mr. Ruder was granted 1,500 shares of restricted stock with a three-year vesting period ending in June of 2011. In April of 2010, the Board of Directors of the Company authorized an accelerated vesting of all non-employee director restricted shares, including those held by Mr. Ruder, in light of a pending tender offer for the outstanding shares of the Company from Danfoss A/S and Danfoss Acquisition, Inc.

        With a clear relationship between financial results and payouts, our Long-Term Incentive Awards program helps us tie our executive compensation levels to achieved business results. As a market-based program, it also helps us attract, motivate and retain high-performing leaders. Finally, the design of the shareholder-approved Omnibus Incentive Plan and Long-Term Incentive Awards granted thereunder helps ensure the tax deductibility of Long-Term Incentive Awards ultimately paid out.

Retirement & Savings Plans

        The Retirement & Savings Plans in which our executive officers participate consist of the following:

  •
  Local Retirement Plans

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  Supplemental Retirement and/or Savings Plans

  •
  Elective Deferred Compensation Plans for Cash Compensation

        Our Local Retirement Plans are made available to all eligible employees, including the Named Executive Officers, and vary by country. The Local Retirement Plans are a combination of defined contribution and/or defined benefit plans. In recent years, the Company has moved towards providing the majority of its retirement benefits in the form of defined contribution plans. Our Named Executive Officers generally participate in their country-specific Local Retirement Plans on the same terms and conditions made available to all other participants in the respective plans. Our Local Retirement Plans are described in further detail in the Pension Benefits Table and narrative beginning on page II-27.

        Our Supplemental Retirement and/or Savings Plans are made available to those U.S. officers and employees whose annual compensation exceeds certain limits imposed by the IRS and whose retirement benefits under the Local Retirement Plans are limited as a result. The Supplemental Retirement and/or Savings Plans operate to replace the retirement benefits that would be lost as a result of the IRS limits. Messrs. Hall and Schramm currently participate in the Supplemental Retirement and/or Savings Plans.

        Our Local Retirement Plan benefits and our Supplemental Retirement and/or Savings Plan benefits are determined primarily by considering base salary. Payouts under the Annual Incentive Plan Awards or the Long-Term Incentive Plan Awards generally do not impact the amount a participant will receive under these plans.

        The Elective Deferred Compensation Plans for Cash Compensation are made available to U.S. Vice Presidents and executive officers as a means to allow them to save, on a tax-deferred basis, all or a portion of their annual cash compensation (Base Salary and Annual Incentive Award). Deferred compensation under these plans represents an unfunded, unsecured liability of the Company. During the deferral period, participants' deferred compensation accounts are credited with a variable earnings credit that is tied to ten-year U.S. treasury yields and a credit-risk spread based on the Company's credit profile. Mr. Hall participates in the Elective Deferred Compensation Plans for Cash Compensation.

        The Supplemental Retirement and/or Savings Plans and the Elective Deferred Compensation Plans are described in further detail in the Nonqualified Deferred Compensation Table and narrative beginning on page II-28.

        Based on observed market practices, we believe our Retirement & Savings Plans are comparable to those found in the marketplace for senior executives. These plans help us attract, motivate and retain high-performing leaders.

Additional Cash Compensation and Perquisites

        We provide a few additional elements of cash compensation and/or perquisites to our executives. These elements include:

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  Relocation Stipend and/or Relocation Expenses

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  One-Time Sign-on Recruitment Bonuses

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  Automobile Allowances and/or Company Cars

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  Spousal Travel

        Upon his hiring in 2010, the Committee authorized that Mr. Weston's principal office be based at the Company's Ames, Iowa facility. Mr. Weston received the Company's standard relocation assistance from the Company. The portion of Mr. Weston's standard relocation assistance paid in 2010, $43,362, has been included in the All Other Compensation Column of the Summary Compensation Table. Also included in the 2010 amount for Mr. Weston is an additional $18,657 that the Committee authorized to cover duplicate housing costs and certain other costs incurred by Mr. Weston during his relocation process.

        During the recruitment process, the Committee authorized payment of a one-time sign-on recruitment bonus of $75,000 to Mr. Weston. The sign-on recruitment bonus was approved as an incentive to Mr. Weston to join Sauer-Danfoss and to partially replace the value of certain long-term incentive awards that were forfeited by Mr. Weston upon his termination of employment with his former employer. Mr. Weston's sign-on recruitment bonus is included in the All Other Compensation Column of the Summary Compensation Table.

        Automobile allowances are paid to Messrs. Hall, Schramm and Weston in lieu of providing company cars for their use. As European-based officers, Messrs. Ruder and Christensen are provided a company car for business and personal use. Automobile allowances or allowing the use of a company car are common in the market for senior executives and are used by us to attract, motivate and retain high-performing leaders.

        Due to a high frequency of international travel, we allow spouses to accompany executives on up to two international trips per year. The Company pays coach class airfare for any such spousal trips. The executive is responsible for any income taxes resulting from such Company-paid spousal trips. No such spousal travel occurred during 2009 or 2010 due to the general economic climate.

Other Potential Post-Employment Compensation

        The Company has entered into an Employment Agreement with Mr. Schramm that provides the potential for post-employment compensation in certain instances (i.e., triggers). For Mr. Schramm, the triggers that would provide for post-employment compensation are as follows:

  •
  Termination Due to Death or Disability

  •
  Termination By The Company Without Cause

  •
  Termination By The Executive With Good Reason

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  Change in Control of the Company and Termination by the Company Without Cause or by the Executive With Good Reason Within Two Years following the Change in Control

        Messrs. Ruder and Christensen have European-style Employment Agreements where post-employment compensation is primarily covered through the use of extended notice periods. For terminations initiated by the Company without cause or by the employee due to breach of contractual obligations, Mr. Ruder has a 24-month notice period and Mr. Christensen has an 18-month notification period, during which time they would be eligible to receive their normal compensation, even if no longer working for the Company.

        The Company has agreed to pay Mr. Weston post-employment compensation equal to 12 months' base salary, in the event that Mr. Weston's employment is terminated by the Company without cause at any time during the three-year period beginning with his hire date on April 5, 2010.

        Based on observed market practices, the triggers which can lead to post-employment compensation are comparable to those found in the marketplace for CEOs and other senior executives. The material terms of the Employment Agreements, including the provisions relating to potential post-employment compensation, are discussed in detail in the Potential Payments Upon Termination or Change in Control section beginning on page II-30.

Analysis of Risks Inherent in Compensation Policies & Practices

        Management believes that the compensation policies and practices for all employees, including executive officers and non-executive officers, do not create risks that would reasonably be expected to have a material adverse effect on the Company. The incentive compensation programs extended to certain key employees other than executive officers, when available, are patterned after the incentive compensation programs for our executive officers and are reviewed on an annual basis by the Compensation Committee.

 Stock Ownership Guidelines

        Due to the closely held nature of the Company and the high percentage ownership of its primary shareholder, Danfoss A/S, the Company has no formal stock ownership guidelines for it executive officers.

Financial Accounting and Tax Impacts of Executive Compensation Program

        Internal Revenue Code ("IRC") Section 162(m) limits U.S. and state tax deductions for compensation in excess of $1,000,000 paid to the CEO and to the other Named Executive Officers during any taxable year.

        The Company's Omnibus Incentive Plan has been designed to meet the qualifying criteria for the performance-based compensation exception to IRC Section 162(m). Incentive awards granted under the Omnibus Incentive Plan are designed to be fully deductible for U.S. and state tax purposes.

        The cash-based elements of our executive compensation program, including Base Salary and Annual Incentive Awards, are treated as a financial statement expense in the year incurred. The Long-Term Incentive Cash-Based Awards are treated as a financial statement expense over the three-year performance period.

Compensation Committee Interlocks and Insider Participation

        The Committee's members during 2010 were Johannes F. Kirchhoff, Richard J. Freeland, F. Joseph Loughrey, and Steven H. Wood, none of whom is or has ever been an officer or employee of the Company. Johannes F. Kirchhoff and members of his family are owners of FAUN Umwelttechnik GmbH & Co. KG, which purchased products from the Company in 2010 for an aggregate purchase price of approximately $1,700,000.

Compensation Committee Report

        The information contained in the following report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) with management and, based on the review and discussion, has recommended to the Board that the CD&A be included in the Company's Proxy Statement and be incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission.

COMPENSATION COMMITTEE Johannes F. Kirchhoff, Chairman Richard J. Freeland Steven H. Wood

April 5, 2011

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Sven Ruder(1)	2010	566,309	0	679,571	0	58,092	1,303,972
President & Chief	2009	547,431	0	0	0	53,834	601,265
Executive Officer
Jesper V. Christensen(1)	2010	313,021	0	375,627	0	50,069	738,717
Executive Vice President,	2009	203,911	0	0	0	25,100	229,011
Chief Financial Officer and Treasurer
Charles K. Hall	2010	302,280	0	360,000	290,626	13,020	965,926
Executive Vice President &
President Propel Division
Wolfgang Schramm	2010	302,280	0	360,000	4,948	25,850	693,078
Executive Vice President &	2009	286,920	0	0	4,923	25,058	316,901
President Controls Division	2008	311,908	289,527	0	4,637	73,599	679,671
Marc Weston	2010	210,000	0	336,000	1,292	152,700	699,992
Executive Vice President & Chief Marketing Officer

Footnotes To Summary Compensation Table

(1)
Certain compensation items earned by Messrs. Ruder and Christensen were valued in Euros and were converted to U.S. dollars for this table and all other tables using a weighted average annual exchange rate (U.S.D/Euro) of 1.3247 and 1.3903 for 2010 and 2009, respectively.

(2)
The amount reflected in 2008 for Mr. Schramm represents the annual grant date value of equity compensation in the form of 2008 Performance Units awarded to Mr. Schramm. For purposes of determining the grant date value, the Performance Units were treated as paying out at target values, as this would have been the expectation as of the grant date. Based on achieved performance below threshold levels, Performance Units granted in 2008 will expire with no payouts.

As noted in the CD&A, there were no stock awards made in 2009 as the Company's Long-Term Incentive Award program was suspended. Also as noted in the CD&A, the Company's 2010 Long-Term Incentive Awards were made in the form of Cash-Based Awards and are therefore not reflected in this column.

Further information concerning the Company's accounting for Performance Units under FASB ASC Topic 718 can be found in footnote number 13 to its consolidated financial statements filed as part of its Form 10-K for the year ended December 31, 2010.

(3)
Based on achieved EBIT Margin and Net Working Capital performance, the 2010 Annual Incentive Awards were paid out at 200% of target and payout amounts are reflected in the Non-Equity Incentive Plan column of the Summary Compensation Table. Based on achieved EBIT Margin performance below threshold levels in 2008, Mr. Schramm did not earn a payout under the Company's 2008 Annual Incentive Award program. As noted in the CD&A, the Annual Incentive Award program was suspended in 2009.

(4)
These amounts represent the aggregate increase in the actuarial present value of all defined benefits and actuarial plans, including supplemental plans, accrued during the year plus above-market earnings on nonqualified deferred compensation, using 120% of the applicable federal long-term rate as the basis for market earnings. The amounts are detailed in the following table.

Name	Year	Change In Value Of US Defined Benefit Plans ($)	Above-Market Earnings On Non-Qualified Deferred Compensation ($)	Total ($)
Charles K. Hall	2010	290,190	436	290,626
Wolfgang Schramm	2010	4,948	0	4,948
	2009	4,923	0	4,923
	2008	4,637	0	4,637
Marc Weston	2010	1,292	0	1,292
(5)
The All Other Compensation amounts represent the following amounts and are explained in greater detail in the Additional Cash Compensation and Perquisites section of the CD&A:

SUMMARY COMPENSATION TABLE—ALL OTHER COMPENSATION

Name	Year	Lump Sum Sign-On Bonus ($)	Relocation Stipend or Relocation Costs ($)	Auto Allowance ($)	Company Car ($)	Company Contributions To 401(k) Plan and to Supplemental Retirement Plans ($)	Other Perquisites ($)	Total ($)
Sven Ruder	2010	0	0	0	28,614	26,139	3,339	58,092
	2009	0	0	0	28,548	25,123	163	53,834
Jesper V. Christensen	2010	0	0	0	33,250	13,480	3,339	50,069
	2009	0	0	0	16,239	8,698	163	25,100
Charles K. Hall	2010	0	0	12,720	0	0	300	13,020
Wolfgang Schramm	2010	0	0	12,750	0	13,100	0	25,850
	2009	0	0	12,750	0	12,308	0	25,058
	2008	0	45,805	12,750	0	13,954	1,090	73,599
Marc Weston	2010	75,000	65,718	9,397	0	2,585	0	152,700

The company car values for Messrs. Ruder and Christensen are based on the annual operating costs to the Company. Other perquisites include spousal travel, airline club fees, tax return preparation fees and insurance premiums.

 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Sven Ruder(1)	March 8, 2010	42,473	339,786	679,571
Sven Ruder(2)	March 16, 2010	186,286	745,144	1,117,716
Jesper V. Christensen(1)	March 8, 2010	23,477	187,813	375,627
Jesper V. Christensen(2)	March 16, 2010	101,207	404,828	607,242
Charles K. Hall(1)	March 8, 2010	22,500	180,000	360,000
Charles K. Hall(2)	March 16, 2010	97,500	390,000	585,000
Wolfgang Schramm(1)	March 8, 2010	22,500	180,000	360,000
Wolfgang Schramm(2)	March 16, 2010	97,500	390,000	585,000
Marc Weston(1)	March 8, 2010	21,000	168,000	336,000
Marc Weston(2)	March 16, 2010	87,500	350,000	525,000

Footnotes to Grants of Plan-Based Awards Table

(1)
The award grants presented in the above table with footnote 1 represent Annual Incentive Awards made under the Company's Omnibus Incentive Plan. The Compensation Committee awarded these grants at its regularly scheduled meeting on March 8, 2010. Based on achieved EBIT Margin and Net Working Capital performance in 2010, these Annual Incentive Awards paid out at the maximum levels. Payments were made to the Named Executive Officers in March of 2011 and are reflected in the Summary Compensation Table for 2010.

(2)
The award grants presented in the above table with footnote 2 represent Long-Term Incentive Awards made under the Company's Omnibus Incentive Plan. The Compensation Committee awarded these grants during a teleconference meeting on March 16, 2010. These Long-Term Incentive awards have a three-year performance period from 2010 through 2012. Ultimate payout under these Long-Term Incentive Awards is dependant upon the Company's average Return on Net Assets (RONA) performance over this period.

  SUMMARY COMPENSATION AND GRANTS OF PLAN-BASED AWARDS NARRATIVE

        Messrs. Ruder, Christensen and Schramm have each entered into an Employment Agreement with Sauer-Danfoss Inc. and/or one of its Affiliates detailing, among other things, the components of their respective compensation.

        The German Employment Agreements for Messrs. Ruder and Christensen were written to comply with German employment law and contain provisions similar to those made available to other senior executives based in Germany. The German Employment Agreements contain longer notice periods for a Company-initiated termination, without cause, than are typical for U.S.-style agreements. The notice periods for Messrs. Ruder and Christensen are 24 months and 18 months, respectively.

        The U.S. Employment Agreement for Mr. Schramm was entered into on April 16, 2007 and contains a two-year term, automatically renewable for successive one-year terms in the absence of written notice by either party. The U.S. Employment Agreement contains a minimum 30-day notice period.

        Rights of the officers to certain post-employment compensation under the terms of the Employment Agreements are discussed in the Potential Payments Upon Termination or Change in Control section beginning on page II-30.

        The officer Employment Agreements provide for base salary levels, which increase under the Company's annual salary review process, as described in the CD&A. Mr. Schramm's U.S. Employment

Agreement provides that his base salary cannot be decreased without the officer's consent, unless as part of a blanket decrease to the base salaries of all officers.

Stock Awards

        Amounts listed in the Stock Awards column represent the grant date value of Performance Units granted under the Company's Omnibus Incentive Plan for the given reporting year. For purposes of determining the performance payout expectations as of the grant date, we have generally assumed that the Performance Units would pay out at their target value.

        Messrs. Hall and Schramm have outstanding 2008 Performance Unit grants at December 31, 2010 under the Company's Omnibus Incentive Plan. The Performance Units outstanding at year-end are detailed later in the Outstanding Equity Awards At Fiscal Year-End Table. As noted in the CD&A and in footnote 2 to the Summary Compensation Table, the Company's RONA performance was below threshold during the performance period from 2008 through 2010. As a result, no payout was earned under the 2008 Performance Unit grants.

Non-Equity Incentive Compensation

        Amounts reflected in the Non-Equity Incentive Plan Compensation column represent amounts granted to and earned by the Named Executive Officers under the Company's Annual Incentive Award program. The Annual Incentive Award program is a performance-based incentive program. In 2010, the Annual Incentive Award program was tied to the Company's performance against pre-determined targets for Earnings Before Interest & Taxes ("EBIT") Margin and for Net Working Capital ("NWC") as a Percentage of Sales.

        For 2010, Annual Incentive Award payouts could range from 12.5% to 200% of pre-established payout targets depending upon EBIT margin and NWC as a percentage of sales performance. Below certain minimum threshold EBIT margin levels, there would be no payout under the 2010 Annual Incentive Award program. As noted in the CD&A, the maximum payout was earned in 2010 as a result of the Company's EBIT Margin and NWC as a Percentage of Sales performance.

        For 2008, the Annual Incentive Award program was based solely on EBIT margin. The Company's 2008 EBIT margin performance levels were below threshold and, therefore, no earned payout is reflected for 2008. For 2009, as noted in the CD&A, the Annual Incentive Program was suspended and therefore no payouts were made.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Charles K. Hall(1)	None	0	None	0
Wolfgang Schramm(1)	None	0	None	0

Footnotes To Outstanding Equity Awards At Fiscal Year-End Table

(1)
2008 Performance Unit Awards granted on March 12, 2008 with a Performance Period from January 1, 2008 through December 31, 2010. Achieved RONA performance for the three-year Performance Period fell below the minimum threshold and, therefore, no payouts were earned under the 2008 Performance Unit Awards. There are no other outstanding equity awards held by any of the Named Executive Officers.

OPTION EXERCISES AND STOCK VESTED TABLE

	Stock Awards
Name of Executive Officer	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sven Ruder(1)	1,500	$20,100

Footnotes To Option Exercises and Stock Vested Table

(1)
Amounts and values reflected represent vesting of restricted shares previously granted to Mr. Ruder during his service as a non-employee director. These restricted shares were vested on April 6, 2010 following special action by the Board of Directors of the Company in light of the then pending tender offer for all of the Company's outstanding shares from Danfoss A/S and Danfoss Acquisition, Inc. The value reflected is based on the per share value of $13.40 on the vesting date.

 PENSION BENEFITS TABLE

Name	Plan name	Number of years of credited service (#)	Present Value of Accumulated Benefit ($)
Charles K. Hall	Sauer-Danfoss Employees' Retirement Plan	30.0	1,221,441
	Sauer-Danfoss Supplemental Retirement Plan	30.0	70,875
Wolfgang Schramm	Sauer-Danfoss Employees' Retirement Plan	3.7	15,662
Marc Weston	Sauer-Danfoss Employees' Retirement Plan	0.7	1,292

PENSION BENEFITS NARRATIVE

Sauer-Danfoss Employees' Retirement Plan

        The Pension Benefits table above details the present value of the accumulated retirement benefits accrued by Messrs. Hall, Schramm and Weston under the Sauer-Danfoss Employees' Retirement Plan (the "U.S. Retirement Plan"). The amounts shown represent the present value of the retirement benefits that each of them would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2010 and discounted to a December 31, 2010 present value using a discount rate of 5.25%.

        The U.S. Retirement Plan is a defined benefit pension plan intended to be qualified under Section 401(a) of the Internal Revenue Code. Under the U.S. Retirement Plan, participants accrue retirement benefits over time using either a final average pay formula or a cash balance formula. The final average pay formula is available only to participants who were hired prior to October 2, 2000 and who did not make a one-time election to switch to the cash balance formula. All other participants accrue benefits under the cash balance formula.

        Under the final average pay formula, a participant's retirement benefit at normal retirement date, age 65, will be based on (i) the average of the participant's highest consecutive five-year annual earnings, (ii) the number of years of participation in the plan and (iii) a reduction/offset for Social Security benefits. Under the terms of the plan, the average annual earnings will be multiplied by 2% for each year of participation, up to a maximum of 30 years or 60%, to determine the annual pension amount. The annual pension amount is converted to a monthly annuity. Depending upon hire date, participants may choose from a variety of payment options, including ordinary life annuities, joint and survivor annuities and ordinary life annuities with guaranteed term certain provisions. The portion of a final average pay benefit accrued prior to December 31, 1990 can, at the election of the participant, be paid out in a lump sum.

        Under the cash balance formula, participants are provided an annual credit, equal to 2% of eligible pay, to their cash balance accounts. The cumulative account balances earn annual interest credits, tied to the one-year treasury bill rate. At the normal retirement date, age 65, the accumulated cash balance is converted into a monthly annuity for payment and is paid out as either a single-life annuity or as a joint and survivor annuity.

        For both the final average pay formula and the cash balance formula, eligible pay is generally limited to a participant's base salary.

        Mr. Hall participates in the U.S. Retirement Plan under the final average pay formula. Messrs. Schramm and Weston participate in the U.S. Retirement Plan under the plan's cash balance formula.

        Under the U.S. Retirement Plan, reduced early retirement benefits may be taken beginning at age 55. Messrs. Hall (age 63) and Schramm (age 56) are currently eligible for early retirement under the above-named plan. Upon early retirement, the normal age 65 retirement benefit is subject to reduction for each month by which the participant is less than age 65 when early retirement benefit payments commence.

        Mr. Weston has not yet served the requisite three years to be vested in his benefits under the U.S. Retirement Plan.

Sauer-Danfoss Supplemental Retirement Plans

        The Internal Revenue Code generally limits to $195,000, indexed for inflation, the amount of any annual benefit that may be paid from the U.S. Retirement Plan. Moreover, the U.S. Retirement Plan may consider no more than $245,000, as indexed for inflation, of a participant's annual compensation in determining that participant's retirement benefit.

        In recognition of these two limitations, the Company has adopted certain U.S. Supplemental Retirement Plans. The U.S. Supplemental Retirement Plans are designed to provide supplemental retirement benefits to the extent that a participant's benefits under the U.S. Retirement Plan are limited by either the annual benefit limitation or the annual compensation limitation.

        The Pension Benefits table above details the present value of the accumulated retirement benefit accrued by Mr. Hall under the U.S. Supplemental Retirement Plans using the final average pay formula. The amount shown represents the supplemental retirement annuity that Mr. Hall would be eligible to receive at normal retirement age (65), based on years of service through December 31, 2010 and discounted to a December 31, 2010 present value using a discount rate of 5.25%. No other Named Executive officer is entitled to final average pay benefits under the U.S. Supplemental Retirement Plans.

        Mr. Schramm is covered by the U.S. Supplemental Retirement Plans using the cash balance formula because his cash balance account contributions into the U.S. Retirement Plan have been limited by the Internal Revenue Code limitations on qualified plans. This separate plan is discussed in the Nonqualified Deferred Compensation narrative which follows below.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name (a)	Executive Contributions In Last FY ($)	Registrant Contributions In Last FY ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals Or Distributions ($)	Aggregate Balance At Last FYE ($)
Charles K. Hall(1)	0	0	1,687	0	27,963
Wolfgang Schramm(2)	0	3,300	441	0	11,196

Footnotes To Nonqualified Deferred Compensation Table

(1)
$436 of the amount shown as Aggregate Earnings in the Last Fiscal Year for Mr. Hall represents above-market earnings on nonqualified, deferred compensation and are included under Change in Pension Value and Nonqualified Deferred Compensation Earnings in the Summary Compensation Table. Above-market earnings are computed using 120% of the applicable federal long-term rate as the basis for market earnings.

(2)
The amount reflected as Registrant Contributions in the Last Fiscal Year for Mr. Schramm represents Company contributions to the Supplemental Executive Savings and Retirement Plan and are included under All Other Compensation in the Summary Compensation Table.

 NONQUALIFIED DEFERRED COMPENSATION NARRATIVE

        The nonqualified deferred compensation amounts shown above reflect participants' balances in the following nonqualified deferred compensation plans or arrangements:

  •
  Elective Deferred Compensation Plans for Cash Compensation

  •
  Supplemental Executive Savings & Retirement Plan

        The elective deferred compensation plans provide a means for eligible executives to save a portion of their compensation, on a tax-deferred basis, for retirement and other purposes.

        The Supplemental Executive Savings and Retirement Plan operates to provide additional Company contributions to Mr. Schramm, whose Company contributions into his qualified retirement plan has been limited by IRS rules. These additional contributions allow Mr. Schramm to receive, on a percentage of compensation basis, the same level of Company contributions towards retirement that all other U.S. employees enjoy.

        The key provisions of the nonqualified, deferred compensation plans are reflected below.

Elective Deferred Compensation Plans for Cash Compensation

  •
  Plan available to selected U.S. employees

  •
  May elect deferral of all or a portion of Base Salary and Annual Incentive Award

  •
  Unfunded, unsecured liability of the Company

  •
  Deferred compensation earned after 2004 subject to a variable earnings credit tied to ten-year U.S. treasury yields plus a credit risk spread based on the Company's credit profile (2010 annualized return—8.1%)

  •
  Deferred compensation earned prior to 2005 subject to a variable earnings credit tied to ten-year U.S. treasury yields plus 3% (2010 annualized return—6.4%)

  •
  Payouts to be made in cash

  •
  Deferral elections and payout options comply with Internal Revenue Code Section 409A rules

Supplemental Executive Savings and Retirement Plan

  •
  Non-elective plan available to any cash balance participants in the Company's qualified retirement plans whose retirement benefits are limited by IRS rules

  •
  Unfunded, unsecured liability of the Company

  •
  A portion of the deferred compensation balance earns interest credits based on one-year treasury bill rates similar to cash balance account earnings (2010 annualized return—0.45%)

  •
  A portion of the deferred compensation balance is self-directed by the participants and can generate earnings or loss based on actual performance from investment options in the Company's 401(k) plan. A participant's actual, annualized return or loss will depend on the hypothetical investment strategy that the participant employs. Mr. Schramm realized gains of 8.6% with respect to his hypothetical investment strategy in 2010.

  •
  Amounts payable in cash, generally on the six-month anniversary of employment termination

  •
  Alternative payout options for reasons such as death and disability comply with Internal Revenue Code Section 409A rules

 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        Certain of the Named Executive Officers have entered into Employment Agreements or Change In Control Agreements with Sauer-Danfoss which provide for the payment of certain amounts upon a termination of employment for various reasons. These amounts are in addition to the amounts shown above in the Pension Benefits Table and the Nonqualified Deferred Compensation Table.

        Upon termination of employment for any reason, a Named Executive Officer will receive base salary, vacation pay, and Annual Incentive Awards that have been earned, but not yet paid.

        The post-employment compensation payments to Messrs. Ruder and Christensen in the event of any termination initiated by the Company without cause will be covered by their respective notice periods as detailed in their Employment Agreements and by general provisions of German employment law.

        Under the terms of his Employment Agreement, Mr. Schramm will receive additional payments if the termination from employment occurs in any of the following circumstances:

  •
  Following a Change in Control of the Company

  •
  Termination initiated by the Company Without Cause

  •
  Termination initiated by the Named Executive Officer with Good Reason

  •
  Death or disability

        Following the Company's current practice for U.S.-based officers, Messrs. Hall and Weston are not covered by formal employment agreements. The Committee has previously authorized a policy whereby severance benefits equal to one year's base salary plus certain outplacement services would be paid to similarly situated U.S.-based officers in the event that their employment is terminated by the Company involuntarily without justification or cause. Mr. Hall is also covered by a Change in Control Agreement with the Company that will, in certain circumstances, provide for certain additional payments following a termination of employment following a Change In Control of the Company.

        The table set forth below shows the estimated value of these potential post-employment payments assuming a triggering event had occurred on December 31, 2010. The potential post-employment payments following a Change in Control are generally contingent upon both the Change in Control and a termination of employment Without Cause and/or With Good Reason.

        The estimated Annual Incentive continuation payouts reflect the target value of payouts due under the various post-employment compensation agreements. Depending upon specific agreements and/or local employment laws, a payout based upon actual performance may be due in certain circumstances.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Named Executive Officer	Description	Base Salary Continuation $	Annual Incentive Continuation At Target $	Medical Plan Continuation $	Outplacement Services $	Total Paid To NEO $
Sven Ruder	Termination Upon Death	298,058	—	—	—	298,058
	Termination Without Cause/ For Good Reason	1,192,230	715,338	—	26,494	1,934,062
	Termination Following Change of Control	1,192,230	715,338	—	26,494	1,934,062
Jesper V. Christensen	Termination Upon Death	161,907	—	—	—	161,907
	Termination Without Cause/ For Good Reason	485,722	291,433	—	26,494	803,649
	Termination Following Change of Control	485,722	291,433	—	26,494	803,649
Charles K. Hall	Termination Without Cause	312,000	0	0	20,000	332,000
	Termination Following Change of Control	312,000	187,200	31,200	20,000	550,400
Wolfgang Schramm	Termination Upon Death or Disability	0	0	24,532	0	24,532
	Termination Without Cause/ For Good Reason	468,000	280,800	24,532	20,000	793,332
	Termination Following Change of Control	468,000	280,800	31,200	0	780,000
Marc Weston	Termination Without Cause	280,000	0	0	20,000	300,000
	Termination Following Change of Control	280,000	0	0	20,000	300,000

Key Employment Agreement Provisions

        In return for the agreement by Sauer-Danfoss to make the other potential post-employment payments as detailed above, the Named Executive Officers agree to certain conduct during the term of their employment and immediately thereafter. Specifically, the Named Executive Officers, by signing the Employment Agreements or Change In Control Agreements, agree to the following:

  •
  A Covenant Not To Compete with the Company for a period of up to 18 months following any termination of employment

  •
  Non-Disclosure of Company Confidential Information

  •
  Assignment of any and all Development rights on intellectual property conceived of or devised while employed

  •
  Non-Solicitation of Company personnel for a period of up to 18 months following any termination of employment

 DIRECTOR COMPENSATION TABLE

Name	Fees earned or paid in cash ($)	Stock Awards (1)($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)($)	All Other Compensation ($)	Total ($)
Jørgen M. Clausen	93,500	20,280			113,780
Steven H. Wood	58,000	20,280	7,193		85,473
Niels B. Christiansen	61,000	20,280			81,280
Johannes F. Kirchhoff	58,000	20,280			78,280
William E. Hoover, Jr.	43,500	20,280			63,780
Per Have	43,500	20,280			63,780
Kim Fausing	42,000	20,280			62,280
F. Joseph Loughrey	42,000	0			42,000
Richard J. Freeland	17,500	20,280			37,780
Anders Stahlschmidt	13,000	20,280			33,280
Sven Murmann	30,500	0			30,500

Footnotes To Director Compensation Table

(1)
These amounts represent the grant date fair value of restricted shares issued to the non-employee directors during the calendar year 2010. Information concerning the Company's accounting for restricted stock under FASB ASC Topic 718 can be found in footnote number 13 to its consolidated financial statements filed as part of its Form 10-K for the year ended December 31, 2010.

  At December 31, 2010 Messrs. Clausen, Christiansen, Fausing, Freeland, Have, Hoover, Kirchhoff, Stalschmidt and Wood each held 1,500 shares of unvested restricted stock.

(2)
Mr. Wood participates in the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Non-employee Directors. In 2010 he elected to defer 50% of the fees reflected under Fees Earned or Paid in Cash in this table. The amount reported under Change in Pension Value and Nonqualified Deferred Compensation Earnings reflects above-market earnings on his deferred director fees, using 120% of the applicable federal long-term rate as the basis for market earnings.

DIRECTOR COMPENSATION NARRATIVE

        Non-employee directors earn cash-based director's fees according to the following schedule, effective July 1, 2010:

  •
  As Chairman, Mr. Clausen receives a retainer of $100,000 per year

  •
  As Vice Chairman, Mr. Christiansen receives a retainer of $75,000 per year

  •
  All other non-employee directors receive retainers of $40,000 per year

  •
  All non-employee directors receive $1,500 for each Board meeting attended

  •
  All non-employee directors receive $750 for participation in a telephonic meeting

  •
  Non-employee directors receive an annual retainer of $7,000 for service on the Compensation Committee and $11,000 for service on the Audit Committee

        Non-employee directors receive an annual grant of restricted shares of Sauer-Danfoss Inc. common stock under the Company's Omnibus Incentive Plan. The terms of each restricted share grant can vary in accordance with the plan document. The annual restricted share grant was made on June 11, 2010 and consisted of 1,500 shares with a three-year vesting period. Based on a grant date share closing price of $13.52 each restricted share grant has been valued at $20,280 in the Director Compensation Table. The restricted shares are forfeitable upon termination of service from the Board for any reason prior to the vesting date, unless otherwise determined by the Board, in its sole discretion. The restricted shares provide for voting and dividend rights during the period of restriction.

        On April 6, 2010, the Board of Directors of the Company authorized the accelerated vesting of outstanding restricted shares in light of the then pending tender offer for all of the Company's outstanding shares from Danfoss A/S and Danfoss Acquisition, Inc. This accelerated vesting removed all trading restrictions on unvested restricted shares which had been issued prior to 2010. At the time of the accelerated vesting, restricted share holdings of the directors were as follows:

  •
  4,500 Restricted Shares—Claussen, Kirchhoff, Loughrey, Murmann, Wood

  •
  3,000 Restricted Shares—Christiansen, Fausing, Hoover

  •
  1,500 Restricted Shares—Ruder

        U.S. non-employee directors can elect to defer a portion of their cash-based director's fees by participating in the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Non-Employee Directors. The terms of such deferral are similar to those made available to Sauer-Danfoss employees and have been described previously in the Nonqualified Deferred Compensation Narrative.

        Mr. Ruder serves as the sole employee member of the Board and is not entitled to any compensation for such service. The 1,500 restricted shares held by Mr. Ruder at the time of accelerated vesting had been granted to him in his capacity as a non-employee director prior to being hired as the Company's President & Chief Executive Officer.

 ITEM 1—ELECTION OF DIRECTORS

        The Board of Directors of the Company (the "Board") has nominated ten directors for election. All directors are elected annually.

        If elected, each of the nominees will serve until the 2012 Annual Meeting and until a successor has been elected and qualified, or until such director's earlier death, resignation, or removal.

        Each share is entitled to one vote for each of ten directors. The persons named in the accompanying proxy will vote it for the election of the nominees named below as directors unless otherwise directed by the stockholder. Each nominee has consented to be named and to serve if elected. In the unanticipated event that a nominee becomes unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitute.

Nominees to Serve for Directors

        Niels B. Christiansen, age 45, has been a director of the Company since July 10, 2008 and presently serves as Vice Chairman of the Board. Mr. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. From January 1, 2003 through September 30, 2004, Mr. Christiansen was an Executive Vice President at GN Store Nord A/S, a Danish developer of telecommunications networking and hand-held communications solutions. From January 1, 2000 through September 30, 2004, he was President and Chief Executive Officer of GN Netcom A/S, a Danish subsidiary of GN Store Nord A/S.

        Mr. Christiansen is a member of the Executive Committee of Danfoss A/S; serves as the Chairman of the Board of Directors of Axcel A/S, a Danish private equity fund; and serves on the Boards of Directors of Danske Bank A/S, a publicly traded Danish bank, Vice Chairman of Bang & Olufsen A/S, a publicly traded Danish manufacturer of audio and video products, and William Demant Holding A/S, a publicly traded Danish manufacturer of audio products.

        Mr. Christiansen's position as the Chief Executive Officer of Danfoss A/S, the Company's majority stockholder, and the financial and managerial expertise he has gained as an executive officer and a director of several publicly and privately held companies make him a valuable member of the Company's Board of Directors.

        Jørgen M. Clausen, age 62, has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. Mr. Clausen served as President and Chief Executive Officer of Danfoss A/S for many years until his retirement in October 2008. He now serves as the Chairman of Danfoss A/S.

        Mr. Clausen's ability to represent the interests of the Clausen family, which controls Danfoss A/S, coupled with his extensive experience as the Chief Executive Officer of Danfoss A/S, like the Company a multi-national industrial manufacturing corporation, give him unique insights into risk management, strategic planning, and the overall business of the Company. In addition, Mr. Clausen has direct experience in the hydraulic industry, having served as the Vice President of Danfoss A/S's fluid power division before it was acquired by the Company. All of these factors have contributed to Mr. Clausen's nomination to the Company's Board of Directors since 2000.

        Kim Fausing, age 46, has been a director of the Company since July 10, 2008. Mr. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Mr. Fausing became a divisional president of Danfoss A/S, having previously worked at Hilti Corporation, a privately owned manufacturer of construction and engineering products, from 1990 through 2007. He served as Hilti's President in Japan and Managing Director from 2000 through 2003, and as a Division President and Member of its Executive Committee from 2003 through 2007. In 2010, Mr. Fausing became a member of the Boards of Directors of Hilti and Velux A/S, a privately owned Danish manufacturer of windows and skylights.

        Mr. Fausing brings a wealth of executive and managerial experience to the Board of Directors as a result of his work with Hilti Corporation and Danfoss A/S and his service on the Hilti and Velux Boards of Directors.

        Richard J. Freeland, age 54, is the President—Engine Business of Cummins Inc., a position he has held since March 2010. He has been continuously employed by Cummins Inc. in various capacities since 1979. In the least five years at Cummins Inc., Mr. Freeland served as President—Components Division from 2008 through March 2010 and Vice President—Distribution Business from 2005 through 2008. He is a member of the Audit Committee and the Compensation Committee of the Board.

        Mr. Freeland brings to the Board his experience in leading global industrial businesses gained as a senior executive at Cummins Inc. In addition to his overall level of experience, he has worked with customers and in countries closely related to the Sauer-Danfoss business, which allows him to provide valuable perspective to the Board and the Company's management.

        Per Have, age 54, became a director of the Company on November 9, 2009. Mr. Have was appointed Chief Financial Officer of Danfoss A/S on September 30, 2009. He has served as President of the Bitten and Mads Clausen Foundation, the controlling shareholder of Danfoss A/S, since 2007. From 2006 through 2007, Mr. Have was Senior Vice President, Refrigeration & Air Conditioning Division of Danfoss A/S. From 2002 through 2005, he served as Vice President, Corporate Finance, of Danfoss A/S. He was employed by the Company as its Vice President, Global Supply Chain and IT, from 2000 through 2002.

        The Board of Directors expects Mr. Have's financial expertise and professional experience, as well as his position as President of the Bitten and Mads Clausen Foundation, to contribute strongly to the Board's strategic, financial, and risk oversight functions.

        William E. Hoover, Jr., age 61, has been a director of the Company since July 10, 2008. Mr. Hoover worked for McKinsey & Co., a management consulting firm, for approximately 30 years until July 2007, when he retired from the position of senior director. Mr. Hoover serves on the Boards of Directors of Danfoss A/S; GN Store Nord A/S, a Danish manufacturer of hearing instruments listed on the Copenhagen Stock Exchange; NorthStar Battery, a privately owned firm that makes batteries for mobile base stations; Satair A/S, a publicly traded Danish supplier of aircraft parts and service solutions for aircraft maintenance; and LEGO Foundation, a Danish charitable and educational foundation.

        Mr. Hoover's skills and experience developed over decades of work in the management consulting field following his graduation from the Harvard Business School in 1977 bring strength and depth to the Board, especially in the area of strategic development, organization, large-scale transformation, and mergers and acquisitions.

        Johannes F. Kirchhoff, age 53, has been a director of the Company since April 17, 1997. Mr. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than the past five years. He serves on the Boards of Directors of RITAG Ritterhuder Armaturen GmbH & Co. Armaturenwerk KG, a privately owned German company that produces valves and fittings, and of Fachhochschule Suedwestfalen, a regional German university. He is Chairman of the Compensation Committee of the Company's Board and a member of the Audit Committee of the Board.

        As the owner and Managing Director of a privately held manufacturing company with international operations, Mr. Kirchhoff has significant experience in setting compensation, developing and implementing strategic business plans, and evaluating risk, all from the perspective of the long-term financial soundness that is critical for success in a privately held company. This strategic and managerial experience makes Mr. Kirchhoff an important member of the Company's Board.

        Sven Ruder, age 54, has been a director of the Company since July 10, 2008. Mr. Ruder became the President and Chief Executive Officer of the Company on January 1, 2009. He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008. Mr. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocor BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors.

        As the only member of the Board who is employed as a member of the Company's management, Mr. Ruder brings a unique perspective to the Board. In addition, his extensive managerial experience and expertise, along with his knowledge of the industry in which the Company operates, give him important insights into the Company's operations, its competitive position in the marketplace, and its strategic vision, all of which are invaluable to the Board.

        Anders Stahlschmidt, age 44, has served as General Counsel of Danfoss A/S for more than the last five years. His experience as General Counsel of Danfoss A/S and the analytical skills and sound judgment he has developed over the course of his legal career make him a significant contributor to the Board.

        Steven H. Wood, age 53, has been a director of the Company since January 1, 2003. Mr. Wood is currently the Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries. He was formerly Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, from May 2004 until May 2006. From 2000 until 2003, he was the Executive Vice President and Chief Financial Officer of Maytag Corporation, and from 1996 to 2000 he was Vice President-Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Prior to joining Maytag, he was an auditor for nine years with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board.

        Mr. Wood was originally selected as a director, and continues to be a valued member of the Board, due to his financial expertise and his strong background in managing and overseeing the financial operations of other publicly traded companies.

        The Board recommends that stockholders vote FOR the election of the nominees named above as directors.

 ITEM 2—RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Audit Committee of the Board has appointed KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for 2011, subject to ratification of the stockholders at the Annual Meeting. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement and to respond to questions at the meeting. The affirmative vote of a majority of the shares present and entitled to vote on this item at the Annual Meeting is necessary for the approval of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2011. In the event stockholders do not ratify the appointment of KPMG LLP, the appointment will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Fees to Independent Registered Public Accounting Firm for 2010 and 2009

        The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's Annual Financial Statements for the years ended December 31, 2010 and 2009 and fees billed for other services rendered by KPMG LLP during those periods:

	2010	2009
Audit Fees	$1,565,000	$1,422,000
Audit Related Fees(1)	19,000	58,000
Tax Fees(2)	164,000	257,000
All Other Fees	0	0

(1)
Consists principally of statutory accounting consultations.

(2)
Consists of international and U.S. tax planning and compliance services, and expatriate tax services.

Policy Regarding Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

        The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services that are not prohibited from being provided by the independent registered public accounting firm by the Sarbanes-Oxley Act of 2002 or rules issued thereunder ("Permitted Services"). Pre-approval is granted on an annual basis, generally at the first meeting of the Audit Committee held during each year, and any pre-approval shall be detailed as much as possible as to the particular service or category of services and shall generally be subject to a specific budget. The Committee may delegate pre-approval authority to one or more of its members with respect to Permitted Services when expedition of services is necessary, and has delegated such pre-approval authority to its Chairman. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee (generally at each regular quarterly meeting of the Audit Committee, but the Audit Committee may request a report at any time), regarding the extent of services provided by the independent registered public accounting firm in accordance with any pre-approval, and the fees for the services performed to date. All audit fees, audit related fees, tax fees and other fees paid in 2010 and 2009 were pre-approved by the Audit Committee.

        The Board recommends that stockholders vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2011.

 ITEM 3—REAPPROVAL OF 2006 OMNIBUS INCENTIVE PLAN

        Consistent with the Company's practice of rewarding employees responsible for significant contributions to the Company's business, the Board of Directors and stockholders of the Company approved the adoption in 2006 of the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (the "Plan"). To ensure that the Company remains eligible to take tax deductions for performance-based compensation paid under the Plan, rules under Internal Revenue Code Section 162(m) require the Company to obtain stockholder reapproval of the Plan every five years. The Company is seeking such reapproval in this Item 3.

        The purpose of the Plan is to optimize the profitability and growth of the Company through incentives consistent with the Company's goals, which link and align the personal interests of participants to those of the Company's stockholders, and which meet the definition of performance-based compensation under Internal Revenue Code Section 162(m) for tax deductibility purposes. The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate, and retain the services of employees who make significant contributions to the Company's success and to allow such employees to share in the success of the Company. In general, the Plan provides for the grant of awards of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, covered employee annual incentive awards, cash-based awards, and other stock-based awards. Reapproval of the Plan requires the affirmative vote of a majority of the shares of common stock voted at the meeting.

Summary of the Plan

        The following is a brief but not comprehensive summary of the Plan. The complete text of the Plan is attached as Appendix A and reference is made to that Appendix for a complete statement of the provisions of the Plan.

        Plan Administration.    The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which is comprised of non-employee directors who meet the applicable requirements of a "non-employee director" under Rule 16b-3 of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. Subject to the provisions of the Plan, the Committee has full and exclusive discretionary power to interpret the terms and the intent of the Plan, any Award Agreement or other document ancillary to or in connection with the Plan, to determine eligibility for awards, to select award recipients, and establish all award terms and conditions (including performance criteria and restrictions).

        Shares Reserved For Issuance.    The total number of shares of common stock of the Company available for issuance to participants under the Plan, including shares that may be issued pursuant to incentive stock options, is 3,500,000 shares. The Plan provides that the Committee, in its discretion, may make adjustments to the number of available shares to prevent dilution upon the occurrence of certain corporate events, including a change in the common stock of the Company or the capitalization of the Company such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company. Shares of common stock covered by an Award shall only be counted as used to the extent they are actually issued under the Plan. Any shares of common stock related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of said shares, are settled in cash in lieu of shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for Awards not involving shares of common stock, shall be available again for grant under the Plan. Moreover, if the option price of any option granted under the Plan or the tax withholding requirements with respect to any Award granted under the Plan are satisfied by tendering shares of common stock to the Company, or if a stock appreciation right is exercised, only the number of shares of common stock issued, net of the shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of shares available for issuance under the Plan.

        Stock Options.    Options entitle the holder to purchase shares of common stock during the specified period at a purchase price specified by the Committee (but at a price not less than 100% of the fair market value of the common stock on the date the option is granted). Each option granted under the Plan will be outstanding for a maximum period of ten years from the date of grant, or such lesser period as the Committee shall determine. The Committee may grant either non-qualified stock options ("NQSO") or incentive stock options ("ISOs") (which is an option that may qualify for certain U.S. federal tax advantages). The aggregate fair market value of the shares of common stock with respect to which incentive stock options become exercisable by an individual participant for the first time in any calendar year may not exceed $100,000. The option price of any option shall be payable upon exercise in full either: (a) in cash or its equivalent; (b) by tendering previously acquired shares having an aggregate fair market value at the time of exercise equal to the option price (provided that except as otherwise determined by the Committee, the shares that are tendered must have been held by the participant for at least six months or such other period, if any, as the Committee may permit) prior to their tender to satisfy the option price; (c) by a cashless (broker-assisted) exercise; by a combination of any of the foregoing; or any other method approved or accepted by the Committee in its sole discretion. The maximum aggregate number of shares subject to options granted in any one plan year to any one participant is 500,000.

        Stock Appreciation Rights.    A stock appreciation right is an award that is valued by reference to the increase in value of the Company's common stock over the term of the award. The grant price of a stock appreciation right shall be determined by the Committee, provided that the grant price from the date of grant must be at least equal to 100% of the fair market value of a share of the Company's common stock as determined on the date of grant. At the discretion of the Committee, the payment upon exercise of a stock appreciation right may be in cash, in shares of common stock of the Company of equivalent value, or in some combination thereof. The maximum number of shares of common stock of the Company subject to stock appreciation rights granted in any one plan year to any one participant is 500,000.

        Restricted Stock and Restricted Stock Units.    A restricted stock award is an award of shares of common stock that is typically subject to vesting conditions and transfer restrictions. A restricted stock unit award is similar to a restricted stock award except that no shares are actually awarded to the participant on the date of grant. Unless otherwise determined by the Committee, participants holding shares of restricted stock (but not restricted stock units) may be granted the right to exercise full voting rights with respect to said shares during the period of restriction. The maximum aggregate grant with respect to Restricted Stock or Restricted Stock Units in any one plan year to any one participant is 250,000 shares or units.

        Performance Units/Performance Shares.    The Plan permits the Committee to grant awards of Performance Units and/or Performance Shares, the value of which at the time it is payable by the Company is determined as a function of the extent to which corresponding performance criteria have been achieved. The maximum aggregate Award of Performance Units or Performance Shares that a participant may receive in any one plan year is 500,000 shares, or equal to the value of 500,000 shares determined as of the date of vesting or payout, as applicable.

        Cash-Based Awards and Other Stock-Based Awards.    Each cash-based award shall specify a payment amount or payment range as determined by the Committee. Each other stock-based award shall be expressed in terms of shares of the common stock of the Company or units based on shares of the common stock of the Company, as determined by the Committee. The Committee may establish performance goals in its discretion. The maximum aggregate amount awarded or credited with respect to cash-based awards or stock-based awards to any one participant in any one plan year may not exceed the value of the greater of $10,000,000 or 500,000 shares determined as of the date of vesting or payout, as applicable.

        Covered Employee Annual Incentive Award.    The Committee may designate certain employees to be eligible to receive a monetary payment in any plan year based on a percentage of an incentive pool equal to the greater of: (i) 15% of the Company's EBIT for such plan year, (ii) 10% of the Company's Operating Cash Flow for such plan year, or (iii) 50% of the Company's Net Income for such plan year. The

Committee shall allocate an incentive pool percentage to each designated employee at the beginning of each plan year. In no event may (i) the incentive pool percentage for any one designated employee exceed 50% of the total pool, and (ii) the sum of the incentive pool percentages for all designated employees cannot exceed 100% of the total pool. In no event may the portion of the incentive pool allocated to a designated employee be increased in any way. The Committee retains the discretion to adjust any Covered Employee Annual Incentive Award downward.

        Non-Employee Directors Awards.    The Board of Directors or the Committee shall determine all awards to non-employee directors. The terms and conditions of any grant to any such non-employee director shall be set forth in an Award Agreement.

        Transferability.    No incentive stock option may be transferred, other than by will or by the laws of descent and distribution. With respect to all other awards, no award may be transferred, other than by the laws of descent and distribution, except as provided by the Board of Directors or the Committee.

        Change of Control.    In the event of a change of control (as defined in the Plan): (i) subject to certain limitations that may be imposed by the Committee under certain circumstances, any and all options shall become immediately vested and exercisable; (ii) all stock appreciation rights then outstanding shall become immediately vested and exercisable, and shall remain exercisable throughout their entire term; (iii) any period of restriction and restrictions imposed on restricted stock or restricted stock units shall lapse; (iv) the incentive pool used to determined Covered Employee Annual Incentive Awards shall be based on the EBIT or Operating Cash Flow or Net Income of the Plan Year (as such terms are defined in the Plan) immediately preceding the year of the Change of Control, or such other method of payment as may be determined by the Committee at any time but prior to the Change of Control; and (v) the target payout opportunities attainable under all outstanding awards of performance-based restricted stock, performance-based restricted stock units, performance units, and performance shares, shall have been deemed to have been fully earned based on target performance being attained as of the effective date of the Change of Control.

        Dividend Equivalents.    Any participant selected by the Committee may be granted dividend equivalents based on the dividends declared on shares of the Company's common stock that are subject to any award or as otherwise determined by the Committee for any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by the Committee. Notwithstanding the foregoing, the Committee in its discretion, may choose, prior to granting any award, in lieu of crediting dividend equivalents to pay out all dividend equivalents in cash currently and simultaneously with the dividend payment date.

        Performance Goals; Internal Revenue Code Section 162(m).    The vesting of certain awards, including restricted stock, restricted stock units, performance shares and performance units, granted to employees who are "Covered Employees" (as defined in Section 162(m) of the Internal Revenue Code) may be based on the attainment of performance goals pre-established by the Committee from the list of performance measures set forth in the Plan. Section 162(m) precludes the Company for taking a deduction for compensation in excess of $1,000,000 paid to the Company's Named Executive Officers. Certain qualified performance-based compensation is excluded from this limitation. If the Plan is reapproved and the other conditions of the Plan and Section 162(m) are met, the vesting of restricted stock, restricted stock units, performance shares and performance units and other designated performance-based awards will be excluded from the Section 162(m) limitation because it will qualify as performance-based compensation. See the description of Section 162(m) under "Certain Federal Income Tax Consequences."

        Performance goals will be based on one or more of the following performance measures: net earnings or net income (before or after taxes); earnings per share; net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, return on net assets, capital, invested capital, equity, sales or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment), EBIT or earnings before or after taxes, interest, depreciation, and/or amortization; growth or operating margin; productivity ratio; share price (including, but not limited to, growth measures and total shareholder return); expense targets; margin; operating efficiency; market share; customer satisfaction; working capital target; and economic value added or EVAR (net operating profit after tax minus the sum of capital multiplied by the cost of capital). Performance goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the entire Company, subsidiary, affiliate, or a business unit of the Company, subsidiary, or affiliate, or any combination thereof, as the Committee may be deem appropriate, or any of the performance measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select a share price as compared to various stock market indexes. The Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the specified performance measures.

Certain Federal Income Tax Consequences

        Set forth below is a discussion of certain U.S. federal income tax consequences with respect to awards that may be granted pursuant to the plan. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences of participation in the plan.

        ISOs.    ISOs granted under the plan will be subject to the applicable provisions of the Internal Revenue Code, including Section 422. If shares of common stock are issued to an optionee upon the exercise of an ISO, and if no disqualifying disposition of such shares is made by the optionee within one year after the exercise of the ISO or within two years after the date the ISO was granted (whichever is later), then:

  •
  no income will be recognized by the optionee at the time of the grant of the ISO,

  •
  no income, for regular income tax purposes, will be recognized by the optionee at the date of exercise,

  •
  upon sale of the shares of common stock acquired by exercise of the ISO, any amount realized in excess of the option price will be taxed to the optionee, for regular income tax purposes, as a capital gain (at varying rates depending upon the optionee's holding period in the shares and income level) and any loss sustained will be a capital loss, and

  •
  the Company will not be allowed any deduction for federal income tax purposes.

        However, the excess of the fair market value of the shares received upon exercise of the ISO over the option price for such shares will generally constitute an item of adjustment in computing the optionee's alternative minimum taxable income for the year of exercise. Thus, certain optionees may increase their federal income tax liability as a result of the exercise of an ISO under the alternative minimum tax rules of the Internal Revenue Code.

        If a disqualifying disposition of shares acquired by exercise of an ISO is made, the optionee will recognize taxable ordinary income at that time in an amount equal to the lesser of (i) the excess of the fair market value of the shares purchased at the time of exercise over the option price or (ii) the excess of the amount realized on disposition over the option price, and we will be entitled to a federal income tax deduction equal to such amount at that time. The amount of any gain in excess of the amount taxable as ordinary income will be taxable as capital gain at that time to the holder (at varying rates depending upon such holder's holding period in the shares and income level), for which the Company will not be entitled to a federal tax deduction.

        NQSOs.    An optionee will not be taxed at the time an NQSO is granted. In general, an employee exercising an NQSO will recognize ordinary income equal to the excess of the fair market value on the exercise date of the stock purchased over the option price. Upon subsequent disposition of the stock purchased, the difference between the amount realized and the fair market value of the stock on the exercise date will constitute capital gain or loss. The Company will not recognize income, gain or loss upon the granting of an NQSO. Upon the exercise of such an option, the Company is entitled to an income tax deduction equal to the amount of ordinary income recognized by the employee.

        Stock Appreciation Rights.    An employee will not be taxed at the time a stock appreciation right is granted. Upon exercise of a stock appreciation right, the optionee will recognize ordinary income in an amount equal to the cash or the fair market value of the stock received on the exercise date (or, if an optionee exercising a stock appreciation right for shares of common stock is subject to certain restrictions, upon lapse of those restrictions, unless the optionee makes a special tax election under Section 83(b) of the Internal Revenue Code to have the income recognized at the time of transfer). The Company generally will be entitled to a deduction in the same amount and at the same time as the optionee recognizes ordinary income.

        Restricted Stock.    In general, a participant who has received restricted stock, and who has not made an election under Section 83(b) of the Internal Revenue Code to be taxed upon receipt, will include in gross income as compensation income an amount equal to the fair market value of the restricted stock at the earlier of the first time the rights of the employee are transferable or the restrictions lapse. The Company is entitled to a deduction at the time that the employee is required to recognize income.

        Performance Units, Performance Shares and Restricted Stock Units.    A participant who is awarded performance units, performance shares or restricted stock units will not recognize income and the Company will not be allowed a deduction at the time the award is made. When a participant receives payment for performance units, performance shares or restricted stock units in shares of common stock or cash, the fair market value of the shares or the amount of the cash received will be ordinary income to the participant and the Company will be allowed a deduction for federal income tax purposes. However, if any shares of common stock used to pay out earned performance awards and restricted stock units are non-transferable and there is a substantial risk that such shares will be forfeited (for example, because the Committee conditions those shares on the performance of future services), the taxable event is deferred until either the risk of forfeiture or the restriction on transferability lapses. In this case, the participant may be able to make an election under Section 83(b) of the Internal Revenue Code to be taxed upon receipt. The Company is entitled to a corresponding deduction at the time the ordinary income is recognized by the participant.

        Internal Revenue Code Section 162(m).    The Company's allowable federal income tax deduction for compensation paid with respect to its chief executive officer and its four other most highly compensated executive officers serving as such at the end of the fiscal year is limited to no more than $1,000,000 per year per individual. This limitation on deductibility is subject to certain exemptions, including an exemption relating to performance-based compensation that is payable:

  •
  solely on account of the achievement of one or more performance goals established by a compensation committee consisting exclusively of two or more outside directors,

  •
  under a plan the material terms of which are approved by stockholders before payment is made, and

  •
  solely upon certification by the Compensation Committee that the performance goals and other material conditions precedent to the payment have been satisfied.

        The Plan is structured so that compensation paid pursuant to the plan will qualify for this performance-based exception to the extent practicable to do so. The Compensation Committee has discretion to eliminate, or reduce the size of awards, based on factors it deems appropriate.

        The Compensation Committee may also grant awards under the plan that are not based on the performance criteria specified above, in which case the compensation paid under such awards to the employee may not be deductible.

Vote

        The Compensation Committee and the Board of Directors of the Company believe that reapproval of the Plan is advisable in order to optimize the profitability and growth of the Company through incentives which are consistent with the Company's goals, to link and align the personal interests of participants to those of the Company's stockholders, and continue to meet the definition of performance-based compensation under Internal Revenue Code Section 162(m) for tax deductibility purposes.

        The Board recommends that stockholders vote FOR reapproval of the Plan.

 ITEM 4—ADVISORY VOTE ON EXECUTIVE COMPENSATION

        Pursuant to Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is providing its stockholders with a vote to approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules. This advisory vote on executive compensation has been widely referred to as a "say-on-pay" vote and was added to the Exchange Act by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").

        Because this vote is advisory, its outcome is not binding on the Company, the Board of Directors, or the Compensation Committee of the Board. The Board and the Compensation Committee will, however, review the results of the vote and consider them in future deliberations on the Company's compensation policies and practices.

        The Company believes that its executive compensation program is well designed to achieve the objectives described in this proxy statement and summarized as follows:

  •
  Attract, motivate and retain high-performing leaders

  •
  Promote teamwork and cooperation on a global basis

  •
  Tie executive compensation levels to business results

  •
  Preserve the tax deductibility of executive compensation

        The Board recommends that stockholders vote FOR advisory approval of the compensation of the Company's Named Executive Officers as described in this Proxy Statement.

 ITEM 5—ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES
ON EXECUTIVE COMPENSATION

        The Dodd-Frank Act also added a provision to Section 14A of the Exchange Act pursuant to which the Company is providing its stockholders with a vote to approve, on an advisory basis, the frequency with which the Company will seek stockholder advisory approval of executive compensation in future years. By voting on this proposal, stockholders may indicate their preference on whether say-on-pay votes will be taken in the future every year, every two years, or every three years. Stockholders may also abstain from this vote. Section 14A of the Exchange Act requires this vote on the frequency of say-on-pay votes to be included in the Company's future Proxy Statements at least once every six years.

        The Board believes that it is most appropriate for the Company to take say-on-pay votes every three years. While the Compensation Committee assesses executive compensation every year, the Board and its Compensation Committee believe that consistency in treatment over the course of multiple years is an important factor in achieving the goals of the Company's compensation program. A triennial vote will enable the Company's stockholders to consider the Company's and its executives' performance over multiple years and to vote in light of that relatively long-term consideration.

        Because this is an advisory vote, the outcome of the vote is not binding on the Company or its Board of Directors. The Board will, however, review the results of the vote and consider them in determining how often to include the say-on-pay question in future Proxy Statements. Although the Board presently believes that a three-year cycle properly balances the need to obtain stockholder input with the importance of judging compensation decisions from a long-term perspective, the Board will reassess the issue periodically and may determine, based on factors that arise in the future, that more frequent say-on-pay votes are merited.

        The Board recommends that stockholders vote for a THREE-YEAR cycle for future advisory votes on executive compensation.

 ADDITIONAL INFORMATION

Notice Requirements

        To permit the Company and its stockholders to deal with stockholder proposals in an informed and orderly manner, the Bylaws of the Company establish an advance notice procedure. No stockholder proposals, nominations for the election of directors or other business may be brought before an annual meeting unless written notice of such proposal or other business is received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010 not less than 120 calendar days in advance of the date that the Company's proxy statement was released to stockholders in connection with the previous year's Annual Meeting. For the Company's annual meeting in the year 2012, the Company must receive this notice on or before December 30, 2011 (i.e., 120 days before April 28, the day this year's proxy statement was released to stockholders). To comply with the Company's Bylaws and applicable rules and regulations of the Securities and Exchange Commission, the notice must contain certain specified information about the matters to be brought before the meeting and about the stockholder submitting the proposal. A copy of the applicable Bylaw provisions may be obtained, without charge, upon written request to the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010.

Discretionary Authority

        If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters to the same extent as the person delivering the proxy would be entitled to vote. If any other matter is properly brought before the Annual Meeting, proxies in the enclosed form returned to the Company prior to the Annual Meeting will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder. At the date this Proxy Statement went to print, the Company did not anticipate that any other matters would be properly brought before the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

        Based solely upon a review of Forms 3, 4 and 5 furnished to the Company pursuant to Section 16(a) of the Securities Exchange Act of 1934 with respect to the fiscal year ended December 31, 2010, the Company believes that all of such reports required to be filed during such fiscal year by the Company's officers, directors and 10% beneficial owners were timely filed.

Form 10-K

        The Company will mail without charge, upon written request, a copy of its Annual Report on Form 10-K (together with Amendment No. 1 thereto) filed with the Securities and Exchange Commission, including the financial statements, schedules, and list of exhibits. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary, at 2800 E. 13th Street, Ames, Iowa 50010.

By Order of the Board of Directors

Kenneth D. McCuskey Corporate Secretary

April 28, 2011

SAUER-DANFOSS INC.

2010 ANNUAL REPORT

Business

        Sauer-Danfoss Inc. (the "Company") (NYSE: SHS) is a global leader in the development, manufacture and marketing of advanced systems for the distribution and control of power in mobile equipment. The Company designs, manufactures, and markets hydraulic, electronic, electric, mechanical components, software, and integrated systems that generate, transmit, and control power in mobile equipment for sale to manufacturers of highly engineered, off-road vehicles used for agriculture, construction, road building, turf care, material handling, and specialty vehicles. The Company engineers advanced components and systems to enable its customers to produce highly reliable, efficient and innovative mobile equipment vehicles.

        The composition of the Company's business among its four segments was 43.7% Propel, 19.5% Work Function, 14.8% Controls, and 21.9% Stand-Alone Businesses as of December 31, 2010. Propel segment products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function segment products include steering motors and motors that transmit power for the work functions of the vehicle. Controls segment products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle. The Company added Stand-Alone Businesses as a new reportable segment in 2010. The Stand-Alone Businesses segment includes open circuit gear pumps and motors, cartridge valves and HICs, directional control valves, inverters, and light duty hydrostatic transmissions that transmit, control, and direct the power of a vehicle. The products that comprise the Stand-Alone Businesses segment are marketed under their own names and operated as independent businesses. All of the segments' products are sold into each of the Company's markets either directly to original equipment manufacturers ("OEMs") or through distributors to OEMs and the aftermarket.

NYSE Price Range, Dividends by Quarter

		1st	2nd	3rd	4th	Full Year
2010	High	$13.30	$18.24	$21.68	$32.88	$32.88
	Low	$11.10	$12.16	$11.22	$20.58	$11.10
	Dividends	$0.00	$0.00	$0.00	$0.00	$0.00
2009	High	$10.13	$7.08	$8.19	$12.68	$12.68
	Low	$2.43	$2.37	$4.50	$6.71	$2.37
	Dividends	$0.00	$0.00	$0.00	$0.00	$0.00

III-1

 Performance Graph

        The following graph shows a comparison of the cumulative total returns from December 31, 2005 to December 31, 2010, for the Company, the Russell 2000 Index, the Morningstar Diversified Industrials Index (the "Morningstar Group Index"), and the Hemscott, Inc.—Diversified Machinery Index (the "Hemscott Group Index"). This year the Morningstar Group Index has been included because the Company was notified that the index used in prior years, the Hemscott Group Index, will soon no longer be available. Both the Morningstar Group Index and the Hemscott Group Index are published indices that the Company believes provide good representations of its industry.

        The graph assumes that $100 was invested on December 31, 2005 in the Company's common stock, the Russell 2000 Index, the Morningstar Group Index, and the Hemscott Group Index, the last two of which are peer group indices, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG SAUER-DANFOSS INC., RUSSELL 2000 INDEX,
MORNINGSTAR GROUP INDEX, AND HEMSCOTT GROUP INDEX

ASSUMES $100 INVESTED ON 12/31/05
ASSUMES DIVIDEND REINVESTMENT
FISCAL YEAR ENDING 12/31/10

III-2

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Safe Harbor Statement

        This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as other portions of this annual report, contain certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

        Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors. Readers should bear in mind that past experience is never a perfect guide to anticipating actual future results. Risk factors affecting the Company's forward-looking statements include, but are not limited to, the following: general, worldwide economic conditions, including the relative strength or weakness of the commercial and public-sector construction markets, the level of interest rates, crude oil prices, commercial and consumer confidence, and currency exchange rates; specific economic conditions in the agriculture, construction, road building, turf care, material handling and specialty vehicle markets and the impact of such conditions on the Company's customers in such markets; the cyclical nature of some of the Company's businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company's products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company's significant customers; the Company's execution of internal performance plans; difficulties or delays in manufacturing; the effectiveness of the Company's cost-reduction and productivity improvement efforts; the success of the Company's transition from managing in an environment of shrinking sales to one of sales growth; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company's product mix; future levels of indebtedness and capital spending; the ability and willingness of Danfoss A/S, the Company's majority stockholder, to lend money to the Company at sufficient levels and on terms favorable enough to enable the Company to meet its capital needs; the Company's ability to access the capital markets or traditional credit sources to supplement or replace the Company's borrowings from Danfoss A/S if the need should arise; the Company's ability over time to reduce the relative level of debt compared to equity on its balance sheet; claims, including, without limitation, warranty claims, field recall claims, product liability claims, charges or dispute resolutions; the ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials in product pricing; the Company's ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment, especially in light of the persistence of tight credit markets; any inadequacy of the Company's intellectual property protection or the potential for third-party claims of infringement; credit market disruptions and significant changes in capital market liquidity and funding costs affecting the Company and its customers; sovereign debt crises, in Europe or elsewhere, and the reaction of other nations to such crises; energy prices; the impact of new or changed tax and other legislation and regulations in jurisdictions in which the Company and its affiliates operate; actions by the U.S. Federal Reserve Board and the central banks of other nations; actions by other regulatory agencies, including those taken in response to the global credit crisis; actions by rating agencies; changes in accounting standards; worldwide political stability, including developments in the Middle East; the effects of terrorist activities and resulting political or economic instability; natural catastrophes; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

        The Company cautions the reader that this list of cautionary statements and risk factors is not exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements to reflect future events or circumstances.

III-3

 About the Company

        Sauer-Danfoss Inc. and subsidiaries (the "Company") is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company's products are used by original equipment manufacturers ("OEMs") of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty equipment. The Company designs, manufactures, and markets its products in the Americas, Europe, and the Asia-Pacific region, and markets its products throughout the rest of the world either directly or through distributors.

Executive Summary of 2010 Compared to 2009

        The nature of the Company's operations as a global producer and supplier in the fluid power industry means the Company is impacted by changes in local economies, including currency exchange rate fluctuations. In order to gain a better understanding of the Company's base results, a financial statement user needs to understand the impact of those currency exchange rate fluctuations. The following table summarizes the change in the Company's results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2009 to 2010. This analysis is more consistent with how the Company's management internally evaluates results.

(in millions)	2009	Currency fluctuations	Underlying change	2010
Net Sales	$1,159.0	$(4.5)	$486.1	$1,640.6
Gross Profit	127.9	(6.0)	376.2	498.1
% of Net Sales	11.0%			30.4%
Selling, general and administrative	209.7	(1.7)	(12.5)	195.5
Research and development	61.4	(0.7)	(9.1)	51.6
Impairment charges	50.8	—	(50.8)	—
Loss on sale of businesses and asset disposals	16.4	(0.2)	(8.6)	7.6

Total operating costs	338.3	(2.6)	(81.0)	254.7

Operating income (loss)	(210.4)	(3.4)	457.2	243.4
% of Net Sales	(18.2)%			14.8%
Interest expense, net	(48.4)	0.6	(1.6)	(49.4)
Loss on early retirement of debt	(15.8)	—	13.4	(2.4)
Other, net	3.3	0.5	(0.3)	3.5

Income (loss) before income taxes	(271.3)	(2.3)	468.7	195.1
% of Net Sales	(23.4)%			11.9%
Income tax	(61.0)	(0.2)	112.4	51.2

Net income (loss)	(332.3)	(2.5)	581.1	246.3
Net income attributable to noncontrolling interest, net of tax	(13.5)	(0.3)	(19.1)	(32.9)

Net income (loss) attributable to Sauer-Danfoss Inc.	$(345.8)	$(2.8)	$562.0	$213.4

        Net sales for the year ended December 31, 2010 increased 42 percent compared to the year ended December 31, 2009, excluding the effects of currency, and 43 percent excluding the effects of currency and the 2009 divestiture of the electric drives business. Net sales increased in all regions and segments. Excluding the impacts of currency and divestitures, sales increased 68 percent in Asia-Pacific, 46 percent in the Americas and 30 percent in Europe. Sales in the Propel segment were up 55 percent, followed by increases of 39 percent in the Work Function segment, 33 percent in the Controls segment, and 29 percent in the Stand-Alone Businesses segment.

III-4

        Gross profit increased significantly during the year ended December 31, 2010, excluding the impact of currency, due to increased sales volume, procurement savings of $16.3 million, fixed cost reductions including depreciation of $20.7 million, and reduced field recall costs of $11.5 million. Gross profit was negatively impacted in 2009 by inventory valuation allowances of $13.8 million and restructuring charges of $5.8 million related to the closure of the Hillsboro, Oregon; Lawrence, Kansas; and Odense, Denmark locations. Partially offsetting the positive impact of increased sales and cost reductions in 2010 were additional restructuring costs of $3.1 million related to the closure of the Lawrence facility.

        Selling, general and administrative costs decreased 6 percent during 2010 when compared to the same period in 2009, excluding the effects of currency. In 2009 the Company incurred severance costs of $18.2 million due to headcount reductions, as well as $4.5 million of restructuring costs related to the closure of the Hillsboro location and the exit from the electric drives business. The reduction in expenses related to these items in 2009 was partially offset in 2010 by additional restructuring costs of $0.5 million related to the closure of the Lawrence facility, costs of $3.5 million related to a stock tender offer initiated by Danfoss Acquisition, Inc., incentive plan costs of $13.2 million, and a $1.5 million pension settlement with a former executive. Research and development costs decreased 15 percent excluding the effects of currency due to cost reduction efforts in light of the recent economic downturn. The Company reported goodwill impairment charges of $50.8 million during the first quarter of 2009 related to the valves reporting unit.

        During 2009 the Company incurred costs of $6.3 million related to the sale of its alternating current (AC) electric motor business for the material handling market, as well as a loss of $2.7 million on the sale of its steering column business in Kolding, Denmark. These activities were part of the Company's plan to divest of product lines that do not fit the Company's long-term strategic direction. In 2010 the Company incurred additional costs of $4.4 million related to the exit from the AC motor product line and $1.1 million related to the sale of the steering column business in Kolding, Denmark. In addition, the Company recognized costs of $2.3 million related to a loss on sale of fixed assets and write-down of the building in Lawrence, Kansas. Partially offsetting these costs in 2010 was a gain on sale of equipment of $1.1 million.

        The Company refinanced various credit agreements during 2009, which resulted in a $15.8 million loss on early retirement of debt. This loss consisted of $8.1 million of prepayment penalties, $2.0 million to settle outstanding interest rate swap agreements related to debt repaid, and $5.7 million to write-off unamortized deferred financing costs. Further refinancing activities in 2010 resulted in a $2.4 million loss on early retirement of debt consisting of prepayment penalties of $1.7 million and $0.7 million related to the write-off of unamortized deferred financing costs.

Operating Results—2010 Compared to 2009

Sales Growth by Market

        The following table summarizes the Company's sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas		Asia-Pacific		Europe		Total
	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change
Agriculture/Turf Care	$74.7	26%	$0.1	1%	$27.3	17%	$102.1	22%
Construction/Road Building	61.8	101	85.5	146	56.7	77	204.0	105
Specialty	26.5	77	(12.5)	(34)	33.5	19	47.5	19
Distribution	58.8	54	46.7	67	27.0	34	132.5	51

III-5

Agriculture/Turf Care

        Sales into the agriculture/turf care market showed a strong increase in the Americas and Europe during the year ended December 31, 2010 compared to 2009, while sales in the Asia-Pacific region remained level. The agricultural market in the Americas showed improvement due to improving commodity prices, while sales in Brazil benefited from a strong sugar-cane market. In Europe, many customers have ceased inventory reduction efforts and sales are more in line with market demand. The strong demand for tractors with hydraulic steering in India, which is reported as part of Europe, has contributed to the sales growth in the European market. Sales in the turf care market improved due to growing consumer confidence.

Construction/Road Building

        The construction/road building markets experienced strong sales increases in all regions during the year ended December 31, 2010 compared to 2009. The Asia-Pacific region had the strongest sales growth at 146 percent, largely due to low sales in 2009 as a result of customers' efforts to reduce inventory levels. Other factors driving the strong sales in the Asia-Pacific region included an expanding demand for transit mixers in China, as well as favorable road building markets and increased demand for rollers. Sales in the Americas and Europe also showed strong improvement as customers are no longer working to reduce inventory levels and equipment production corresponds with increased demand.

Specialty

        Specialty vehicles are comprised of a variety of markets including forestry, material handling, marine, waste management and waste recycling. Overall sales into the specialty vehicle market increased 13 percent compared to 2009. Sales in the Americas benefited from an increased demand for aerial lifts and a strong overall market in Brazil. Sales in Europe increased due to the recovery of the forestry and mining markets, as well as increased demand for telehandlers and truck-mounted cranes. Sales in China continue to suffer as a result of a saturated railway market resulting in lower sales to the carrier business for railroad construction.

Distribution

        Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

        The following table shows the Company's order backlog and orders written activity for 2009 and 2010, separately identifying the impact of currency fluctuations.

(in millions)	2009	Currency fluctuation	Underlying change	2010
Backlog at December 31	$509.5	$(14.3)	$319.0	$814.2
Orders written	913.3	(4.8)	1,047.3	1,955.8

        Total order backlog at the end of 2010 was $814.2 million, compared to $509.5 million at the end of 2009. On a comparable basis, excluding the impact of currency fluctuation, order backlog increased 63 percent compared to 2009. New sales orders written for 2010 were $1,955.8 million, an increase of 115 percent compared to 2009, excluding the impact of currency fluctuations.

III-6

Business Segment Results

        The following discussion of operating results by reportable segment relates to information as presented in Note 17 in the Notes to Consolidated Financial Statements. Segment income is defined as the respective segment's portion of the total Company's net income, excluding net interest expense, income taxes, and noncontrolling interest. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle. In 2010 the Company added an additional reportable segment, Stand-Alone Businesses, which include open circuit gear pumps and motors, cartridge valves and HICs, directional control valves, inverters and light duty hydrostatic transmissions that transmit, control and direct the power of a vehicle, but are marketed under their own names and operate as independent businesses.

        The following table provides a summary of each segment's net sales and segment income, separately identifying the impact of currency fluctuations during the year.

(in millions)	2009	Currency fluctuation	Underlying change	2010
Net sales
Propel	$463.6	$0.2	$253.4	$717.2
Work Function	233.8	(4.0)	90.9	320.7
Controls	185.5	(2.7)	60.4	243.2
Stand-Alone Businesses	276.1	2.0	81.4	359.5
Segment income (loss)
Propel	$(23.3)	$(2.5)	$190.8	$165.0
Work Function	(69.5)	(0.4)	98.6	28.7
Controls	(23.8)	(1.2)	74.1	49.1
Stand-Alone Businesses	(66.5)	0.1	102.2	35.8
Global Services and other expenses, net	(23.9)	1.1	(8.9)	(31.7)

Propel Segment

        Sales in the Propel segment increased 55 percent during 2010, excluding the effects of currency fluctuations, mainly due to weak global economic conditions in 2009. Segment income increased significantly in 2010 due to a 21 percentage point increase in gross profit margin, mainly due to higher sales volume in relation to fixed production costs, as well as a reduction in field recall costs of $11.2 million, reduced depreciation of $5.7 million, reduced inventory valuation allowances of $9.4 million, and fixed cost reductions of $6.1 million. Also contributing to the increase in segment income was a $0.8 million gain on sale of equipment. In 2009 the Propel segment incurred a loss on sale of equipment of $3.1 million. Operating expenses decreased in part due to $15.0 million in severance costs recognized in 2009, partially offset in 2010 by annual incentive plan costs of $3.3 million.

Work Function Segment

        Sales in the Work Function segment increased 39 percent in 2010 compared to 2009, excluding the effects of currency fluctuations, mainly due to improved global economic conditions. The increase in segment income of $98.6 million, excluding the effects of currency fluctuations, was driven by a 29 percentage point increase in gross profit margin due to increased sales volume in relation to fixed production costs, as well as fixed cost reductions of $7.9 million. Also contributing to the increase in segment income was a reduction in ongoing operating costs of $2.8 million. In 2009 the Company recognized severance costs of $7.7 million due to headcount reductions related to lower sales, as well as restructuring costs of $4.5 million related to the closure of the Lawrence, Kansas facility and the sale of the

III-7

steering column business in Kolding, Denmark. Partially offsetting the positive impact of increased sales and cost reductions in 2010 were additional restructuring costs of $4.0 million related to the closure of the Lawrence facility, costs of $1.1 million related to future lease payments on the Kolding, Denmark facility, and annual incentive plan costs of $1.0 million.

Controls Segment

        Net sales in the Controls segment increased 33 percent from 2009, excluding the effects of currency fluctuations. Sales increased 36 percent excluding the effects of both currency and the 2009 divestiture of the electric drives business. Segment income increased $74.1 million in 2010 largely due to higher sales volume. In addition, costs of $6.3 million related to the sale of the alternating current ("AC") product line, restructuring costs of $6.0 million related to the exit from the electric drives business, and severance costs of $4.4 million were recognized in 2009. Partially offsetting the reduced costs related to these items in 2010 was a loss on sale of business of $3.5 million, net of royalty income, related to the exit from the electric drives business and annual incentive plan costs of $1.6 million.

Stand-Alone Businesses Segment

        Net sales in the Stand-Alone Businesses segment increased 29 percent from 2009, excluding the effects of currency fluctuations. Segment income increased $102.2 million in 2010 due to higher sales volume, as well as reduced depreciation of $2.4 million. In 2009 the Stand-Alone Businesses segment incurred a goodwill impairment charge of $50.8 million related to the valves reporting unit, severance costs of $3.3 million related to headcount reductions due to lower sales, and restructuring costs of $4.6 million related to the closure of the Lawrence, Kansas facility and the Hillsboro, Oregon facilities. Partially offsetting the positive impact of increased sales and reduced costs in 2010 were annual incentive plan costs of $0.9 million.

Global Services and other expenses, net

        Segment costs in Global Services and other expenses, net, relate to internal global service departments. Global services include such costs as consulting for special projects, tax and accounting fees paid to outside third parties, internal audit, certain insurance premiums, and the amortization of intangible assets from certain business combinations. Global services and other expenses increased $8.9 million, or 37 percent excluding the impacts of currency. The increase in 2010 was partially due to costs of $1.5 million related to a pension settlement with a former executive, $3.5 million of costs related to a stock tender offer initiated by Danfoss Acquisition, Inc. which expired without the minimum tender conditions being satisfied, and $6.4 million of incentive plan costs. Also contributing to the increase was a reduction in gain on foreign currency transactions of $3.1 million during 2010. Partially offsetting the negative impact of these items was the fact that there was $3.1 million of severance costs incurred during 2009.

Income Taxes

        The Company recognized an income tax benefit of $51.2 million on income of $195.1 million in 2010.

        In 2010 the Company reversed $99.1 million of valuation allowance related to net deferred tax assets in the U.S. Future taxable income projections support the realization of the U.S. net deferred tax assets. Other non-deductible expenses and the worldwide earnings mix also impacted 2010 income tax expense.

III-8

 Executive Summary of 2009 Compared to 2008

        The following table summarizes the change in the Company's results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2008 to 2009. This analysis is more consistent with how the Company's management internally evaluates results.

(in millions)	2008	Currency fluctuations	Underlying change	2009
Net Sales	$2,090.5	$(36.1)	$(895.4)	$1,159.0
Gross Profit	435.6	(4.2)	(303.5)	127.9
% of Net Sales	20.8%			11.0%
Selling, general and administrative	258.5	(8.4)	(40.4)	209.7
Research and development	82.9	(2.3)	(19.2)	61.4
Impairment charges	58.2	—	(7.4)	50.8
Loss on sale of businesses and asset disposals	9.6	0.1	6.7	16.4

Total operating costs	409.2	(10.6)	(60.3)	338.3

Operating income (loss)	26.4	6.4	(243.2)	(210.4)
% of Net Sales	1.3%			(18.2)%
Interest expense, net	(24.6)	1.3	(25.1)	(48.4)
Loss on early retirement of debt	—	—	(15.8)	(15.8)
Other, net	0.9	0.1	2.3	3.3

Income (loss) before income taxes	2.7	7.8	(281.8)	(271.3)
% of Net Sales	0.1%			(23.4)%
Income tax expense	(14.0)	0.6	(47.6)	(61.0)

Net loss	(11.3)	8.4	(329.4)	(332.3)
Net income attributable to noncontrolling interest, net of tax	(17.8)	—	4.3	(13.5)

Net loss attributable to Sauer-Danfoss Inc.	$(29.1)	$8.4	$(325.1)	$(345.8)

        Net sales for the year ended December 31, 2009 decreased 43 percent compared to the year ended December 31, 2008, excluding the effects of currency. Net sales decreased in all regions and segments. Excluding the impacts of currency, sales declined 48 percent in Europe, 42 percent in the Americas and 27 percent in Asia-Pacific. Sales in the Work Function segment decreased by 49 percent, sales in the Controls segment were down 44 percent, followed by a reduction of 39 percent in the Propel segment.

        Gross profit declined 70 percent during the year ended December 31, 2009, excluding the impact of currency. This decline was primarily driven by reduced sales volume. Other contributing factors included inventory valuation allowances of $13.8 million, accelerated depreciation of $4.0 million, and restructuring charges of $5.8 million related to the closure of the Hillsboro, Oregon; Lawrence, Kansas; and Odense, Denmark locations.

        Selling, general and administrative costs decreased 16 percent during 2009 when compared to the same period in 2008, excluding the effects of currency. This decrease is primarily due to cost reduction efforts taken as a result of the economic downturn, as well as a reduction in costs of $6.6 million related to the implementation of a common business system. Offsetting these cost reductions were severance costs of $18.2 million and $4.5 million of restructuring costs related to the closure of the Hillsboro location and the exit from the electric drives business in 2009, compared to similar costs of $4.9 million in 2008. Research and development costs decreased 23 percent excluding the effects of currency due to cost reduction efforts.

        The Company reported goodwill impairment charges of $50.8 million during the first quarter of 2009 related to the valves reporting unit within the Controls segment. In 2008 the Company reported

III-9

impairment charges of $58.2 million, consisting of $22.9 million of goodwill impairment, and property, plant and equipment impairment of $35.3 million. The goodwill impairment related to the motors and steering reporting units within the Work Function segment and the electric drives reporting unit within the Controls segment. The impairment charges were incurred as a result of lower profitability in the reporting units than the Company had previously expected, and lower future expectations in certain end markets. The property, plant and equipment impairment related to the Work Function segment and resulted from lower earnings expectations related to the products produced within the asset group.

        During the year ended December 31, 2009 the Company sold its AC electric motor business for the material handling market. In connection with this transaction the Company incurred charges of $6.3 million during 2009 and $8.4 million in 2008. In addition, during 2009 the Company incurred a loss of $2.7 million on the sale of its steering column business in Kolding, Denmark. These activities were part of the Company's plan to divest of product lines that do not fit the Company's long-term strategic direction. During the year ended December 31, 2008, the Propel segment recorded a gain of $1.4 million related to the sale of the LaSalle, Illinois plant.

        The Company refinanced various credit agreements during 2009, which resulted in higher interest rates and an increase to interest expense of $25.1 million over 2008. This also resulted in a $15.8 million loss on early retirement of debt in 2009.

Operating Results—2009 Compared to 2008

Sales Growth by Market

        The following table summarizes the Company's sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas		Asia-Pacific		Europe		Total
	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change
Agriculture/Turf Care	$(90.7)	(24)%	$(3.2)	(24)%	$(76.5)	(31)%	$(170.4)	(26)%
Construction/Road Building	(82.9)	(58)	(33.9)	(36)	(147.7)	(66)	(264.5)	(57)
Specialty	(86.7)	(71)	(6.6)	(15)	(194.1)	(51)	(287.4)	(53)
Distribution	(96.3)	(46)	(21.2)	(25)	(55.6)	(39)	(173.1)	(39)

Agriculture/Turf Care

        Sales into the agriculture/turf care market decreased in all regions during the year ended December 31, 2009 compared to 2008. Sales into the agriculture market in the Americas remained strong during the first quarter, then declined sharply as commodity prices began a downward trend and customers focused on inventory reduction. Commodity prices began to stabilize during the fourth quarter, while the Brazilian market showed improvement during the second half of the year compared to the first and second quarters. The European agriculture market continued to decline due to falling commodity prices and the worldwide economic crisis. Turf care sales continue to suffer from depressed housing markets and reduced consumer spending. The Asia-Pacific region contributes less than 5 percent of the sales in the agriculture/turf care market, and therefore does not significantly impact the total.

Construction/Road Building

        Construction /road building sales were down in all regions during the year ended December 31, 2009 compared to 2008. The sales decline was due to poor economic conditions worldwide, depressed housing and non-residential construction markets, and customers' focus on reducing inventory levels. Non-residential construction slowed rapidly in the Americas, and state government budget problems caused road building to remain at extraordinarily low levels. The Asia-Pacific region experienced strong

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sales in China due to government stimulus programs and strong demand for transit mixers. However, this was more than offset by reduced sales in Japan, which depends heavily on export markets.

Specialty

        Specialty vehicles are comprised of a variety of markets including forestry, material handling, marine, waste management and waste recycling. Overall sales into the specialty vehicle market decreased 53 percent compared to 2008. Material handling sales were down across all regions due to poor economic conditions worldwide and severely depressed non-residential construction markets. Offsetting the reduced material handling sales in the Asia-Pacific region was an increase in specialty sales in China due to investments made by the Chinese government, as well as increased sales related to the carrier business for railroad construction. The divestiture of the electric drives business also had a negative impact on sales in Europe and Asia-Pacific.

Distribution

        Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

        The following table shows the Company's order backlog and orders written activity for 2008 and 2009, separately identifying the impact of currency fluctuations.

(in millions)	2008	Currency fluctuation	Underlying change	2009
Backlog at December 31	$743.7	$9.8	$(244.0)	$509.5
Orders written	1,927.7	(24.9)	(989.5)	913.3

        Total order backlog at the end of 2009 was $509.5 million, compared to $743.7 million at the end of 2008. On a comparable basis, excluding the impact of currency fluctuation, order backlog decreased 33 percent compared to 2008. New sales orders written for 2009 were $913.3 million, a decrease of 51 percent compared to 2008, excluding the impact of currency fluctuations. The decrease in backlog and order entry is due to the global recession.

Business Segment Results

        In 2010 the Company changed its reportable segments however it is not practicable to report the 2008 information in the new format. Therefore the following table provides a summary of each segment's net sales and segment income, separately identifying the impact of currency fluctuations during the year under the previous segmentation methodology.

(in millions)	2008	Currency fluctuation	Underlying change	2009
Net sales
Propel	$1,016.6	$(7.5)	$(395.7)	$613.4
Work Function	561.4	(14.1)	(272.6)	274.7
Controls	512.5	(14.5)	(227.1)	270.9
Segment income (loss)
Propel	$156.8	$1.1	$(157.9)	$—
Work Function	(65.7)	4.4	(20.6)	(81.9)
Controls	(21.4)	2.5	(82.2)	(101.1)
Global Services and other expenses, net	(42.4)	(0.1)	18.6	(23.9)

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Propel Segment

        The Propel segment experienced a 39 percent decrease in sales, excluding the effects of currency fluctuations, during 2009 due to weak global economic conditions. The Propel segment experienced an 11 percentage point decrease in operating profit margin in 2009 compared to 2008 mainly due to reduced sales volume resulting in less absorption of fixed production costs, as well as additional inventory reserves of $8.3 million and accelerated depreciation of $3.4 million due to changing the production location of a product line. Contributing to the reduction in segment income was a $12.7 million increase in severance costs over 2008, an increase in field recall costs of $6.6 million, and a loss on disposal of fixed assets of $3.1 million. Operating expenses were reduced by $19.7 million due to a focus on reducing costs and lower payroll costs as a result of headcount reductions. In addition, in 2008 the Propel segment recognized a gain on sale of a building of $1.4 million.

Work Function Segment

        Sales in the Work Function segment decreased 49 percent in 2009 compared to 2008, excluding the effects of currency fluctuations, due to weak global economic conditions. The reduction in segment income of $20.6 million, excluding the effects of currency fluctuations, was driven by reduced sales, restructuring costs of $3.7 million related to the closure of the Lawrence, Kansas facility, $2.7 million related to the sale of the steering column business in Kolding, Denmark, and an increase in severance costs of $1.7 million over 2008 due to headcount reductions related to lower sales. Offsetting the impact of these items in the year-over-year comparison was a reduction in expedited freight costs of $8.4 million, reduced depreciation of $4.4 million due to the impairment of long-lived assets at December 31, 2008, and a reduction in total operating expenses of $18.7 million. In 2008 the Work Function segment recognized impairment charges of $17.4 million and $35.3 million, for goodwill and property, plant and equipment, respectively.

Controls Segment

        Net sales in the Controls segment decreased 44 percent from 2008, excluding the effects of currency fluctuations, due to weak global economic conditions. Segment income decreased $82.2 million during 2009 due to decreased sales levels, a goodwill impairment charge of $50.8 million related to the valves reporting unit, and an increase to employee severance costs of $2.2 million compared to 2008. In addition, costs of $6.3 million related to the AC product line, which was sold in the second quarter of 2009, and restructuring costs of $8.7 million related to the closure of the Hillsboro, Oregon facility and the exit of the electric drives business were recognized in 2009. Excluding the restructuring and severance costs, operating expenses were reduced by $22.5 million. Also, in 2008 the Controls segment recognized goodwill impairment charges of $5.5 million.

Global Services and other expenses, net

        Segment costs in Global Services and other expenses, net, relate to internal global service departments, along with the operating costs of the Company's executive office. Global services include such costs as consulting for special projects, tax and accounting fees paid to outside third parties, internal audit, certain insurance premiums, and the amortization of intangible assets from certain business combinations. Global services and other expenses decreased $18.6 million, or 44 percent excluding the impacts of currency. This was partially due to fact that 2008 costs included $1.6 million for an acquisition that was not consummated and $6.6 million associated with the implementation of a common business system. In 2009 the Company recognized a $4.4 million gain on foreign currency transactions compared to a $1.0 million gain in 2008.

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 Income Taxes

        The Company incurred an income tax expense of $61.0 million on a loss of $271.2 million in 2009.

        In 2009 the Company recorded $50.8 million for the impairment of goodwill which was not deductible for income tax purposes and therefore no tax benefit was recorded on this expense. Valuation allowances of $126.9 million were recorded as tax expense in 2009 which relates to impaired tax assets in the U.S., Italy, China, and Denmark. Other non-deductible expenses and the worldwide earnings mix also impacted 2009 income tax expense.

Market Risk

        The Company is naturally exposed to various market risks, including changes in foreign currency exchange rates and interest rates.

Foreign Currency Changes

        The Company has operations and sells its products in many different countries of the world and therefore, conducts its business in various currencies. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company's operations from foreign currencies into U.S. dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.

        In previous years, the Company had been well balanced between its U.S. and European operations because the Company generated its sales in the same region in which it incurred its expenses, or shipped products between geographic regions on a balanced basis. However, in recent years the balance has shifted and the amount of sales made in U.S. dollars has increased, whereas the production costs are in a currency other than the U.S. dollar, increasing the Company's exposure to transaction risk. In 2010 the Company sold a total of $154.8 million of product into the U.S. that had been produced in European-based currencies compared to sales into Europe of $53.9 million of product produced in U.S. dollars. In 2010 the results were favorable as the dollar strengthened in comparison to other currencies. The Company produces and sells its product in several regions of the world, however the U.S. and European transactions comprise the majority of the imbalance between regions.

        The Company enters into forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forecasted sales represent sales to both external and internal parties. Any effects of the forward contracts related to sales to internal parties are eliminated in the consolidation process until the related inventory has been sold to an external party. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract. In 2010, as a result of hedge accounting for the forward contracts, the Company recognized a decrease to net sales of $0.8 million and other expense of $0.3 million. The fair value of forward contracts included on the balance sheet at December 31, 2010 was a net liability of $0.9 million.

        The Company is also impacted by translation risk in terms of comparing results from period to period. Fluctuations of currencies against the U.S. dollar can be substantial and therefore, significantly impact comparisons with prior periods. Translation affects the comparability of both the income statement and the balance sheet. As shown in the table below, the translation impact on net sales was not significant in 2010.

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This is because the U.S. dollar strengthened against the euro during the first half of the year, while it weakened during the second half of the year.

	Percentage Sales Growth Over Prior Year
	2010	2009	2008
As Reported	41.6%	(44.6)%	6.0%
Without Currency Translation Impact	41.9	(42.8)	1.7

        The change in the exchange rate affects the comparability of the balance sheet between 2010 and 2009 as the balance sheet accounts are translated at the exchange rate as of December 31. The U.S. dollar strengthened 8.7 percent against the euro and 9.5 percent against the Danish kroner from December 31, 2009 to December 31, 2010. The strengthening of the dollar has resulted in approximately 36 percent of the Company's total balance sheet being stated approximately 9.0 percent lower than the prior year.

Interest Rate Changes

        The Company has used interest rate swap agreements on a limited basis to manage the interest rate risk on its total debt portfolio. During March 2009 the Company settled both of its interest rate swap agreements due to repayment of the underlying debt agreements, resulting in a loss of $2.0 million recognized in the Consolidated Statement of Operations as a component of loss on early retirement of debt.

        The following table summarizes the maturity of the Company's debt obligations for fixed and variable rate debt (amounts in millions):

	Fixed Rate Debt	Variable Rate Debt
2011	$0.7	$50.5
2012	1.4	—
2013	1.2	—
2014	0.9	—
2015	199.1	—
2016 and Thereafter	—	—

Total	$203.3	$50.5

Liquidity and Capital Resources

        The Company's principal sources of liquidity have been cash flow from operations and from its credit facilities. The Company historically has accessed diverse funding sources, including short-term and long-term unsecured bank lines of credit in the United States, Europe, and Asia.

        The Company has a Credit Agreement (the "Danfoss Agreement") with Danfoss A/S that is unsecured and permits the Company to borrow up to approximately $500 million. The Danfoss Agreement provides a term loan of approximately $200 million ($140 million and 45 million euro) that will mature in September 2015, as well as a revolving credit facility that permits borrowings of approximately $300 million ($180 million and 90 million euro) through September 2013. The Danfoss Agreement contains no financial covenants but it does contain a number of affirmative and negative covenants that, among other things, require the Company to obtain the consent of Danfoss A/S prior to engaging in certain types of transactions.

        The Company expects to have sufficient sources of liquidity to meet its future funding needs for the foreseeable future.

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 Cash Flows from Operations

        Cash provided by operations was $269.3 million in 2010 compared to $86.8 million in 2009. The increase was primarily due to the increase in net income, as well as a $77.6 million increase in accounts payable and a $16.6 million increase in accrued liabilities. These increases were partially offset by reduction in cash resulting from a $63.8 million increase in accounts receivable due primarily to increased sales levels in 2010, as well as a $28.5 million increase in inventories due to higher production volume.

        Total cash of the Company increased $5.2 million from December 31, 2009 to December 31, 2010. At December 31, 2010 cash balances in China totaled $33.7 million, an increase of $11.8 million from December 31, 2009. The Company is paying dividends from its Chinese entities to the maximum extent possible under current regulations; however, due to the nature of the governmental and other regulatory controls, it is difficult to transfer cash out of China for reasons other than payment for goods shipped into that country. As the Company continues to consider expanding its manufacturing capabilities in low-cost regions, it will make every effort to utilize the cash balances in those regions to fund future expansions. Total cash outside of China decreased by $6.6 million in 2010. This is mainly due to a new line of credit that was established to fund day to day operations, allowing the Company to reduce the amount of cash on hand.

Cash Used in Investing Activities

        Cash used in investing activities totaled $18.0 million in 2010. Capital expenditures for 2010 totaled $26.2 million compared to $43.0 million in 2009. The decrease in 2010 is the result of management's continued focus on conserving cash in light of the recent economic downturn.

Cash Used in Financing Activities

        Net repayments used $232.9 million of cash during 2010 due to management's focus on reducing debt. Net borrowings provided cash of $22.3 million in 2009. During 2010 the Company paid $4.2 million in debt origination fees related to the Danfoss Credit Agreement, and $1.7 million in debt extinguishment costs. In 2009 the Company paid $10.6 million in debt origination fees related to the Original Credit Agreement and the 2009 Agreement, and $10.1 million in debt extinguishment and interest rate swap settlement costs.

        The Company makes varying distributions to its noncontrolling interest partners from its various joint venture activities depending on the amount of undistributed earnings of the business and the needs of the partners. Distributions totaled $23.7 million in 2010 compared to $17.7 million in 2009. In 2010 the Company received $13.2 million net cash from Danfoss A/S in connection with the tax sharing agreement in Denmark. The Company paid no dividends in 2010, while $8.7 million in dividends were paid in the first quarter of 2009.

Contractual Cash Obligations

        The majority of the Company's contractual obligations to make cash payments to third parties are for financing obligations. These include future lease payments under both operating and capital leases. The

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following table discloses the Company's future commitments under contractual obligations as of December 31, 2010:

Contractual Cash Obligations(1)	Total	2011	2012	2013	2014	2015	2016 and Thereafter
Long-term debt(2)	$253.8	$51.2	$1.4	$1.2	$0.9	$199.1	$—
Interest on long-term debt(3)	87.7	19.7	20.1	19.0	17.2	11.7	—
Capital leases	0.9	0.6	0.3	—	—	—	—
Operating leases	85.9	15.7	12.8	10.8	8.9	7.4	30.3
Rental and service agreements with related person Danfoss A/S	58.4	8.9	8.8	8.6	8.6	3.3	20.2

Total contractual cash obligations	$486.7	$96.1	$43.4	$39.6	$35.6	$221.5	$50.5

The following assumptions are used in the calculation of the contractual cash obligations:

(1)
Commitments denominated in a currency other than the U.S. dollar are translated at the December 31, 2010 exchange rate.

(2)
The annual amount borrowed under revolving credit agreements does not change from the $50.5 million borrowed at December 31, 2010, through the maturity date of the agreements.

(3)
The margin rate on variable interest rate debt does not change from December 31, 2010. The base interest rate for future years is based on the interest yield curves as of December 31, 2010.

        In addition to the above contractual obligations, the Company has certain other funding needs that are non-contractual by nature, including funding of certain pension plans. In 2011 the Company anticipates contributing $16.8 million to its pension and health benefit plans.

Other Matters

Critical Accounting Estimates

        The SEC's guidance surrounding the disclosure of critical accounting estimates requires disclosures about estimates a company makes in applying its accounting policies. However, such discussion is limited to "critical accounting estimates," or those that management believes meet two criteria: 1) the accounting estimate must require a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and 2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

        Besides the estimates that meet the two criteria for a "critical estimate" above, the Company makes many other accounting estimates in preparing its financial statements and related disclosures. All estimates, whether or not deemed critical, can affect the reported amounts of assets, liabilities, revenues, and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed "critical" under the SEC's guidance.

        The discussion below should be read in conjunction with disclosures elsewhere in this discussion and in the Notes to the Consolidated Financial Statements related to estimates, uncertainties, contingencies, and new accounting standards. Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements. The development and selection of accounting estimates, including those deemed

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"critical," and the associated disclosures in this discussion, have been discussed by management with the audit committee of the Board of Directors.

        Inventory Valuation    As a manufacturer in the capital goods industry, inventory is a substantial portion of the assets of the Company, amounting to over 15 percent of total assets at December 31, 2010. The Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes recording period adjustments as needed to 1) record expenses due to excess capacity, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market. On a quarterly basis, management within each segment performs an analysis of the underlying inventory to identify the need for appropriate write-downs to cover each of these items. In doing so, management applies consistent practices based upon historical data such as actual loss experience, past and projected usage, actual margins generated from trade sales of its products, and finally its best judgment to estimate the appropriate carrying value of the inventory.

        Warranty Provisions    The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records liabilities for the estimated warranty costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company's warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company's estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

        In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as "field recalls" and in these instances, the Company will record a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Typically, field recalls are infrequent in occurrence, however, when they occur, field recalls can be for a large number of units and quite costly to rectify. Because of the sporadic and infrequent nature of field recalls, and due to the range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are settled, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

        Goodwill and Long-Lived Asset Recovery    A significant portion of the Company's total assets consist of property, plant and equipment ("PP&E") and definite life intangibles, as well as goodwill. Changes in technology or in the Company's intended use of these assets, as well as changes in the broad global economy in which the Company operates, may cause the estimated period of use or the carrying value of these assets to change.

        This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation and amortization, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, a change in strategy regarding production of a certain product, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance. Despite management's best efforts to determine the appropriate useful lives of its equipment, certain situations may arise that lead to an asset or group of assets becoming impaired, meaning their economic value becomes less than the value at which the Company is carrying the asset on its books. Examples of these situations are product rationalization efforts or restructuring of manufacturing facilities. When these situations arise, the Company tests the assets for impairment and will write down the asset in the period

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when the impairment becomes known. Goodwill is tested for impairment at least annually. Goodwill is also tested if an event occurs or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value (triggering event).

        The Company completes its annual goodwill impairment valuation on December 31 each year. The Company identified ten reporting units that are either operating segments or one level below operating segments. In performing the impairment valuation, the Company considers declines in market values, and reconciles the sum of the estimated fair values of its reporting units to the Company's market value (based on its stock price), plus a reasonable control premium, which is estimated as that amount which would be received to sell the Company as a whole in an orderly transaction between market participants.

        When testing for goodwill impairment, the Company performs a first step of the goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a second step is performed to measure the amount of any impairment loss. In 2010 the Company determined that the fair value of goodwill for all reporting units was greater than their carrying values at December 31, 2010.

        Estimates about fair value used in the first step of the goodwill impairment tests are calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach is supported by other valuation approaches, such as similar transaction and guideline analyses. Under the income approach, the Company determines fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions among others. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. At December 31, 2010 the Company had $35.1 million of goodwill related to its propel and electronic components reporting units, which was tested for impairment and determined to not be impaired.

        The Company tests its long-lived assets for recoverability at any time that an event or change in circumstances occurs that indicates the carrying amount of the long-lived assets may not be recoverable. Events or circumstances that may trigger a recoverability test include a significant change in the market price of similar long-lived assets; a change in the use of the long-lived asset due to product rationalization efforts or restructuring of manufacturing facilities; a significant adverse change in legal factors, business climate, industry or economic conditions ; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; historical and projected operating losses associated with the use of a long-lived asset; or an expectation that more likely than not, a long-lived asset will be disposed of significantly before the end of its previously estimated useful life. The Company reviews these factors quarterly to determine whether a triggering event has occurred. No triggering events were noted in 2010.

        Valuation of Trade Receivables    The Company records trade receivables due from its customers at the time a sale is recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables, looking at the historical losses incurred as a percentage of net sales, and by monitoring the financial strength of its customers regarding specific outstanding accounts receivable balances. In addition, local customary practices have to be taken into account due to varying payment terms being applied in various parts of the world where the Company conducts its business. If the Company becomes aware of a customer's inability to meet its financial obligations (e.g., where it has filed

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for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is reviewed quarterly.

        Workers Compensation    The Company has an insurance policy to cover workers compensation claims in the U.S., in which the Company pays the first $0.25 million per claim, per incident. The Company establishes its workers compensation reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

        U.S. Health Care Costs    The Company self insures its U.S. health care costs for eligible employees and their qualified dependents. The Company purchases individual stop loss coverage to limit the exposure stemming from high value claims from any single member in a given year. The Company's individual stop loss coverage limit, which excludes vision, dental, and prescription drug costs, is $0.3 million. The Company establishes reserves for its health care cost based on historic claims data and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

        Pensions    The Company has defined benefit pension plans for a portion of its employees. These plans are funded with plan assets. The measurement of the Company's pension obligations and costs is dependent on a variety of assumptions determined by management and used by the Company's actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and other experience. These assumptions may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets.

        The assumptions used in developing the required estimates include the following key factors:

Discount rates	Inflation
Salary growth	Expected return on plan assets
Retirement rates	Mortality rates

        The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits.

        The inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect the Company's long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy, and the views of investment managers and other large pension plan sponsors. Retirement and mortality rates are based primarily on actual plan experience and standard industry actuarial tables, respectively. The effects of actual results differing from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in such future periods.

        The Company's funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may deem to be appropriate. In 2011 the Company anticipates contributing $10.0 million to its U.S. plans, $2.1 million to its German plans, and $1.0 million to its U.K. plans.

        Postretirement Benefits Other Than Pensions    The Company provides postretirement health care benefits for certain employee groups in the U.S. This plan is contributory and contains certain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund this plan and has the right to modify or terminate this plan in the future.

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        The postretirement liability, which is determined on an actuarial basis, is recognized in the Company's Consolidated Balance Sheets and the postretirement expense is recognized in the Consolidated Statements of Operations. The Company must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the postretirement cost for the subsequent year. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits.

        In addition, the Company must determine the actuarial assumption for the health care cost trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the net periodic postretirement benefit cost for the subsequent year. As of December 31, 2010 a one-percentage point change in the assumed health care cost trend rate would impact the expense recognized in 2010 by $0.3 million and would affect the postretirement benefit obligation by $5.0 million. In 2011 the Company anticipates contributing $3.7 million to this plan.

        Deferred Income Taxes and Valuation Allowances    Tax regulations may require items to be included in the tax return at different times than the items are reflected in the financial statements. Some of the differences are permanent, such as expenses that are not deductible on a tax return, and some of the differences are temporary such as the rate of depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally are attributable to items that can be used as a tax deduction or credit in a tax return in future years but the amount has already been included as an expense in the financial statements. Deferred tax liabilities generally represent deductions that have been taken on the tax return but have not been recognized as expense in the financial statements. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax assets reported on the Consolidated Balance Sheets.

Outlook

        Management expects sales to increase by 10 to 20 percent in 2011 compared to 2010. If realized, the expected growth in sales, combined with a continued focus on controlling fixed expenses, will result in another year of strong earnings in 2011.

III-20

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Operations

(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2010	2009	2008
Net sales	$1,640,583	$1,159,031	$2,090,513
Cost of sales	1,142,455	1,031,078	1,654,903

Gross profit	498,128	127,953	435,610
Selling, general and administrative	195,494	209,713	258,491
Research and development	51,575	61,418	82,915
Impairment charges	—	50,841	58,208
Loss on sale of businesses and asset disposals	7,632	16,351	9,604

Total operating expenses	254,701	338,323	409,218

Operating income (loss)	243,427	(210,370)	26,392

Nonoperating income (expenses):
Interest expense	(50,901)	(50,171)	(25,654)
Interest income	1,455	1,775	1,026
Loss on early retirement of debt	(2,421)	(15,838)	—
Other, net	3,525	3,369	966

Nonoperating expenses, net	(48,342)	(60,865)	(23,662)

Income (loss) before income taxes	195,085	(271,235)	2,730
Income tax	51,183	(61,019)	(14,060)

Net income (loss)	246,268	(332,254)	(11,330)
Net income attributable to noncontrolling interest, net of tax	(32,869)	(13,512)	(17,811)

Net income (loss) attributable to Sauer-Danfoss Inc.	$213,399	$(345,766)	$(29,141)

Net income (loss) per common share, basic	$4.41	$(7.15)	$(0.60)

Net income (loss) per common share, diluted	$4.40	$(7.15)	$(0.60)

Weighted average basic shares outstanding	48,382,860	48,337,923	48,226,184
Weighted average diluted shares outstanding	48,469,519	48,337,923	48,226,184

See accompanying notes to consolidated financial statements.

III-21

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Balance Sheets

(Dollars in thousands, except per share data)

	December 31,
	2010	2009
Assets
Current Assets:
Cash and cash equivalents	$44,039	$38,790
Accounts receivable (net of allowances of $4,925 and $5,640 in 2010 and 2009, respectively)	213,896	155,968
Inventories	200,993	177,574
Other current assets	88,166	65,553

Total current assets	547,094	437,885

Property, Plant and Equipment, net	408,097	513,487

Other Assets:
Goodwill	35,055	35,903
Other intangible assets, net	18,416	19,584
Deferred income taxes	108,009	54,458
Other	11,533	7,000

Total other assets	173,013	116,945

	$1,128,204	$1,068,317

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable and bank overdrafts	$27,700	$54,069
Long-term debt due within one year	51,187	142,007
Accounts payable	177,505	101,719
Accrued salaries and wages	56,442	58,169
Accrued warranty	28,183	28,820
Other accrued liabilities	48,564	30,806

Total current liabilities	389,581	415,590

Long-Term Debt	202,599	337,089

Other Liabilities:
Long-term pension liability	70,083	72,400
Postretirement benefits other than pensions	49,277	41,047
Deferred income taxes	28,651	33,708
Other	18,876	13,889

Total other liabilities	166,887	161,044

Total liabilities	759,067	913,723

Stockholders' Equity:
Preferred stock, par value $.01 per share, authorized 4,500,000 shares, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, authorized shares 75,000,000 in 2010 and 2009; issued and outstanding 48,408,259 in 2010 and 48,384,205 in 2009	484	484
Additional paid-in capital	348,289	334,873
Accumulated deficit	(85,446)	(298,845)
Accumulated other comprehensive income	30,800	55,422

Total Sauer-Danfoss Inc. stockholders' equity	294,127	91,934
Noncontrolling interest	75,010	62,660

Total stockholders' equity	369,137	154,594

	$1,128,204	$1,068,317

See accompanying notes to consolidated financial statements.

III-22

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(Dollars in thousands, except per share data)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total
Year Ended December 31, 2008:
Beginning Balance	48,149,461	$481	$332,522	$110,812	$81,685	$60,544	$586,044

Comprehensive income:
Net income (loss)	—	—	—	(29,141)	—	17,811
Pension and postretirement adjustment	—	—	—	—	(22,440)	—
Unrealized losses on hedging activities	—	—	—	—	(6,861)	—
Currency translation	—	—	—	—	(24,389)	3,181
Total comprehensive loss							(61,839)
Performance units vested	110,837	2	(2)	—	—	—	—
Restricted stock grant	15,000	—	—	—	—	—	—
Restricted stock and performance unit compensation			(2,070)				(2,070)
Tax benefits on performance unit compensation			1,534				1,534
Minimum tax withholding settlement	(3,492)	—	(1,590)	—	—	—	(1,590)
Reversal of tax valuation allowance	—	—	4,453	—	—	—	4,453
Noncontrolling interest distribution	—	—	—	—		(13,881)	(13,881)
Cash dividends declared ($.72 per share)	—	—	—	(34,750)	—	—	(34,750)

Balance December 31, 2008	48,271,806	483	334,847	46,921	27,995	67,655	477,901

Year Ended December 31, 2009:
Net income (loss)	—	—	—	(345,766)	—	13,512
Pension and postretirement adjustment	—	—	—	—	6,386	—
Unrealized gains on hedging activities	—	—	—	—	4,357	—
Currency translation	—	—	—	—	16,684	712
Total comprehensive loss							(304,115)
Performance units vested	101,899	1	(1)	—	—	—	—
Restricted stock grant, net of forfeitures	10,500	—	—	—	—	—	—
Restricted stock compensation	—	—	253	—	—	—	253
Minimum tax withholding settlement	—	—	(226)	—	—	—	(226)
Noncontrolling interest distribution	—	—	—	—	—	(19,219)	(19,219)

Balance December 31, 2009	48,384,205	484	334,873	(298,845)	55,422	62,660	154,594

Year Ended December 31, 2010:
Net income	—	—	—	213,399	—	32,869
Pension and postretirement adjustment	—	—	—	—	(16,726)	—
Unrealized losses on hedging activities	—	—	—	—	(860)	—
Currency translation	—	—	—	—	(7,036)	3,157
Total comprehensive income						—	224,803
Performance units vested	10,554	—	—	—	—	—	—
Restricted stock grant, net of forfeitures	13,500	—	—	—	—	—	—
Restricted stock compensation	—	—	326	—	—	—	326
Minimum tax withholding settlement	—	—	(64)	—	—	—	(64)
Capital contribution under tax sharing agreement	—	—	14,919	—	—	—	14,919
Dividend distribution under tax sharing agreement	—	—	(1,765)	—	—	—	(1,765)
Noncontrolling interest distribution	—	—	—	—	—	(23,676)	(23,676)

Balance December 31, 2010	48,408,259	$484	$348,289	$(85,446)	$30,800	$75,010	$369,137

See accompanying notes to consolidated financial statements.

III-23

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Years Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities:
Net income (loss)	$246,268	$(332,254)	$(11,330)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	97,336	117,130	112,962
Restricted stock and performance unit compensation	326	253	(2,070)
Impairment charges	—	50,841	58,208
Loss on sale of businesses and asset disposals	7,632	16,351	9,604
Loss on early retirement of debt	2,421	15,838	—
Change in net pension and post-retirement benefits	(9,084)	(2,794)	(5,585)
Change in deferred income taxes	(69,646)	51,894	(25,937)
Minimum tax withholding payments on performance units	(64)	(226)	(1,590)
Change in operating assets and liabilities:
Accounts receivable, net	(63,805)	91,434	71,679
Inventories	(28,531)	153,386	(16,799)
Other current assets	(8,051)	(4,990)	(7,918)
Accounts payable	77,643	(54,197)	(14,495)
Accrued liabilities	16,634	(20,680)	23,596
Other	250	4,858	(6,807)

Net cash provided by operating activities	269,329	86,844	183,518

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(26,218)	(42,972)	(198,634)
Proceeds from sale of property, plant and equipment	4,604	4,507	11,141
Proceeds from sale of businesses	—	744	—
Repayments from (advances to) noncontrolling interest partners	3,578	(4,500)	—

Net cash used in investing activities	(18,036)	(42,221)	(187,493)

Cash Flows from Financing Activities:
Net borrowings (repayments) on notes payable and bank overdrafts	(21,812)	(15,685)	3,493
Net borrowings (repayments) on revolving credit facility	(85,390)	(58,705)	17,019
Repayments of long-term debt	(326,394)	(540,500)	(22,948)
Borrowings of long-term debt	200,737	637,232	54,235
Payments for debt financing costs	(4,185)	(10,575)	—
Payments of prepayment penalties	(1,674)	(8,064)	—
Settlement of interest rate swaps	—	(2,000)	—
Cash dividends	—	(8,689)	(34,728)
Distribution to noncontrolling interest partners	(23,676)	(17,694)	(13,881)
Capital Contribution under tax sharing agreement	14,919	—	—
Dividend distribution under tax sharing agreement	(1,765)	—	—
Other	—	—	1,534

Net cash provided by (used in) financing activities	(249,240)	(24,680)	4,724

Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,196	(4,298)	(4,393)

Cash and Cash Equivalents:
Net increase (decrease) during the year	5,249	15,645	(3,644)
Beginning balance	38,790	23,145	26,789

Ending balance	$44,039	$38,790	$23,145

Supplemental Cash Flow Disclosures:
Interest paid	$50,822	$43,345	$22,876

Income taxes paid	$18,896	$2,741	$34,351

See accompanying notes to consolidated financial statements.

III-24

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation—

        Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company's products are used by original equipment manufacturers of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty vehicle equipment. The Company's products are sold throughout the world either directly or through distributors.

        The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). All significant intercompany balances, transactions, and profits have been eliminated in the consolidated financial statements.

Correction of Immaterial Errors—

        In assessing the realizability of net deferred tax assets at June 30, 2009 it was determined that it was not more likely than not that deferred tax assets in the U.S. would be realized due to continued losses and deteriorating forecasts. Therefore a valuation allowance was established to reduce the net deferred tax assets to an amount that was more likely than not realizable, including a balance related to the pension plan in the U.S. At December 31, 2009 the deferred tax asset related to the U.S pension plan was reduced, resulting in a reduction to the valuation allowance. The offsetting entry was recorded in accumulated other comprehensive income. In 2010 it was determined that the offsetting entry should have been recorded as an income tax benefit of $5,573 in the consolidated statements of operations in 2009.

        In 2010 the Company changed its method of recognizing pension expense for its U.S. defined benefit pension plans. Previously a market related value of plan assets, which reflected the changes in fair value of plan assets over a five year period, was used to calculate the expected return on plan assets, a component of net periodic pension expense. In 2010 a change was made to use the fair value of plan assets to calculate the expected return on plan assets, which is consistent with how the non-U.S. plans recognize pension expense. As a result of this change $2,909 of income was recognized in the net pension expense in 2010.

        The Company made the correction for these two items in 2010 as the errors were determined to be immaterial to the overall financial statements in 2010 and in all previous years.

Use of Estimates—

        In preparing the consolidated financial statements in conformity with U.S. GAAP, management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Estimates are used in determining, among other items, employee incentive accruals, inventory valuation, warranty reserves, allowance for doubtful accounts, pension and postretirement accruals, valuation allowances on deferred tax assets, useful lives for intangible assets, and future cash flows associated with impairment testing for goodwill and other long-lived assets. These estimates and

III-25

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment, adjusting such estimates and assumptions when facts and circumstances dictate. A number of these factors include, among others, the economic conditions, restricted credit markets, foreign currency, and higher commodity costs, all of which impact such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the consolidated financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition—

        Net sales are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Estimates for future warranty expense are recorded when the related revenue is recognized. Timing of revenue recognition is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

Cash and Cash Equivalents—

        Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less. At December 31, 2010 cash and cash equivalents balances in China totaled approximately $33,700. The Company is paying dividends from its Chinese entities to the maximum extent possible under current regulations; however, due to the nature of the governmental and other regulatory controls it is difficult to transfer cash out of this country for reasons other than payment for goods shipped into the country.

Trade Receivables—

        The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which the Company and its customers operate. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical write-offs of accounts, aging of its receivables, and by monitoring the economic environment and financial strength of its customers. If the Company becomes aware of a customer's inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The analysis of the valuation of trade receivables is performed quarterly.

III-26

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Inventories—

        Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor, and factory overhead. The last-in, first-out (LIFO) method was adopted in 1987 and is used to value inventories at the U.S. locations which existed at that time. Inventories at all of the non-U.S. locations and the U.S. locations obtained through acquisition after 1987, which produce products different than those produced at U.S. locations existing at 1987, are valued under the first-in, first-out (FIFO) inventory valuation method. The percentage of year-end inventory valued under the LIFO and FIFO cost methods was 13% and 87%, respectively, for 2010, and 9% and 91%, respectively, for 2009.

Property, Plant and Equipment and Depreciation—

        Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed using the straight-line method for building equipment and buildings over 10 to 37 years and for machinery and equipment over 3 to 8 years (3 to 12 years for additions in 1999 and prior). Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($26,839, $21,732, and $45,818 in 2010, 2009, and 2008, respectively) are charged to expense. When property, plant and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of operations.

Goodwill and Other Intangible Assets—

        Goodwill represents the excess of the purchase price over the estimated fair values of net assets acquired in the purchase of businesses. Goodwill is not amortized, but tested for impairment at least annually or when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company recorded goodwill impairment charges of $50,841 and $22,908 in 2009 and 2008, respectively. See Note 6 for further discussion.

        Intangible assets consist primarily of trade names, technology, and customer relationships and are recorded at fair value at the time of acquisition. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from three to thirty five years.

Impairment of Long-Lived Assets and Assets to be Disposed Of—

        The Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated for recoverability based on the expected future undiscounted operating cash flows. When the evaluation indicates the carrying value of an asset or group of assets is impaired, the Company determines the fair value of assets, using discounted cash flows or determining the liquidation value of the long-lived assets, and recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets. In 2008 the Company recognized an impairment charge for long-lived assets of $35,300 in the Work Function segment as discussed in Note 5.

III-27

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Product Warranty—

        The Company warrants its various products over differing periods, generally up to two years or 2000 hours, depending upon the type of product and application. Consequently, the Company records warranty liabilities for the estimated costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company's warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company's estimated warranty obligation.

        In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these actions as field recalls and in these instances, the Company records a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Due to the sporadic and infrequent nature of field recalls, and the potential for a range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are carried out, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

        The following table represents the change in the Company's accrued warranty and field recall liability:

	December 31,
	2010	2009	2008
Balance, beginning of period	$28,820	$25,491	$19,401
Payments	(11,877)	(18,474)	(22,856)
Provisions for warranties and field recalls	12,435	21,456	28,996
Currency impact	(1,195)	347	(50)

Balance, end of period	$28,183	$28,820	$25,491

Income Taxes—

        The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities, net operating loss carryforwards, and tax credit carryforwards and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are

III-28

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

recorded to reduce deferred tax assets when the Company is unable to conclude that realization of the deferred tax assets is more likely than not.

Income (Loss) Per Share—

        Basic net income (loss) per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares were increased by shares issuable upon (i) vesting of restricted stock shares, and (ii) granting of shares deferred under the long-term incentive plan. Restricted stock and shares under the long term incentive plan both have an exercise price of zero. Diluted net loss per share for 2009 and 2008 excludes the dilutive effect of restricted stock and performance units as these shares were anti-dilutive.

	Net Income (Loss) Attributable to Sauer-Danfoss Inc.	Shares	Earnings (Loss) Per Share
December 31, 2010
Basic net income	$213,399	48,382,860	$4.41
Effect of dilutive securities:
Restricted stock	—	5,892	—
Performance units	—	80,767	(0.01)

Diluted net income	$213,399	48,469,519	$4.40

December 31, 2009
Basic net loss	$(345,766)	48,337,923	$(7.15)
Effect of dilutive securities:
Restricted stock	—	—	—
Performance units	—	—	—

Diluted net loss	$(345,766)	48,337,923	$(7.15)

December 31, 2008
Basic net loss	$(29,141)	48,226,184	$(0.60)
Effect of dilutive securities:
Restricted stock	—	—	—
Performance units	—	—	—

Diluted net loss	$(29,141)	48,226,184	$(0.60)

Fair Value of Financial Instruments—

        The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximate fair value because of the short-term nature of these instruments.

        The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for

III-29

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

long-term debt of similar remaining maturities and credit characteristics. At December 31, 2010 and 2009 the Company estimated the fair value of its long-term debt, including amounts due within one year, to be the same as its carrying values of $253,786 and $479,096, respectively. These estimates are subjective in nature and involve uncertainties and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

        The fair value of derivative instruments is discussed in Note 7.

Translation of Non-U.S. Currencies—

        Assets and liabilities of consolidated non-U.S. subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in accumulated other comprehensive income. Gains or losses on transactions denominated in non-functional currencies and the related tax effects are reflected in the consolidated statements of operations.

Derivatives and Hedging—

        It is the Company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. All derivatives are recorded at fair value on the balance sheet as current or long-term other assets or other liabilities depending on whether the maturity date of the derivative contract is within one year from the balance sheet date.

        The Company utilizes forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract. Until March 2009, the Company used interest rate swaps to establish fixed interest rates on outstanding borrowings. There was no ineffectiveness of the interest rate swaps and therefore, the changes in fair value of the derivatives was recorded in accumulated other comprehensive income.

        When, and if, a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, the hedge accounting is discontinued and any past or future changes in the derivative's fair value that will not be effective as an offset to the income effects of the item being hedged are recognized currently in the statement of operations. Any changes in fair values of derivatives not qualifying as hedges would be reported immediately in other income (expense) on the consolidated statement of operations; however, the Company did not have any derivatives that did not qualify as hedges in 2010 or 2009, other than disclosed in Note 7.

Employee Stock-Based Compensation—

        The fair value method is used to account for employee-stock compensation.

III-30

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(2) Sale of Businesses and Termination of Joint Venture:

        In 2009 the Company sold the assets of its steering column business which was located in Kolding, Denmark, recognizing a loss on sale of approximately $2,700 in the Work Function segment. The loss was related to the write-down of inventory and machinery to the proceeds of the sale, which approximated fair value. Also included in the loss amount was severance costs for employees at the Kolding location and future building lease costs because the buyer moved production operations to a different location. In 2010 the Company recognized additional expense of approximately $1,100 related to future building lease costs.

        In December 2008 the Company signed a sales agreement to sell its alternating current (AC) motor business related to the material handling market. The closing of the transaction occurred in 2009 when the transfer of the machinery and inventory covered by the purchase agreement was completed. Losses of approximately $4,400, $6,300 and $8,400 in 2010, 2009 and 2008, respectively, are reported in the Controls segment. In 2008 the machinery and inventory were written down to the proceeds expected to be received upon transfer of the assets. The expense in 2009 relates to the write-off of a customer relationship intangible asset, employee retention costs, and additional write-downs to machinery and inventory balances due to revisions of the sales agreement during 2009. In 2010 the Company recognized additional expense primarily related to a write-down of the carrying value of a building and an additional write-down of inventory. The inventory was held on consignment and the purchaser revised their estimates of future inventory purchases from the Company. As part of the sales agreement, the Company will recognize a commission payment in 2010 through 2012 based on the level of AC motor sales made by the purchaser. The Company recognized commission income of approximately $900 in 2010 which is included in Other, net on the consolidated statements of operations.

        In July 2009 the Company and Topcon Positioning Systems, Inc. (Topcon), the noncontrolling interest partner, agreed to terminate the joint venture they have operated since April 2001 through TSD Integrated Controls, LLC (TSD). The termination was effective September 1, 2009 but is subject to a three-year wind down period as contemplated in the 2001 joint venture agreement. During the wind-down period, the Company and Topcon will each receive distributions of certain assets of TSD and royalties on sales of TSD products. The effects of this wind-down will not have a material impact on the Company's operations.

(3) Restructuring Charges:

        In September 2009 the Company announced its plans to close the Lawrence, Kansas plant, and transfer the majority of the production lines to the Ames, Iowa and Freeport, Illinois locations to reduce costs and increase efficiencies. Costs related to the Lawrence plant closing are included in the Work Function and Stand-Alone Businesses segments. This project was completed in 2010. The land and building at the Lawrence, Kansas location is available for sale and is classified in other current assets on the consolidated balance sheet.

        In December 2008 the Company decided to close the Hillsboro, Oregon plant and transfer the production lines to the Easley, South Carolina location. The costs related to the closure of Hillsboro are included in the Stand-Alone Businesses segment. The relocation of production activities from Hillsboro was completed in 2009.

        In 2007, in preparation for disposing of the direct current (DC) electric motor business the Company incurred restructuring costs to transfer all DC production lines to one location and all alternating current

III-31

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

(AC) production lines to another location. The costs related to the transfer of electric motors production lines and costs related to the relocation of certain production lines between facilities are included in the Controls segment. The projects were substantially completed in 2008. The Company sold its AC electric motor business related to the material handling market in June 2009. The losses related to the sale of the business, as discussed in Note 2, of approximately $4,400, 6,300, and $8,400, in 2010, 2009, and 2008, respectively, are not included in the restructuring charges below.

        The following table summarizes the restructuring charges incurred, as well as the cumulative charges incurred on these projects.

	Work Function	Controls	Stand-Alone Businesses	Total
Charges incurred in 2010	$4,012	$—	$1,805	$5,817
Charges incurred in 2009	1,799	6,009	4,595	12,403
Charges incurred in 2008	—	47	960	1,007
Cumulative charges incurred	5,811	10,930	7,360	24,101

        The restructuring costs incurred are reported in the consolidated statement of operations as detailed in the following table:

	Cost of Sales	Selling, General and Administrative Expenses	Loss on Asset Disposals	Total
Charges incurred in 2010	$3,075	$472	$2,270	$5,817
Charges incurred in 2009	5,813	4,500	2,090	12,403
Charges incurred in 2008	40	585	382	1,007
Cumulative charges incurred	13,113	6,226	4,762	24,101

III-32

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(3) Restructuring Charges: (Continued)

        The following table summarizes the restructuring charges incurred and the activity in accrued liabilities during 2010, 2009 and 2008.

	Employee Termination Costs	Building and Lease Cancellation Costs	Accelerated Depreciation and Loss on Asset Disposals	Equipment Moving Costs	Other	Total
Balance as of January 1, 2008	$375	$—	$—	$—	$—	$375
Charges to expense	625	—	382	—	—	1,007
Payments made / other	(375)	—	(382)	—	—	(757)

Balance as of December 31, 2008	625	—	—	—	—	625
Charges to expense	2,275	2,162	4,569	829	2,568	12,403
Payments made / other	(2,049)	(1,607)	(4,569)	(829)	(2,568)	(11,622)

Balance as of December 31, 2009	851	555	—	—	—	1,406
Charges to expense	—	—	2,767	812	2,238	5,817
Payments made / other	(851)	(555)	(2,767)	(812)	(2,238)	(7,223)

Balance as of December 31, 2010	$—	$—	$—	$—	$—	$—

        The employee termination costs in the table above relate to the restructuring projects described in this footnote. The table excludes employee termination costs related to headcount reductions that were the result of reduced sales volumes related to the worldwide economic downturn of approximately $13,900 and $11,100 included in cost of sales in 2009 and 2008, respectively and approximately $18,700 and $4,400 included in selling, general and administrative expense in 2009 and 2008, respectively.

(4) Inventories:

        The composition of inventories is as follows:

	December 31,
	2010	2009
Raw materials	$93,653	$89,063
Work in progress	46,746	44,176
Finished goods and parts	80,828	64,263
LIFO allowance	(20,234)	(19,928)

Total	$200,993	$177,574

        The Company recorded a LIFO decrement of approximately $25,900 in 2009.

III-33

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(5) Property, Plant and Equipment and Property Held for Sale:

        The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31,
	2010	2009
Cost—
Land and improvements	$14,469	$16,785
Buildings and improvements	138,617	156,008
Machinery and equipment	953,170	1,022,728
Construction in progress	28,914	46,418
Plant and equipment under capital leases	4,380	4,700

Total costs	1,139,550	1,246,639
Less—accumulated depreciation	(731,453)	(733,152)

Net property, plant and equipment	$408,097	$513,487

        Depreciation expense for 2010, 2009, and 2008 was $95,504, $115,252, and $110,934, respectively.

        In 2008 the Company determined that an impairment test of property, plant, and equipment was necessary due to the change in worldwide economic conditions and resulting decrease in Company sales. The Company determined that an impairment charge of $35,300 was required to write down the carrying value of the motors asset group within the Work Function segment. The assets were written down to fair value as measured by the liquidation value of the assets.

        In 2009 the Company decided that the land and building at the Lawrence, Kansas location would be sold. This location was exited in the second quarter of 2010 as discussed in Note 3. The Company intends to sell the building, which was written down by approximately $2,000 in 2010 to a carrying value of approximately $3,500. The building is classified in other current assets in the Work Function segment.

        The Company exercised the buy-out option in the capital lease for the building in Odense, Denmark in 2009. This location was previously used for the design and manufacture of electric drives until the business was exited in the second quarter of 2009 as discussed in Note 2. The Company intends to sell the building, which was written down by approximately $2,000 in 2010 to a carrying value of approximately $6,800. The building is classified in other current assets in the Controls segment.

        In 2007 the Company decided that the land and building at the LaSalle, Illinois location would be sold. In 2008 the property was sold for a gain of approximately $1,400. The gain was reported in the Propel segment.

(6) Goodwill and Intangible Assets:

        Goodwill is required to be tested for impairment annually and if an event or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company completes its annual impairment test as of December 31 of each year.

III-34

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(6) Goodwill and Intangible Assets: (Continued)

        The Company has identified ten reporting units that are either operating segments or one level below operating segments. As an overall reasonableness test in its step one analysis the Company reconciled the sum of the estimated fair values of its reporting units to the Company's market value (based on its stock price at the measurement date), plus a reasonable control premium, which is estimated as that amount which would be received to sell a majority share of the Company in an orderly transaction between market participants versus the market value of the minority shares as evidenced by the stock price.

        When testing for goodwill impairment, the Company performs a first step of the goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a second step of the goodwill impairment test is performed to measure the amount of any impairment loss. Estimates about fair value used in the first step of the goodwill impairment tests have been calculated using an average of the income approach based on the present value of future cash flows of each reporting unit and the guideline public company model. Under the income approach, the Company determined fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions among others. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

        In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

        At December 31, 2010 the Company has $35,055 of goodwill related to its propel and electronic components reporting units which was tested for impairment, as required annually. The fair value of the propel and electronic components reporting units substantially exceeded the carrying value, resulting in no impairment.

        The Company considered the decrease in its market value in the first quarter of 2009 to be a triggering event that required goodwill to be tested for impairment at March 31, 2009. As a result of that testing the Company determined that the implied fair value of goodwill for the valves reporting unit was less than its carrying value by $50,841, which was recorded as a goodwill impairment charge.

        In 2008 the Company determined that the implied fair value of goodwill for the motors, steering, and electric drives reporting units was less than its carrying value by $22,908, which was recorded as a goodwill impairment charge in 2008.

III-35

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(6) Goodwill and Intangible Assets: (Continued)

        The changes in the carrying amounts of goodwill for the years ended December 31, 2009 and 2010 are as follows:

	Propel Segment	Controls Segment	Stand-Alone Businesses	Total
Balance at January 1, 2009
Goodwill	$26,651	$8,654	$50,841	$86,146
Accumulated Impairment Losses	—	—	—	—

	26,651	8,654	50,841	86,146

Impairment	—	—	(50,841)	(50,841)
Translation adjustment	440	158	—	598

Balance as of Dec 31, 2009
Goodwill	27,091	8,812	50,841	86,744
Accumulated Impairment Losses	—	—	(50,841)	(50,841)

	27,091	8,812	—	35,903

Translation Adjustment	(625)	(223)	—	(848)

Balance as of Dec 31, 2010
Goodwill	26,466	8,589	50,841	85,896
Accumulated Impairment Losses	—	—	(50,841)	(50,841)

	$26,466	$8,589	$—	$35,055

        The following table summarizes the components of the other intangible asset balances at December 31, 2010 and 2009:

	Trade Name	Technology	Customer Relationships	Other	Total
December 31, 2010
Cost	$19,000	$10,700	$1,313	$1,967	$32,980
Accumulated amortization	(5,429)	(7,132)	(493)	(1,510)	(14,564)

Other intangible assets, net	$13,571	$3,568	$820	$457	$18,416

December 31, 2009
Cost	$19,000	$10,700	$1,334	$2,137	$33,171
Accumulated amortization	(4,887)	(6,417)	(320)	(1,963)	(13,587)

Other intangible assets, net	$14,113	$4,283	$1,014	$174	$19,584

        The weighted average useful lives for the intangible assets are 35, 15, 14, and 4 years for trade name, technology, customer relationships, and other, respectively. Amortization of intangible assets was $1,832, $1,878, and $2,028 in 2010, 2009, and 2008, respectively. Amortization expense is expected to be approximately $1,700 in 2011, $1,500 in 2012, $1,500 in 2013, and $1,300 in 2014 and 2015.

III-36

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(7) Fair Value and Derivative Financial Instruments:

        The Company holds certain assets and liabilities that are required to be measured at fair value on a recurring basis. These include the Company's derivative instruments related to foreign currency exchange contracts which are recognized at fair value. All derivative instruments are designated as and qualify for hedge accounting treatment, other than those contracts that no longer qualify as highly effective. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. The fair values of the foreign currency exchange contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these contracts as Level 2 in the fair value hierarchy.

        The following table shows the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis:

		December 31,
	Balance Sheet Classification	2010	2009
Assets:
Foreign currency exchange contracts	Other current assets	$184	$791
Liabilities:
Foreign currency exchange contracts	Other accrued liabilities	$867	$322
Foreign currency exchange contracts	Other liabilities	255	—

		$1,122	$322

        The Company uses derivative financial instruments to manage risk and not for trading or other speculative purposes.

        The Company enters into forward contracts to hedge the value of the U.S. dollar or euro cash flow at locations that do not have the U.S. dollar or euro as their functional currency but conduct certain transactions in U.S. dollars or euros. The objective of all outstanding forward contracts is to hedge forecasted transactions in U.S. dollars or euros through the cash settlement date. The Company enters into forward contracts that mature from two to eighteen months after the contract date.

        The Company had foreign currency forward contracts outstanding in notional amounts as follows:

	December 31,
	2010	2009
U.S. dollar	37,200	19,800
Euro	10,200	—

        Interest rate swaps, designated as cash flow hedges, were used by the Company to establish fixed interest rates on outstanding borrowings. The interest rate swaps were settled in 2009 for a loss of $2,000 in connection with the debt repayment discussed in Note 8.

III-37

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(7) Fair Value and Derivative Financial Instruments: (Continued)

        Changes in the fair value of derivative financial instruments are recognized in the statement of operations or in stockholders' equity as a component of other comprehensive income depending on whether the transaction related to the hedged risk has occurred and whether the contract qualifies as highly effective. Changes in fair values of derivatives that are accounted for as cash flow hedges are recorded in other comprehensive income. The amount of gain (loss), net of tax, recorded as a component of accumulated other comprehensive income related to foreign currency exchange contracts was a loss of $652 and a gain of $208 at December 31, 2010 and 2009, respectively. At December 31, 2010 the Company expects to reclassify $419 of loss, net of tax, on derivative instruments from accumulated other comprehensive income to the statement of operations during the next twelve months due to the actual fulfillment of forecasted transactions.

        The following table summarizes the amount of gain (loss) reclassified from accumulated other comprehensive income into the consolidated statement of operations for 2010, 2009, and 2008:

	December 31,
Statement of Operations Classification	2010	2009	2008
Net Sales	$(824)	$(5,487)	$7,805
Other, net	(269)	864	(54)
Interest expense, net	—	(151)	(278)

	$(1,093)	$(4,774)	$7,473

        The Company formally assesses at a hedge's inception, and on an ongoing basis, whether the derivatives that are used in the hedging transaction have been highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives are expected to remain highly effective. When it is determined that a derivative has ceased to be highly effective as a hedge the Company discontinues hedge accounting prospectively. When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur by the end of the originally expected period, but it is probable that the transaction will occur within the two months following the forecasted period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified to net earnings when the forecasted transaction affects net earnings. However, if it is probable that a forecasted transaction will not occur within two months after the forecasted period, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in net earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company carries the derivative at its fair value on the consolidated balance sheet, recognizing future changes in the fair value in other income or expense, net. In 2009 the Company had derivative contracts with notional amounts of $3,300 that no longer qualified for hedge accounting as the sales were not expected to occur in the month originally specified. In 2009 income of $376 was recognized in other, net related to changes in the fair value of derivative contracts that were no longer deemed highly effective, which is included in the $864 in the table above. The sales related to the derivative contracts no longer deemed highly effective occurred within two months following the originally specified period. All derivative contracts qualified for hedge accounting in 2010.

III-38

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(7) Fair Value and Derivative Financial Instruments: (Continued)

        In addition, any portion of the hedge that is deemed ineffective due to the absolute value of the cumulative change in the derivative being greater than the cumulative change in the hedged item is recorded immediately in other income (expense) on the consolidated statement of operations. There was no significant hedge ineffectiveness in 2010 or 2008. Except for the hedge ineffectiveness discussed above, there was no other significant hedge ineffectiveness in 2009.

(8) Long-Term Debt:

        Long-term debt outstanding at December 31, 2010 and 2009 consisted of the following:

	2010		2009
	Long-term Debt Due Within One Year	Long-term Debt	Long-term Debt Due Within One Year	Long-term Debt
Danfoss A/S Multicurrency Term Loan and Revolving Credit Facilities	$50,455	$199,134	$140,869	$332,370
Other Borrowings	732	3,465	1,138	4,719

Total	$51,187	$202,599	$142,007	$337,089

Related Person Loans

        In September 2010, the Company entered into an amended and restated credit agreement with Danfoss A/S (the Danfoss Agreement), the Company's majority stockholder, which replaced the 2009 Credit Agreement discussed below. The Danfoss Agreement includes two, five-year term loans of approximately $200,000 ($140,000 and 45,000 euro) and a three-year revolving credit facility of approximately $300,000 ($180,000 and 90,000 euro). The term loan bears interest at a fixed rate of 8.00% and 8.25% for the U.S. dollar and euro loans, respectively. The revolving credit facility bears interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the Danfoss Agreement, plus 3.9%. The principal amount outstanding under the revolving credit facility at December 31, 2010 was $50,455, and the loans thereunder had a weighted average interest rate of 4.30%. The Company paid closing fees of approximately $4,200 ($2,750 and 1,125 euro) to Danfoss A/S, which were capitalized and will be amortized to interest expense over the term of the Danfoss Agreement. The Company pays a quarterly commitment fee equal to 1.17% of the average daily unused portion of the Danfoss Agreement.

        In November 2009, the Company entered into an unsecured term loan and revolving credit facility agreement with Danfoss A/S (the 2009 Credit Agreement) which replaced the Original Credit Agreement discussed below. The 2009 Credit Agreement was scheduled to mature on April 29, 2011 but was replaced by the Danfoss Agreement discussed above. Under the original terms of the 2009 Credit Agreement the Company was able to borrow up to $690,000. In May and August 2010, upon the request of the Company, the borrowing capacity of the 2009 Credit Agreement was reduced to $540,000 and $500,000, respectively. The principal amount outstanding under the 2009 Credit Agreement bore interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the 2009 Credit Agreement, plus 10%. The balance of the revolving credit facilities at December 31, 2009 was $140,869, and the loans had a weighted average interest rate of 10.3%. The 2009 Credit Agreement also included term loans of 92,000 euro and

III-39

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(8) Long-Term Debt: (Continued)

$200,000, with interest at an annual rate of 11.8% and 11.4%, respectively. The Company was required to pay a quarterly commitment fee equal to 4% of the average daily unused portion of the 2009 Credit Agreement.

        In March 2009, the Company entered into a Multicurrency Term Loan and Revolving Credit Facilities agreement with Danfoss A/S (the Original Credit Agreement), which was scheduled to mature on September 30, 2010, but was terminated in November, 2009 and replaced by the 2009 Credit Agreement discussed above. Under the Original Credit Agreement the Company was able to borrow up to $490,000. Borrowings under the Original Credit Agreement bore interest at LIBOR, CIBOR or EURIBOR, plus a margin of 8.0%. The Original Credit Agreement also included term loans of 92,000 euro and $180,000, which accrued interest at an annual rate of 9.8% and 9.4%, respectively. Debt issuance costs of approximately $8,600 were capitalized but subsequently taken to interest expense when the Original Credit Agreement was replaced by the 2009 Credit Agreement. The Company was also required to pay a commitment fee of 4.0% on the unused portion of the Original Credit Agreement.

        In November 2009, the Company entered into an agreement with Danfoss A/S whereby Danfoss A/S, from time to time, provides letters of intent to banks, financial institutions and other relevant third parties to provide comfort for credit facilities made available to the Company. In exchange for this service, Danfoss A/S charges the Company a facility fee based on a percentage, 1.1% at December 31, 2010, of all issued and outstanding letters of intent.

        The Company incurred interest expense of $42,620 and $39,693 and commitment fee expense of $6,060 and $3,542 related to the debt with Danfoss A/S during the years ended December 31, 2010 and 2009, respectively. In addition, the Company incurred facility fee expense of $2,152 and $1,253 in 2010 and 2009, respectively.

        The Danfoss Agreement contains no financial covenants but does contain a number of affirmative and negative covenants that, among other things, requires the Company to obtain the consent of Danfoss A/S prior to engaging in certain types of transactions. The Danfoss Agreement contains customary representations and warranties regarding the Company and its business and operations. The Agreement also sets forth a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to the bankruptcy or insolvency of the Company or its subsidiaries.

Other Borrowings

        The Company borrows locally when favorable terms are available. In May 2007, the Company borrowed $150 from the Ames, Iowa Economic Development Commission. The loan bears interest at an annual rate of 4.13%, and the outstanding balance on the loan at December 31, 2010 was $82. In February, 2007 the Company borrowed 150,000 Indian rupee from Deutsche Bank AG. The loan bears interest at an annual rate of 11.75%, and the outstanding balance at December 31, 2010 was 75,000 Indian rupee (approximately $1,600). In December 2006, the Company borrowed $750 from the Iowa Department of Economic Development. The loan does not bear interest, and the outstanding balance at December 31, 2010 was $589. In April, 2005 the Company borrowed 150,000 Indian rupee from The Hong Kong and Shanghai Banking Corporation. The loan bears interest at a variable rate ranging from 8.20% to 9.36%,

III-40

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(8) Long-Term Debt: (Continued)

and had an outstanding balance of 85,980 Indian rupee (approximately $1,900) at December 31, 2010. A Danish subsidiary maintains a line of credit for purposes of centralizing cash management for the European locations. Sauer-Danfoss Inc. guarantees this line of credit up to 20,000 euro (approximately $28,000).

Loss on Early Retirement of Debt

        The Company recognized a loss on early retirement of debt of $2,421 and $15,838 during the years ended December 31, 2010 and 2009, respectively. The loss in 2010 consisted of prepayment penalties of $1,674 and $747 related to the write-off of unamortized deferred financing costs. In 2009, the loss consisted of $8,064 of prepayment penalties, $2,000 to settle outstanding interest rate swap agreements related to debt repaid, and $5,774 to write-off unamortized deferred financing costs.

Repayment of Borrowings

        Payments required to be made on long-term debt outstanding as of December 31, 2010 during the years ending 2011 through 2015 and for 2016 and thereafter are $51,187, $1,400, $1,198, $869, $199,132 and $0, respectively.

(9) Pension and Postretirement Benefits other than Pensions:

        The Company has defined benefit pension plans covering a significant number of its employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company also provides health benefits for certain retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and service requirements. The measurements for the pension and health benefits plans were performed at December 31.

III-41

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

Pension Benefits

        Pension expense for 2010, 2009, and 2008 for these defined benefit plans consists of the following components:

	December 31,
	2010	2009	2008
Service cost	$3,807	$4,021	$4,371
Interest cost	13,291	13,573	13,635
Expected return on plan assets	(11,643)	(11,144)	(12,202)
Amortization of prior service cost	(354)	(231)	(318)
Amortization of net loss	3,878	2,886	1,871
Settlement	1,541	—	—
Correction of error	(2,909)	—	—

Net periodic pension expense	7,611	9,105	7,357

Adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	4,865	(2,655)	38,735
Amortization of actuarial losses	(3,878)	(2,886)	(1,871)
Amortization of prior service (cost) credit	354	231	318
Settlement / curtailment / plan amendment	(1,541)	(2,427)	100
Correction of error	2,909	—	—

Total (gain) loss recognized in other comprehensive (income) loss	2,709	(7,737)	37,282

Total recognized in comprehensive (income) loss	$10,320	$1,368	$44,639

        In 2010 a former executive of the Company received a lump sum distribution which resulted in settlement expense of $1,541.

        In 2010 the Company changed its method of recognizing pension expense for its U.S. defined benefit pension plans. Previously a market related value of plan assets which reflected the changes in fair value of plan assets over a five year period was used to calculate the expected return on plan assets, a component of net periodic pension expense. In 2010 a change was made to use the fair value of plan assets to calculate the expected return on plan assets, which is consistent with how the non-U.S. plans recognize pension expense. As a result of this change $2,909 of income was recognized in 2010.

        The Company expects to incur income of $199 related to the amortization of prior service costs and expense of $3,699 for amortization of net loss in 2011.

III-42

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

        The weighted average assumptions used to determine net periodic pension expense are as follows:

	December 31,
	2010	2009	2008
Discount rate	5.8%	6.2%	6.2%
Rate of compensation increase	3.5%	1.5%	3.7%
Expected long-term rate of return on plan assets	7.2%	7.3%	7.3%

        The discount rate reflects the current rate at which the associated liabilities could be effectively settled. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. The rate of compensation increase assumption reflects the Company's long-term actual experience, the near-term outlook and assumed inflation. The expected long-term rate of return on plan assets reflects asset allocations, investment strategy, and the views of investment managers and other large pension plan sponsors.

III-43

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

        The following table sets forth the plans' funded status as of the respective balance sheet dates:

	December 31,
	2010	2009
Reconciliation of benefit obligation:
Benefit obligation at January 1	$(238,281)	$(220,473)
Service cost	(3,807)	(4,021)
Interest cost	(13,291)	(13,573)
Plan participant contributions	(887)	(1,068)
Plan curtailment(1)	—	2,427
Actuarial loss	(11,214)	(9,554)
Benefit payments	13,695	13,648
Effect of exchange rate changes	6,405	(5,667)

Benefit obligation at December 31	(247,380)	(238,281)

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	164,360	135,550
Actual return on plan assets	17,992	23,353
Employer contributions	14,923	10,415
Effect of exchange rate changes	(3,745)	5,019
Plan participant contributions	887	1,068
Benefit payments	(11,636)	(11,045)

Fair value of plan assets at December 31	182,781	164,360

Funded status at December 31	(64,599)	(73,921)

Net amount recognized	$(64,599)	$(73,921)

(1)
Reduced benefit obligation due to plan curtailment is related to the significant reduction in plan participants in the U.S. plan.

        The weighted average assumptions used to determine the benefit obligation are as follows:

	December 31,
	2010	2009
Discount rate	5.3%	5.8%
Rate of compensation increase	3.5%	3.5%

III-44

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

        Amounts recognized in the consolidated balance sheets as of:

	December 31,
	2010	2009
Long-term pension asset	$5,539	$371
Current pension liability	(55)	(1,892)
Long-term pension liability	(70,083)	(72,400)

Net amount recognized	$(64,599)	$(73,921)

        The total accumulated benefit obligation for all pension plans at December 31, 2010 and 2009 was $231,903 and $224,764, respectively.

        The aggregate projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with projected and accumulated benefit obligations in excess of plan assets as of December 31, 2010 and 2009 were as follows:

	Projected and Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets
	U.S. Plans		Non-U.S. Plans
	December 31,		December 31,
	2010	2009	2010	2009
Projected benefit obligation	$148,460	$133,780	$51,797	$54,199
Accumulated benefit obligation	139,504	124,967	48,063	52,475
Fair value of plan assets	106,792	90,988	23,325	22,702

        Amounts recorded in accumulated other comprehensive income as of:

	December 31,
	2010	2009
Actuarial loss	$66,163	$65,002
Prior service cost	(2,740)	(3,391)

	$63,423	$61,611

        These amounts have not yet been recognized as components of net periodic pension expense.

  Plan Assets

        The target asset allocation for the U.S. pension assets, on average, is 60% in equity securities and 40% in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 8.5% measured over a planning horizon of twenty years with reasonable and acceptable levels of risk. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 11.0% and fixed income securities produce an average annual yield of 6.0%.

III-45

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

        The target asset allocation for the U.K. pension assets, on average, is 44% in equity securities, 55% in fixed income securities, and 1% in cash. This allocation is expected to earn an average annual rate of return of approximately 5.8%.

        The target asset allocation for the German pension assets is 10% in equity securities and 90% in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 4.5% measured over a long-term planning horizon. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 7 to 8% and fixed income securities produce an average annual yield of 2.5 to 3%.

        The weighted average asset allocations by asset category for the pension plans at December 31 are as follows:

	U.S. Plans		U.K. Plans		German Plans
	2010	2009	2010	2009	2010	2009
Equity securities	65%	66%	44%	42%	14%	14%
Fixed income securities	34	33	55	50	81	81
Other	1	1	1	8	5	5

Total	100%	100%	100%	100%	100%	100%

        The following table presents the Company's plan assets using the fair value hierarchy as of December 31, 2010. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	Level 1	Level 2	Level 3	Total
Fixed income securities
Corporate bonds	$—	$15,515	$—	$15,515
International index-linked government securities	31,581	—	—	31,581
Fixed income funds	—	36,335	—	36,335
Cash equivalents and short-term investments	1,752	—	—	1,752
Equity securities
Common and preferred stock	2,413	—	—	2,413
Common/collective/pooled funds	737	45,718	—	46,455
Derivatives	39	—	—	39
International equity	48,348	—	—	48,348

Total	$84,870	$97,568	$—	$182,438

Receivables				366
Payables				(23)

Total plan assets				$182,781

III-46

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

        Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

        Cash equivalents and short-term investments are primarily held in registered money market funds which are valued using a market approach based on the quoted market prices of identical instruments.

        Common and preferred stock equity securities and international equity securities are valued using a market approach based on quoted market prices. Common/collective/pooled funds are common or collective trusts valued at their net asset values that are calculated by the investment manager or fund sponsor based on the quoted market prices of the underlying investments.

Postretirement Benefits

        The Company has contributory health benefit plans covering certain groups of U.S. employees. Contributions are reviewed annually and are adjusted as appropriate. U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, and retiring after age 65 with ten years of service, will be eligible at age 65 for a Medicare reimbursement allowance based on years of service.

        These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which the Company contributes funds during the individuals' employment periods.

        The components of the postretirement benefit expense of the Company-sponsored health benefit plans for 2010, 2009, and 2008, were as follows:

	2010	2009	2008
Service cost	$172	$211	$225
Interest cost	2,865	2,597	2,634
Amortization of prior service cost	(128)	—	—
Amortization of net loss	1,676	921	1,030

Postretirement benefit expense	4,585	3,729	3,889

Adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	9,582	6,296	2,495
Amortization of actuarial losses	(1,676)	(921)	(1,030)
Amortization of prior service (cost) credit	128	—	—
Settlement / curtailment / plan amendment	—	(2,860)	—

Total (gain) loss recognized in other comprehensive (income) loss	8,034	2,515	1,465

Total recognized in comprehensive (income) loss	$12,619	$6,244	$5,354

III-47

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

        The Company expects to incur income of $128 for amortization of prior service costs and expense of $1,983 for amortization of net loss in 2011.

        The funded status of the Company-sponsored health benefit plans was as follows:

	December 31,
	2010	2009
Reconciliation of benefit obligation:
Benefit obligation at January 1	$(43,875)	$(41,060)
Service cost	(172)	(211)
Interest cost	(2,865)	(2,597)
Plan participant contributions	(484)	(495)
Plan amendment	—	2,081
Plan curtailment	—	779
Actuarial loss	(9,582)	(6,296)
Benefit payments	4,143	4,011
Health care subsidy receipts	(124)	(87)

Benefit obligation at December 31	(52,959)	(43,875)

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	3,535	3,429
Plan participant contributions	484	495
Health care subsidy receipts	124	87
Benefit payments	(4,143)	(4,011)

Fair value of plan assets at December 31	—	—

Benefit obligation	(52,959)	(43,875)
Less current portion	3,682	2,828

Postretirement benefit obligation, long-term	$(49,277)	$(41,047)

        Amounts recognized in accumulated other comprehensive income as of:

	December 31,
	2010	2009
Actuarial loss	$32,336	$24,430
Prior service credit	(1,953)	(2,081)

	$30,383	$22,349

        The assumed weighted average rate of increase in the per capita cost of covered health benefits used to determine the accumulated postretirement benefit obligation at December 31, 2010 was assumed to be a 7.8% increase from 2010 to 2011, gradually decreasing to 4.5% through 2027 and for all future years. The

III-48

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(9) Pension and Postretirement Benefits other than Pensions: (Continued)

benefit obligation at December 31, 2009 and the 2010 cost assumed an 8.0% increase from 2009 to 2010, gradually decreasing to 4.5% through 2027 and all future years.

        A one percent increase in the assumed health care trend rates would have increased the accumulated postretirement benefit obligation at December 31, 2010, by $4,987, and increased postretirement benefit expense for 2010 by $264. A one percent decrease in the assumed health care trend rates would have decreased the accumulated postretirement benefit obligation at December 31, 2010, by $4,265, and decreased postretirement benefit expense for 2010 by $228.

        The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 5.25%, 6.0%, and 6.25% for 2010, 2009, and 2008, respectively.

        The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pensions	Health Care	Health Care Subsidy Receipts
2011	$10,555	$3,826	$143
2012	11,042	3,971	158
2013	11,525	3,996	177
2014	11,960	4,130	192
2015	12,869	4,204	204
2016-2020	74,046	20,505	1,217

        The Company plans to contribute approximately $16,800 to the Company pension and health benefit plans in 2011.

        The Company also maintains two defined contribution plans, the Sauer-Danfoss Employees' Savings Plan and the Sauer-Danfoss LaSalle Factory Employee Savings Plan, for eligible employees. Company contributions include both base and matching amounts. The Company contributed approximately $2,200, $2,400, and $3,100 to these plans in 2010, 2009 and 2008, respectively.

(10) Income Taxes:

        The Company's income (loss) before income taxes is as follows:

	Years Ended December 31,
	2010	2009	2008
United States	$50,472	$(97,054)	$15,387
European and other	144,613	(174,181)	(12,657)

Total	$195,085	$(271,235)	$2,730

III-49

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(10) Income Taxes: (Continued)

        The Company's primary German operation is treated as a flow-through entity for U.S. tax purposes. The above analysis of pretax income (loss) and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

        The benefit (expense) for income taxes by taxing jurisdiction is as follows:

	Years Ended December 31,
	2010	2009	2008
Current
United States
Federal	$225	$225	$(1,575)
State	(332)	254	(1,487)
European and other	(24,608)	(9,779)	(30,012)

Total current	(24,715)	(9,300)	(33,074)

Deferred
United States
Federal	73,628	(50,659)	(3,454)
State	6,020	(4,960)	(102)
European and other	(3,750)	3,900	22,570

Total deferred	75,898	(51,719)	19,014

Total income tax benefit (expense)	$51,183	$(61,019)	$(14,060)

        A reconciliation of tax benefit (expense) calculated using the U.S. statutory tax rate of 35% and recorded income tax expense based on the Company's income before income taxes is as follows:

	Years Ended December 31,
	2010	2009	2008
Tax benefit (expense) based on U.S. statutory tax rate	$(68,280)	$94,932	$(956)
Statutory tax rate change	—	—	93
Foreign taxes (rate and other differences)—net	15,017	(14,652)	(5,890)
State income taxes—net of federal benefit	3,697	(3,059)	(1,033)
Tax effect of minority interest	5,968	3,242	3,869
Changes in tax reserves and allowances—net	99,166	(123,305)	(3,051)
Non-deductible expenses/Non-taxable income—net	(1,805)	(1,884)	(971)
U.S. & foreign goodwill impairment	—	(17,163)	(6,281)
Other	(2,580)	870	160

Total income tax benefit (expense)	$51,183	$(61,019)	$(14,060)

III-50

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(10) Income Taxes: (Continued)

        The components of the Company's net deferred tax assets and liabilities, determined on a jurisdictional and entity basis, are attributable to the following:

	December 31,
	2010		2009
	Assets	Liabilities	Assets	Liabilities
Net operating loss (NOL) and tax credit carryforwards	$56,670	$—	$77,565	$—
Deferred compensation, postretirement medical and accrued pension benefits	48,465	(4,292)	39,288	—
Fixed asset basis differences	15,899	(9,682)	22,440	(12,998)
Inventory and warranty accruals	10,248	(1,407)	13,660	(1,574)
Intangible asset fair market value step-up	4,481	(8,791)	6,394	(9,421)
Other items	18,422	(8,196)	29,498	(10,964)

Gross deferred tax assets/liabilities	154,185	(32,368)	188,845	(34,957)
Valuation allowance	(28,935)	—	(130,475)	—

Net deferred tax assets/liabilities	125,250	(32,368)	58,370	(34,957)
Less current portion	(17,241)	3,717	(3,912)	1,249

Net deferred tax assets/liabilities, long-term	$108,009	$(28,651)	$54,458	$(33,708)

        The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during (i) the years in which temporary differences reverse and (ii) the years prior to the expiration of NOL and credit carryforwards. Management considers projected future taxable income and tax planning strategies in making this assessment.

        In 2010 the Company determined that the valuation allowances on most of the net deferred tax assets in the U.S. that were established in 2009 were no longer necessary. Future taxable income projections support the realization of the U.S. deferred tax assets. The reversal of the U.S. valuation allowance accounts for a majority of the decrease in valuation allowances of approximately $102,000. Valuation allowances related to net deferred tax assets in Denmark and Italy comprise the majority of the valuation allowance at December 31, 2010.

        As of December 31, 2010 and 2009, the Company had not provided U.S. federal income taxes on $148,477 and $126,686, respectively, of undistributed earnings recorded by certain subsidiaries outside the U.S. since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to reduce U.S. tax liability if these foreign earnings were remitted.

        The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006. During 2010, the Internal Revenue Service notified the Company of their intent to audit the Company's 2009 federal income tax return. The audit will commence during the first quarter of 2011.

III-51

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(10) Income Taxes: (Continued)

        A reconciliation of the beginning and ending gross unrecognized tax benefits (UTB) is as follows:

Amount
Gross UTB balance at January 1, 2010	$1,769
Additions based on tax positions related to the current year	614
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Foreign currency adjustments	(81)
Reductions due to lapse of applicable statute of limitations	—

Gross UTB balance at December 31, 2010	$2,302

Net UTB impacting the effective tax rate at December 31, 2010	$281

        The total amount of UTB that, if recognized, would affect the effective tax rate as of December 31, 2010 and 2009 were $281 and $144, respectively. The total amount of UTB is not expected to significantly increase or decrease within the next twelve months. The net UTBs are included as components of deferred income tax assets and other liabilities in the consolidated balance sheets.

        The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expense. Interest and penalties of $337 and $288 have been accrued as of December 31, 2010 and 2009, respectively. Interest and penalty expense of $61 and $90 were recognized for years ending December 31, 2010 and 2009, respectively.

        The Company had the following tax return loss carryforwards available to offset future years' taxable income at December 31, 2010:

	Amount	Expiration Dates
German NOL—National	$1,336	None
German NOL—Trade	4,111	None
U.S. NOL	36,212	2011-2029
U.K. NOL	10,333	None
Denmark NOL	55,646	None
Italy NOL	8,680	2014
Brazil NOL	9,833	None
China NOL	4,806	2012-2014
Other non-U.S. NOL	2,816	Various
State NOL	32,469	2011-2029
Foreign tax credits (available to offset U.S. taxes)	14,892	2019-2020
State tax credits	533	2011-2019

III-52

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(11) Accumulated Other Comprehensive Income:

        The changes in accumulated other comprehensive income for the years ended December 31, 2008, 2009, and 2010 follows:

	Currency Translation	Pension/ Postretirement Benefit Adjustment	Hedging Activities	Accumulated Other Comprehensive Income
Balance as of January 1, 2008	$118,067	$(39,094)	$2,712	$81,685
Change in period	(23,295)	(38,747)	(9,185)	(71,227)
Effect of exchange rate changes	—	1,872	(85)	1,787
Income tax benefit	(1,094)	14,435	2,409	15,750

Balance as of December 31, 2008	93,678	(61,534)	(4,149)	27,995
Change in period	16,676	5,222	6,174	28,072
Effect of exchange rate changes	—	(1,042)	(44)	(1,086)
Income tax benefit (expense)	8	2,206	(1,773)	441

Balance as of December 31, 2009	110,362	(55,148)	208	55,422
Change in period	(6,670)	(10,743)	(1,140)	(18,553)
Effect of exchange rate changes	—	985	70	1,055
Income tax benefit (expense)	(366)	(6,968)	210	(7,124)

Balance as of December 31, 2010	$103,326	$(71,874)	$(652)	$30,800

(12) Noncontrolling Interests:

        Noncontrolling interests in net assets and income reflected in the accompanying consolidated financial statements for 2010, 2009, and 2008 consists of:

  a)
  A 40% noncontrolling interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership.

  b)
  A 40% noncontrolling interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Co., Ltd., a Chinese equity business venture.

  c)
  A 35% noncontrolling interest held by Daikin Industries Ltd. in Sauer-Danfoss-Daikin, Ltd., a Japanese corporation.

  d)
  A 49.9% noncontrolling interest held by Topcon Positioning Systems in TSD Integrated Controls LLC, a U.S. limited partnership.

  e)
  A 55% noncontrolling interest held by Daikin Industries Ltd. in Daikin-Sauer-Danfoss Manufacturing, Ltd., a Japanese corporation.

III-53

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(12) Noncontrolling Interests: (Continued)

        The following table sets forth the components of noncontrolling interest in the consolidated balance sheets:

	December 31,
	2010	2009
Hydro-Gear Limited Partnership	$24,742	$28,187
Sauer Shanghai Hydraulic Transmission Co., Ltd.	22,978	13,699
Sauer-Danfoss-Daikin, Ltd.	15,204	11,543
TSD Integrated Controls LLC(1)	(648)	(864)
Daikin-Sauer-Danfoss Manufacturing, Ltd.	12,734	10,095

Total	$75,010	$62,660

(1)
In connection with the wind-down of the TSD joint venture discussed in Note 2 the noncontrolling interest partner has received distribution of assets in excess of their interest in the joint venture. There will be a settlement between the joint venture partners at the end of the wind-down period.

        The Hydro-Gear Limited Partnership agreement indicates a termination date of December 31, 2035. This entity is consolidated in the Company's financial statements. The agreement indicates that if the partnership were to terminate the partnership would be liquidated and the resulting proceeds would be distributed in accordance with each partner's ownership percentage.

(13) Equity-Based Compensation:

        The Company's 2006 Omnibus Incentive Plan (2006 Incentive Plan) provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares, and other incentive awards to officers and key employees and qualifies certain awards for the performance-based exception to obtain favorable tax treatment. The total number of shares of common stock that may be subject to awards or be issued under the 2006 Incentive Plan shall not exceed 3,500,000 shares. The settlement of performance units is in shares of Company stock or cash as determined by the Compensation Committee of the Board of Directors. The performance units entitle the participants to receive an amount equal to the Company's dividends during the vesting period.

        All grants to employees in 2010 under the 2006 Incentive Plan were cash-based awards. There were no grants to employees under the 2006 Incentive Plan in 2009. In 2008 the Compensation Committee granted 328,053 performance units under the 2006 Incentive Plan, 307,945 of which were to be settled 100 percent in Company stock with shares withheld having a value to meet the minimum statutory withholding requirements and 20,108 performance units granted to certain individuals that were to be settled in cash. In 2007 the Compensation Committee granted 273,101 performance units under the 2006 Incentive Plan, 213,553 of which were to be settled 100 percent in Company stock with shares withheld having a value to meet the minimum statutory withholding requirements and 59,548 performance units granted to certain individuals that were to be settled in cash. The units to be settled in cash are accounted for as liability units, with the remainder of the units accounted for as equity units.

III-54

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(13) Equity-Based Compensation: (Continued)

        The following chart summarizes performance unit activity under the Plan for the year ended December 31, 2010:

Equity Units	Number	Weighted Average Grant Date Fair Value	Weighted Average Vesting Period in Years
Units oustanding at January 1	339,998	$23.90	3.0
Units vested	(138,541)	31.18	3.0
Units forfeited	(35,390)	18.89	3.0

Units outstanding at December 31	166,067	18.89	3.0

        The Compensation Committee sets performance goals for each performance unit grant and depending on the extent to which these goals are met will determine the number of performance units that will be paid out to the participants. Based on performance results for 2008 through 2010 the performance units granted in 2008 will not receive a payout as the minimum performance threshold was not met.

        Compensation expense is recognized over the vesting period of three years, measured based on the market price of the Company's stock at the date of grant with an offsetting increase in additional paid-in capital. The expense related to the grants that will be settled in cash is based on the market price of the Company's stock as of the balance sheet date. In accordance with the terms of the performance unit grants of the previous President and CEO of the Company, who retired on January 1, 2009, the grants related to performance periods after he left the company would be paid at 100% of the performance target and therefore the expense for his 2007 and 2008 grants were fully expensed in 2008, rather than over the three year performance period.

        In 2007 the Compensation Committee awarded 10,000 shares of restricted stock under the 2006 Incentive Plan. Vesting of 5,000 of the shares occurred in both 2009 and 2008. The restricted stock awards entitle the participants to full dividend and voting rights. The value of the award was established based on the market value of the stock as of the grant date.

        Compensation income or expense recognized in selling, general, and administrative expenses in conjunction with the performance units and restricted stock outstanding was expense of $18 in 2009 and income of $2,260 in 2008. The income recognized in 2008 was due to reducing the accrual related to the performance units to be settled in cash and the accrual related to the 2007 performance unit grant due to the decrease in financial performance during 2008. The tax expense recognized related to the 2008 income was $814 and tax benefits recognized related to expense was $6 in 2009. The Company did not recognize any additional compensation expense related to the outstanding performance units and restricted stock under this plan in 2010.

        The 2006 Incentive Plan also allows for grants of equity based shares to directors of the Company. The Company awarded 13,500 shares of restricted stock in 2010 and 2009 and 15,000 shares of restricted stock in 2008 to non-employee directors. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. In 2009, 3,000 shares of restricted stock were forfeited prior to being vested. The value of each award was established based on the market value of the stock as of the grant date. Expense is

III-55

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(13) Equity-Based Compensation: (Continued)

computed based on the market value of the restricted shares at the grant date, which is amortized ratably over the three year vesting period of the grants. In 2010, related to the cash tender offer initiated by Danfoss Acquisition to acquire the outstanding shares of stock, the board of directors removed the transfer restrictions on the restricted stock granted in 2007, 2008, and 2009. Expense recognized in conjunction with the restricted stock outstanding to non-employee directors in 2010, 2009, and 2008 amounted to $326, $235, and $448, respectively.

(14) Related Person Transactions:

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss A/S for 2010, 2009, and 2008 was approximately $36,000, $43,800, and $87,100, respectively. At December 31, 2010 and 2009 approximately $9,600 and $10,000 owed to Danfoss A/S is included in accounts payable on the consolidated balance sheet. Payments required under these agreements as of December 31, 2010, during the years ending 2011 through 2015 and 2016 and thereafter, are $8,178, $8,081, $7,843, $7,843, $2,614, and $34,561, respectively. The Company also sold products to Danfoss A/S totaling approximately $6,500, $3,200, and $6,800 during 2010, 2009, and 2008, respectively. At December 31, 2010 and 2009 approximately $1,600 and $800 due from Danfoss A/S is included in accounts receivable on the consolidated balance sheet.

        The subsidiaries in Denmark file a joint tax return with Danfoss A/S as required under the laws of Denmark. The Company has elected to provide for taxes on a separate entity basis for U.S. GAAP. The difference in the amount of cash paid or received under these two methods is reported as a capital contribution or a dividend distribution in the consolidated statements of stockholders' equity and comprehensive income (loss). In 2010 the Company received approximately $14,900 from Danfoss A/S related to the usage of the Company's net operating loss (NOL) carryforwards generated in Denmark on the joint tax return for 2009. The Company paid approximately $1,800 to Danfoss A/S in 2010 as the Company is generating taxable income in Denmark in 2010.

        The Company can borrow up to $500,000 under a term loan and revolving credit facility with Danfoss A/S. Refer to Note 8 for additional discussion of the Danfoss Agreement which was entered into in September 2010.

        In 2008 the Company entered an Agreement for Transfer of Business and Sale of Inventory (Agreement) with Danfoss LLC, a subsidiary of Danfoss A/S. The Agreement replaced a Distribution and Service Agreement which had been in place with Danfoss A/S under which Sauer-Danfoss product had been sold in the Commonwealth of Independent States. The Company purchased primarily customer relationships and inventory in this transaction for approximately $1,200.

        The Company purchases inventory components from Shanghai Hydraulics and Pneumatics, a noncontrolling interest owner in an entity included in the Company's consolidated financial statements. Purchases were approximately $6,300, $4,000, and, $5,600 in 2010, 2009, and 2008, respectively.

III-56

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(14) Related Person Transactions: (Continued)

        The Company purchases inventory components from Agri-Fab, Inc., a noncontrolling interest owner in an entity included in the Company's consolidated financial statements. Purchases were approximately $1,000 in each year for 2010, 2009, and 2008. The Company also began to loan excess cash to Agri-Fab, Inc. in 2009. The balance outstanding from Agri-Fab, Inc. at December 31, 2010 and 2009 was $0 and $4,500, respectively. The Company recorded interest income of approximately $300 in both 2010 and 2009.

        The Company sold product totaling approximately $4,300, $2,300 and $4,100 in 2010, 2009 and 2008, respectively, to Daikin Industries Ltd. (Daikin), a noncontrolling interest owner in an entity consolidated by the Company. The Company also purchases inventory components and ongoing operational services from Daikin. These services include shared facilities and administrative support. Total expense recognized for goods and services purchased from Daikin in 2010, 2009, and 2008 were approximately $6,200, $5,200 and $6,500, respectively. In 2010 the Company entered an Agreement with Daikin to loan excess cash or borrow funds as needed. At December 31, 2010 the balance outstanding was $986.

        The Company began to purchase product from Topcon Positioning Systems, Inc., a noncontrolling interest owner in an entity included in the Company's consolidated financial statements, in 2009 as a result of the termination of the joint venture agreement discussed in Note 2. Purchases were approximately $1,900 and $300 in 2010 and 2009, respectively.

        The Company had sales to Faun Umwelttechnik GmbH & Co., a company owned by a director of the Company, of approximately $1,700, $2,000 and $1,000 in 2010, 2009 and 2008, respectively.

(15) Commitments, Contingencies, and Guarantees:

        The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2010, 2009, and 2008 was $29,395, $23,910, and $26,254, respectively. Rent is expensed on a straight-line basis over the term of the leases.

        Minimum future rental commitments under all noncancelable operating leases as of December 31, 2010, during the years ending 2011 through 2015 and for 2016 and thereafter, are $15,747, $12,819, $10,769, $8,865, $7,442, and $30,263, respectively.

        The Company also leases certain facilities and equipment under capital leases. The liability related to these capital leases is included in current other accrued liabilities and other long-term liabilities on the consolidated balance sheets. Minimum future lease payments under all noncancelable capital leases as of December 31, 2010, during the years ending 2011 through 2015 and for 2016 and thereafter, are $610, $275, $36, $5, $0, and $0, respectively.

III-57

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(15) Commitments, Contingencies, and Guarantees: (Continued)

        The Company was named as a defendant in four putative stockholder class action complaints (collectively, the Lawsuits) challenging the proposal by Danfoss Acquisition Inc., a wholly owned subsidiary of Danfoss A/S, to make a tender offer to purchase all the outstanding shares of Company common stock not presently held, directly or indirectly, by Danfoss A/S. When the proposed tender offer was not consummated, the Lawsuits were dismissed as moot. The only remaining issue is resolution of the application by certain plaintiffs in the Delaware Chancery Court for attorney's fees and expenses in the amount of $790. The Company is vigorously opposing the plaintiff's application and a ruling by the Court is expected in 2011. It is not possible at this time to predict the amount, if any, of legal fees and expenses that might be awarded.

        The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company's policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

III-58

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(16) Quarterly Financial Data (Unaudited):

        Summarized quarterly data is set forth in the following table:

	First	Second	Third	Fourth	Total
2010
Net sales	$386,770	$432,226	$392,649	$428,938	$1,640,583
Gross profit	112,506	132,077	118,984	134,561	498,128
Net income attributable to Sauer-Danfoss Inc.	20,724	34,555	32,100	126,020	213,399
Basic net income per common share(1)	$0.43	$0.71	$0.66	$2.60	$4.41
Diluted net income per common share	$0.43	$0.71	$0.66	$2.60	$4.40
2009
Net sales	$349,695	$277,411	$253,074	$278,851	$1,159,031
Gross profit	58,018	30,803	14,954	24,178	127,953
Net loss attributable to Sauer-Danfoss Inc.	(78,406)	(121,826)	(70,801)	(74,733)	(345,766)
Basic net income (loss) per common share	$(1.62)	$(2.52)	$(1.46)	$(1.55)	$(7.15)
Diluted net income (loss) per common share	$(1.62)	$(2.52)	$(1.46)	$(1.55)	$(7.15)
2008
Net sales	$617,399	$611,538	$490,188	$371,388	$2,090,513
Gross profit	147,725	138,006	111,866	38,013	435,610
Net income (loss) attributable to Sauer-Danfoss Inc.	27,863	22,706	10,901	(90,611)	(29,141)
Basic net income (loss) per common share	$0.58	$0.47	$0.23	$(1.88)	$(0.60)
Diluted net income (loss) per common share(1)	$0.57	$0.47	$0.22	$(1.88)	$(0.60)

(1)
Basic and diluted net income (loss) per common share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly basic and diluted net income (loss) per common share may not agree to the annual total.

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Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(17) Segment and Geographic Information:

        Beginning in 2010, the Company changed the way segments are reported to reflect the changes in its organizational structure around its various product lines of Propel, Work Function, Controls and Stand-Alone Businesses. To permit comparisons to at least one prior year, the Company has compiled information for 2009 on the same basis as that used in 2010. It was not practicable to compile information for 2008 on the same basis.

        The Company's reportable segments are organized around its various product lines of Propel, Work Function, Controls and Stand-Alone Businesses. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle. Stand-Alone Businesses, an aggregation of two operating segments, includes open circuit gear pumps and motors, cartridge valves and hydraulic integrated circuits, directional control valves, inverters, and light duty hydrostatic transmissions that transmit, control and direct the power of a vehicle and are marketed under their own names and operate as independent businesses. Segment costs in Global Services relate to internal global service departments and include costs such as consulting for special projects, tax and accounting fees paid to outside third parties, certain insurance premiums, and amortization of intangible assets from certain business combinations.

III-60

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment's portion of the total Company's net income, excluding net interest expense, income taxes, and noncontrolling interest. The following table presents the significant items by reportable segment as of and for the years ended December 31, 2010, and 2009, respectively:

	Propel	Work Function	Controls	Stand- Alone Businesses	Global Services	Total
2010
Net sales	$717,193	$320,716	$243,163	$359,511	$—	$1,640,583
Segment income (loss)	165,047	28,674	49,113	35,796	(31,678)	246,952
Interest income						1,455
Interest expense						(50,901)
Loss on early retirement of debt						(2,421)
Income before income taxes						195,085
Total assets	380,574	198,560	119,415	169,230	260,425	1,128,204
Depreciation and amortization	35,957	22,640	14,794	21,814	2,131	97,336
Capital expenditures	10,408	4,355	4,279	5,771	1,405	26,218
2009
Net sales	$463,590	$233,843	$185,503	$276,095	$—	$1,159,031
Segment loss	(23,317)	(69,506)	(23,779)	(66,461)	(23,938)	(207,001)
Interest income						1,775
Interest expense						(50,171)
Loss on early retirement of debt						(15,838)
Loss before income taxes						(271,235)
Total assets	341,532	220,064	128,743	155,855	222,123	1,068,317
Depreciation and amortization	45,984	24,251	17,891	26,399	2,605	117,130
Capital expenditures	15,148	13,658	8,090	5,500	576	42,972

III-61

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

        The following table presents comparative information for the three years ended December 31, 2010, in the format of the Company's prior segment reporting. This is being included because the Company does not have comparable information for its new segmentation for the year ended December 31, 2008.

	Propel	Work Function	Controls	Global Services	Total
2010
Net sales	$906,557	$374,145	$359,881	$—	$1,640,583
Segment income (loss)	205,816	27,098	45,716	(31,678)	246,952
Interest income					1,455
Interest expense					(50,901)
Loss on early retirement of debt					(2,421)
Income before income taxes					195,085
Total assets	461,260	223,441	183,078	260,425	1,128,204
Depreciation and amortization	46,957	27,315	20,933	2,131	97,336
Capital expenditures	15,345	4,712	4,756	1,405	26,218
2009
Net sales	$613,433	$274,654	$270,944	$—	$1,159,031
Segment loss	(24)	(81,932)	(101,107)	(23,938)	(207,001)
Interest income					1,775
Interest expense					(50,171)
Loss on early retirement of debt					(15,838)
Loss before income taxes					(271,235)
Total assets	404,990	243,947	197,257	222,123	1,068,317
Depreciation and amortization	57,584	31,740	25,201	2,605	117,130
Capital expenditures	19,336	14,390	8,670	576	42,972
2008
Net sales	$1,016,609	$561,416	$512,488	$—	$2,090,513
Segment income (loss)	156,805	(65,699)	(21,386)	(42,362)	27,358
Interest income					1,026
Interest expense					(25,654)
Income before income taxes					2,730
Total assets	541,489	330,628	272,186	323,373	1,467,676
Depreciation and amortization	48,111	38,411	23,485	2,955	112,962
Capital expenditures	98,982	54,312	36,714	8,626	198,634

III-62

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2010, 2009, and 2008

(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

        A summary of the Company's net sales and long-lived assets by geographic area is presented below:

	Net Sales(1)			Long-Lived Assets(2)
	2010	2009	2008	2010	2009
United States	$612,787	$424,680	$740,506	$110,738	$138,416
China	192,483	102,715	95,804	10,042	9,090
Germany	144,657	120,084	229,101	57,089	71,354
Italy	81,537	64,021	145,666	12,072	16,316
Denmark(3)	20,693	16,405	36,146	109,500	144,282
Other countries	588,426	431,126	843,290	173,660	196,516

Total	$1,640,583	$1,159,031	$2,090,513	$473,101	$575,974

(1)
Net sales are attributed to countries based on location of customer.

(2)
Long-lived assets include property, plant and equipment net of accumulated depreciation, goodwill, intangible assets net of accumulated amortization, and certain other long-lived assets.

(3)
Majority of this country's sales are shipped outside of the home country where the product is produced.

        No single customer accounted for 10% or more of total consolidated net sales in any year presented.

(18) Subsequent Events:

        The Company has evaluated subsequent events through March 3, 2011, the date the financial statements were issued, to ensure that the Form 10-K includes appropriate disclosure of events recognized in the consolidated financial statements as of December 31, 2010, and events that occurred subsequent to December 31, 2010 but were not recognized in the consolidated financial statements.

III-63

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sauer-Danfoss Inc.:

        We have audited the accompanying consolidated balance sheets of Sauer-Danfoss Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion,

III-64

the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Des Moines, Iowa
March 3, 2011

III-65

Report of Management

Management Oversight

        Sauer-Danfoss believes that good corporate governance promotes ethical business practices, demands meticulous accounting policies and procedures, and includes a structure with effective checks and balances. The management of Sauer-Danfoss is responsible for the integrity and objectivity of the financial information presented in this annual report on Form 10-K. Sauer-Danfoss believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States applying certain estimates and judgments as required.

        Our management is responsible for establishing and maintaining a system of internal controls over financial reporting. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit function that coordinates its activities with the Company's independent auditors.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Independent Oversight

        All of our directors are skilled business leaders. The members of the Board and each committee have express authority to retain outside advisors. The Board and each committee perform annual self-evaluations in order to assess their performance and to ensure that the Board and committee structure is providing effective oversight of corporate management.

        Our Audit Committee is composed entirely of independent outside directors. The Committee meets periodically with management, the internal auditors, and the independent auditors, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting. The Audit Committee has the direct responsibility for the appointment of the independent registered public accounting firm to be retained for the coming year, subject to stockholder approval.

Disclosure Controls

        We have established rigorous procedures to ensure that we provide complete and accurate disclosure in our publicly filed documents. Our Disclosure Committee, made up of key individuals from various corporate functions, meets at least quarterly to review public filings and earnings releases, and to discuss any potential disclosure issues that may arise. We have established a "whistle-blower" hotline for employees, customers, suppliers or any stakeholder anywhere in the world to anonymously submit any concern they may have regarding corporate controls or ethical breaches. All complaints are investigated, and where necessary, concerns involving our financial statements, public disclosures or management are directed to our Audit Committee.

Code of Legal and Ethical Business Conduct

        The Sauer-Danfoss Code of Legal and Ethical Business Conduct is based not just solely on what we have a right to do, but even more importantly, on what is the right thing to do. Annually, we reiterate the vital importance of our Code of Legal and Ethical Business Conduct by requiring employees in key functional areas to certify their compliance with the standards of the Code.

SVEN RUDER President and Chief Executive Officer	JESPER V. CHRISTENSEN Executive Vice President and Chief Financial Officer

III-66

SELECTED FINANCIAL DATA

	2010	2009	2008	2007	2006
	(in millions except per share)
Operating Data:
Net sales	$1,640.6	$1,159.0	$2,090.5	$1,972.5	$1,739.1
Gross profit	498.1	128.0	435.6	427.7	396.8
Selling, general and administrative	195.5	209.7	258.5	233.8	215.6
Research and development	51.6	61.4	82.9	70.6	61.9
Impairment charges	—	50.8	58.2	—	1.5
Loss on sale of businesses and asset disposals	7.6	16.4	9.6	9.4	1.7
Total operating expenses	254.7	338.3	409.2	313.8	280.7
Total interest expense, net	49.4	48.4	24.6	22.7	17.8
Net income (loss) attributable to Sauer-Danfoss Inc.	213.4	(345.8)	(29.1)	47.2	54.0
Per Share Data:
Income (loss) per common share, basic	$4.41	$(7.15)	$(0.60)	$0.98	$1.13
Income (loss) per common share, diluted	$4.40	$(7.15)	$(0.60)	$0.98	$1.12
Cash dividends declared per share	$—	$—	$0.72	$0.72	$0.60
Weighted average basic shares outstanding	48.4	48.3	48.2	48.1	47.7
Weighted average diluted shares outstanding	48.5	48.3	48.2	48.3	48.2
Balance Sheet Data:
Inventories	$201.0	$177.6	$325.5	$318.8	$272.3
Property, plant and equipment, net	408.1	513.5	598.4	562.8	504.0
Total assets	1,128.2	1,068.3	1,467.7	1,500.4	1,307.1
Total debt(1)	281.5	533.2	491.4	444.0	349.6
Stockholders' equity	369.1	154.6	477.9	586.0	515.5
Debt to total capital	43.3%	77.5%	50.7%	43.1%	40.4%
Other Data:
Backlog (at year-end)	$814.2	$509.5	$743.7	$921.4	$631.0
Depreciation and amortization	97.3	117.1	113.0	102.3	95.7
Capital expenditures	26.2	43.0	198.6	135.6	116.2
EBITDA(2)	344.2	(89.9)	175.6	212.6	207.6
Cash flows from (used in):
Operating activities	269.3	86.8	183.5	98.1	167.9
Investing activities	(18.0)	(42.2)	(187.5)	(122.2)	(109.3)
Financing activities	(249.2)	(24.7)	4.7	22.1	(45.0)

(1)
Total debt includes notes payable and bank overdrafts, long-term debt due within one year, and long-term debt.

(2)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, long-lived asset impairment charge and noncontrolling interest. The impairment charge is included as it will reduce depreciation in future years. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information as management of the Company believes it provides an indication with respect to the ability of Sauer-Danfoss to meet its future debt service, capital

III-67

  expenditures, and working capital requirements. The following table further demonstrates how EBITDA is derived from cash flows from operating activities:

	2010	2009	2008	2007	2006
Cash flows from operating activities	$269.3	$86.8	$183.5	$98.1	$167.9
Increase (decrease) in working capital, excluding the effects of acquisitions
Accounts receivable, net	63.8	(91.4)	(71.7)	38.5	24.5
Inventories	28.5	(153.4)	16.8	36.6	14.2
Prepaid and other current assets	8.1	5.0	7.9	11.1	6.1
Accounts payable	(77.6)	54.2	14.5	(11.0)	(27.2)
Accrued liabilities	(16.6)	20.7	(23.6)	1.5	(14.0)
Deferred income taxes and other	70.5	(121.2)	9.5	(3.7)	1.3
Interest expense, net	49.4	48.4	24.6	22.7	17.8
Income tax	(51.2)	61.0	14.1	18.8	17.0

EBITDA	$344.2	$(89.9)	$175.6	$212.6	$207.6

III-68

Chairman, Vice Chairman and Chairman Emeritus

Jørgen M. Clausen
Chairman

Niels B. Christiansen
Vice Chairman

Klaus H. Murmann
Chairman Emeritus

Executive Officers

Sven Ruder
President and Chief Executive Officer

Jesper V. Christensen
Executive Vice President,
Chief Financial Officer, and Treasurer

Charles K. Hall
Executive Vice President and President—
Propel Division

Wolfgang Schramm
Executive Vice President and President—
Controls Division

Marc A. Weston
Executive Vice President and Chief Marketing Officer

Anne Wilkinson
Executive Vice President—Human Resources

Kenneth D. McCuskey
Vice President and Chief Accounting Officer, and Secretary

Board of Directors

Niels B. Christiansen
President and Chief Executive Officer—
Danfoss A/S

Jørgen M. Clausen
Chairman—Danfoss A/S

Kim Fausing
Executive Vice President and Chief Operating Officer—Danfoss A/S

Richard J. Freeland[1]
President—Engine Business—Cummins Inc.

Per Have
Executive Vice President and Chief Financial Officer—Danfoss A/S

William E. Hoover, Jr.
Director—Danfoss A/S, GN Store Nord A/S, NorthStar Battery, Satair A/S, and LEGO Foundation

Johannes F. Kirchhoff[1]
Managing Director—FAUN Umwelttechnik GmbH & Co. KG

Sven Ruder
President and Chief Executive Officer—
Sauer-Danfoss Inc.

Anders Stahlschmidt
General Counsel—Danfoss A/S

Steven H. Wood[1]
Chief Financial Officer—
Becker-Underwood, Inc.

[1]
Member of Audit Committee and
Compensation Committee

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Corporate Data

Stockholder Information

Annual Meeting
The annual meeting of Company stockholders will be held at 8:00 a.m. local time on June 17, 2011 at:

Grand Hotel Kempinski High Tatras
Kupelna 6
Strbske Pleso, Slovakia, Europe

Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800-468-9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.

Website: https://www.wellsfargo.com/com/shareowner_services

Investor Relations

In the U.S.: Kenneth D. McCuskey Sauer-Danfoss Inc. 2800 East 13th Street Ames, Iowa 50010 Phone: 515-239-6364 e-mail: kmccuskey@sauer-danfoss.com	In Europe: John N. Langrick Sauer-Danfoss Inc. Krokamp 35 24539 Neumünster Germany Phone: 49 4321 871 190 e-mail: jlangrick@sauer-danfoss.com

Company Website
www.sauer-danfoss.com

Stock Exchange
Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS).

Form 10-K
The Annual Report on Form 10-K (together with Amendment No. 1 thereto) for the year ended December 31, 2010 to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations, 2800 E. 13th Street, Ames, Iowa 50010.

Independent Registered Public Accounting Firm
KPMG LLP
Des Moines, Iowa

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Appendix A

Sauer-Danfoss Inc.
2006 Omnibus Incentive Plan

Effective June 1, 2006

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III-72

Sauer-Danfoss Inc.

2006 Omnibus Incentive Plan

Article 1. Establishment, Purpose, and Duration

        1.1    Establishment.    Sauer-Danfoss Inc., a Delaware corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

        This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, Cash-Based Awards, and Other Stock-Based Awards.

        This Plan shall become effective upon shareholder approval (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof.

        1.2    Purpose of this Plan.    The purpose of the Plan is to optimize the profitability and growth of the Company through incentives which are consistent with the Company's goals, which link and align the personal interests of Participants to those of the Company's stockholders, and which meet the definition of Performance-Based Compensation under Code Section 162(m) for tax deductibility purposes.

        The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate, and retain the services of Participants who make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

        1.3    Duration of this Plan.    Unless sooner terminated as provided herein, this Plan shall terminate ten (10) years from the Effective Date. After this Plan is terminated, no further Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten (10) years after the earlier of (a) adoption of this Plan by the Board, or (b) the Effective Date.

Article 2. Definitions

        Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

  2.1
  "Affiliate" shall mean any corporation or other entity (including, but not limited to, a partnership or a limited liability company), that is affiliated with the Company through stock or equity ownership or otherwise, and is designated as an Affiliate for purposes of this Plan by the Committee.

  2.2
  "Annual Award Limit" or "Annual Award Limits" have the meaning set forth in Section 4.3.

  2.3
  "Award" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, Cash-Based Awards, or Other Stock-Based Awards, in each case subject to the terms of this Plan.

  2.4
  "Award Agreement" means either (i) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee, in its complete and sole discretion, may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or

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    other non-paper means for the acceptance thereof and actions thereunder by a Participant.

  2.5
  "Beneficial Owner" or "Beneficial Ownership" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

  2.6
  "Board" or "Board of Directors" means the Board of Directors of the Company.

  2.7
  "Cash-Based Award" means an Award, denominated in cash, granted to a Participant as described in Article 10.

  2.8
  "Change of Control" means, and shall be deemed to have occurred upon, any of the following events:

  (a)
  Any Person (other than those Persons in control of the Company as of the Effective Date, or other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities; provided, however, that a change in control shall not result from (a) Danfoss A/S, or (b) Klaus Murmann, any member or members of his immediate family or any entity or trust a majority of which is owned by Klaus Murmann or a member or members of his immediate family, acquiring securities of Sauer-Danfoss Inc. from the other, either directly, or indirectly by acquiring voting control of Danfoss Murmann Holding A/S or its successor; or

  (b)
  During any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new Director, whose election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority thereof; or

  (c)
  The stockholders of the Company approve a plan of complete liquidation of the Company; or

  (d)
  The consummation of: (i) the sale or disposition of all or substantially all of the Company's assets; or (ii) a merger, consolidation, or reorganization of the Company with or involving any other corporation or entity, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.

  However, in no event shall a "Change in Control" be deemed to have occurred, with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change-in-Control transaction. A Participant shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for (i) passive ownership of less than one percent (1%) of the stock of the purchasing company; or (ii) ownership of equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the nonemployee continuing Directors).

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  Notwithstanding anything to the contrary, to the extent any Award under this Plan is subject to Code Section 409A and the definition of Change in Control must be invoked in a Code Section 409A context, the Committee, in its complete and sole discretion, shall revise the above definition of "Change in Control" to comply with Code Section 409A, any regulations issued with respect to Code Section 409A and any other guidance issued the IRS and authoritative on the issue.

  2.9
  "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

  2.10
  "Committee" means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. Notwithstanding anything to the contrary, the Committee which is vested with the authority to control and manage the operation and administration of the Plan shall consist of three of more members of the Board, each of whom constitutes either a Nonemployee Director (within the meaning of Rule 16b-3 of the Exchange Act) or an "outside director" (within the meanings of Regulation Section 1.162-27(e)(3)).

  2.11
  "Company" means Sauer-Danfoss Inc., a Delaware corporation, and any successor thereto as provided in Article 21 herein.

  2.12
  "Covered Employee" means any key Employee who

  (a)
  is or potentially may become a "Covered Employee" as defined in Code Section 162(m)(3), and

  (b)
  is designated, either as an individual Employee or class of Employees, by the Committee as a "Covered Employee" for purposes of this Plan with respect to an applicable Performance Period, by the earlier of

  (i)
  ninety (90) days after the beginning of the applicable Performance Period, or

  (ii)
  the date on which twenty-five percent (25%) of the applicable Performance Period has elapsed.

  2.13
  "Covered Employee Annual Incentive Award" means an Award granted to a Covered Employee as described in Article 13.

  2.14
  "Director" means any individual who is a member of the Board of Directors of the Company.

  2.15
  "Earnings Before Interest and Taxes" or "EBIT" means the Company's earnings before income taxes, minority interests, and net interest expense of the Company, computed in accordance with generally accepted accounting principles, but shall exclude the effects of Extraordinary Items.

  2.16
  "Effective Date" has the meaning set forth in Section 1.1.

  2.17
  "Employee" means any individual designated as an employee of the Company, its Affiliates, and/or its Subsidiaries on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate, and/or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, Affiliate, and/or Subsidiary, without regard to whether such individual is subsequently determined to have been,

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    or is subsequently retroactively reclassified as a common-law employee of the Company, Affiliate, and/or Subsidiary during such period.

  2.18
  "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

  2.19
  "Extraordinary Items" means (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting regulations or laws; or (iv) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company's annual report.

  2.20
  "Fair Market Value" or "FMV" means a price that is based on the opening, closing, actual, high, low, or average selling prices of a Share reported on the New York Stock Exchange ("NYSE") on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. In the event that the Company's shares are no longer traded on the NYSE, then Fair Market Value shall be determined by reference to such other exchange upon which the Company's Shares are traded as may be designated by the Committee from time to time. Unless the Committee determines otherwise, Fair Market Value shall be deemed to be equal to the reported closing sale price of a Share on the most recent date on which Shares were publicly traded. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate. Such definition(s) of FMV shall be specified in each Award Agreement and may differ depending on whether FMV is in reference to the grant, exercise, vesting, settlement, or payout of an Award. Notwithstanding the foregoing, for purposes of avoiding the application of Code Section 409A, the Committee shall determine Fair Market Value relating to Awards in accordance with Proposed Regulation Section 1.409A-1(b)(5)(iv), or its successor provision in any subsequently issued final regulations on Code Section 409A, and such method of determining Fair Market Value shall be consistently applied.

  2.21
  "Grant Price" means the price established at the time of grant of an SAR pursuant to Article 7, used to determine whether there is any payment due upon exercise of the SAR.

  2.22
  "Incentive Stock Option" or "ISO" means an Option to purchase Shares granted under Article 6 to an Employee and that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422, or any successor provision.

  2.23
  "Insider" shall mean an individual who is, on the relevant date, an officer, or Director of the Company, or a more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

  2.24
  "Net Income" means the consolidated net income for the applicable Plan Year, as reported in the Company's annual report to shareholders or as otherwise reported to shareholders.

  2.25
  "Nonemployee Director" means a Director who is not an Employee.

  2.26
  "Nonemployee Director Award" means any Award granted (other than an ISO), whether singly, in combination, or in tandem, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations as the Board or Committee may establish in accordance with this Plan.

  2.27
  "Nonqualified Stock Option" or "NQSO" means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

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  2.28
  "Operating Cash Flow" means cash flow from operating activities as defined in SFAS Number 95, Statement of Cash Flows.

  2.29
  "Option" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6.

  2.30
  "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

  2.31
  "Other Stock-Based Award" means an equity-based or equity-related Award not otherwise described by the terms of this Plan, granted pursuant to Article 10.

  2.32
  "Participant" means any eligible individual as set forth in Article 5 to whom an Award is granted.

  2.33
  "Performance-Based Compensation" means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for qualified performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

  2.34
  "Performance Measures" means measures as described in Article 12 on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

  2.35
  "Performance Period" means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

  2.36
  "Performance Share" means an Award under Article 9 herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

  2.37
  "Performance Unit" means an Award under Article 9 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

  2.38
  "Period of Restriction" means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

  2.39
  "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

  2.40
  "Plan" means the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan.

  2.41
  "Plan Year" means the calendar year.

  2.42
  "Restricted Stock" means an Award granted to a Participant pursuant to Article 8.

  2.43
  "Restricted Stock Unit" means an Award granted to a Participant pursuant to Article 8, except no Shares are actually awarded to the Participant on the date of grant.

  2.44
  "Share" means a share of common stock of the Company.

  2.45
  "Share Authorization" means the maximum number of Shares which may be issued under the Plan as set forth in Section 4.1(a).

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  2.46
  "Stock Appreciation Right" or "SAR" means an Award, designated as a SAR, pursuant to the terms of Article 7 herein.

  2.47
  "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

  2.48
  "Third Party Service Provider" means any consultant, agent, advisor, or independent contractor who renders services to the Company, a Subsidiary, or an Affiliate that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

Article 3. Administration

        3.1    General.    The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

        3.2    Authority of the Committee.    The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions (including performance criteria and restrictions), including the terms and conditions set forth in Award Agreements, granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company, construing any ambiguous provision of the Plan or any Award Agreement, and, subject to Article 19, adopting modifications and amendments to this Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company, its Affiliates, and/or its Subsidiaries operate. In making any such Award determinations, the Committee may take into account the nature of services rendered by the respective Employee, Director or other individual, his or her present and potential future contribution to the Company's success and such other factors as the Committee deems relevant.

        3.3    Delegation.    Except to the extent prohibited by applicable Federal or State law or the rules of any stock exchange, the Committee may allocate or delegate to one or more of its members or to one or more officers of the Company, and/or its Subsidiaries and Affiliates or to one or more agents or advisors such administrative duties or powers as it may deem advisable. Any such allocation or delegation may be revoked by the Committee at any time. The Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee:

  (a)
  designate Employees to be recipients of Awards; or

  (b)
  determine the size of any such Awards; provided, however:

  (i)
  the Committee shall not delegate such responsibilities to any such officer for Awards granted to an Employee who is considered an Insider;

III-78

    (ii)
    the resolution providing such authorization sets forth the total number of Awards and Shares subject to such Awards such officer(s) may grant; and

    (iii)
    the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

Article 4. Shares Subject to this Plan and Maximum Awards

        4.1    Number of Shares Available for Awards.

  (a)
  Subject to adjustment as provided in Section 4.4, the maximum number of Shares available for issuance to Participants under this Plan on or after the Effective Date shall be three million five hundred thousand (3,500,000) Shares.

  (b)
  The maximum number of Shares of the Share Authorization that may be issued pursuant to ISOs under this Plan shall be three million five hundred thousand (3,500,000) Shares.

        4.2    Share Usage.    Shares covered by an Award shall only be counted as used to the extent they are actually issued under the Plan. Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or are exchanged with the Committee's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under this Plan. Moreover, if the Option Price of any Option granted under this Plan or the tax withholding requirements with respect to any Award granted under this Plan are satisfied by tendering Shares to the Company (by either actual delivery or by attestation), or if an SAR is exercised, only the number of Shares issued, net of the Shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under this Plan. The Shares available for issuance under this Plan may be authorized and unissued Shares or treasury Shares (including Shares purchased in the open market or in private transactions).

        4.3    Annual Award Limits.    Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to qualify as Performance-Based Compensation, the following limits (each an "Annual Award Limit" and, collectively, "Annual Award Limits") shall apply to grants of such Awards under this Plan:

  (a)
  Options: The maximum aggregate number of Shares subject to Options granted in any one Plan Year to any one Participant shall be five hundred thousand (500,000).

  (b)
  SARs: The maximum number of Shares subject to Stock Appreciation Rights granted in any one Plan Year to any one Participant shall be five hundred thousand (500,000).

  (c)
  Restricted Stock or Restricted Stock Units: The maximum aggregate grant with respect to Awards of Restricted Stock or Restricted Stock Units in any one Plan Year to any one Participant shall be two hundred fifty thousand (250,000).

  (d)
  Performance Units or Performance Shares: The maximum aggregate Award of Performance Units or Performance Shares that a Participant may receive in any one Plan Year shall be five hundred thousand (500,000) Shares, or equal to the value of five hundred thousand (500,000) Shares determined as of the date of vesting or payout, as applicable.

  (e)
  Covered Employee Annual Incentive Award. The maximum aggregate amount awarded or credited in any one Plan Year with respect to a Covered Employee Annual Incentive Award shall be determined in accordance with Article 13.

  (f)
  Cash-Based Awards: The maximum aggregate amount awarded or credited with respect to Cash-Based Awards to any one Participant in any one Plan Year may not exceed the value of the

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    greater of ten million dollars ($10,000,000) or five hundred thousand (500,000) Shares determined as of the date of vesting or payout, as applicable.

  (g)
  Other Stock-Based Awards. The maximum aggregate grant with respect to Other Stock-Based Awards pursuant to Section 10.2 to any one Participant in any one Plan Year may not exceed the value of the greater of ten million dollars ($10,000,000) or five hundred thousand (500,000) Shares determined as of the date of vesting or payout, as applicable.

        4.4    Adjustments in Authorized Shares.    In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, or other like change in capital structure, number of outstanding Shares or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants' rights under this Plan, in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems equitable, to substitute or adjust, as applicable, the number and kind of Shares that are reserved for issuance under this Plan or under particular forms of Awards, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the Annual Award Limits, and other value determinations applicable to outstanding Awards. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

        The Committee, in its sole discretion, may also make appropriate adjustments in the terms of any Awards under this Plan to reflect or related to such changes or distributions and to modify any other terms of outstanding Awards, including modifications of performance goals and changes in the length of applicable Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

        Notwithstanding anything to the contrary in this Section 4.4, no adjustment shall be authorized to be made if and to the extent that such authority or the making of such adjustment would cause an Award granted under this Plan which is intended to qualify as Performance-Based Compensation under Code Section 162(m) and regulations thereunder to otherwise fail to so qualify.

        Subject to the provisions of Article 19 and notwithstanding anything else herein to the contrary, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate (including, but not limited to, a conversion of equity awards into Awards under this Plan in a manner consistent with paragraph 53 of FASB Interpretation No. 44), subject to compliance with the rules under Code Sections 422 and 424, as and where applicable.

Article 5. Eligibility and Participation

        5.1    Eligibility.    Individuals eligible to participate in this Plan include all Employees, Directors, and Third Party Service Providers.

        5.2    Actual Participation.    Subject to the provisions of this Plan, the Committee shall, from time to time, select from all eligible individuals identified in Section 5.1, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award.

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Article 6. Stock Options

        6.1    Grant of Options.    Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion; provided that ISOs may be granted only to eligible Employees of the Company or of any parent or subsidiary corporation (as permitted under Code Sections 422 and 424) and may not be granted in a number which would result in the underlying Shares having an aggregate Fair Market Value (measured on the date of grant) which exceeds $100,000 as of the date those ISOs first become exercisable in any one calendar year. In the event that Code Section 409A is determined to be applicable to any Options granted, if the Employee is employed by an Affiliate and/or Subsidiary which is not part of the Company's controlled group of corporations as determined within the meaning of Code Section 414(b) or 414(c), then such Options shall be immediately null and void.

        6.2    Award Agreement.    Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

        6.3    Option Price.    The Option Price for each grant of an Option under this Plan shall be determined by the Committee in its sole discretion and shall be specified in the Award Agreement; provided, however, the Option Price must be at least equal to one hundred percent (100%) of the FMV of the Shares as determined on the date of grant. Notwithstanding the foregoing, in the event that an ISO is granted to an Employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company, taking into account the attribution rules of Code Section 422(d), the Option Price for each grant of such an ISO shall be determined by the Committee on the date of grant and shall not be less than 110% of the FMV of the Share on such date of grant.

        6.4    Term of Options.    Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant; provided, however, in the event that an ISO is granted to an Employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company, taking into account the attribution rules of Code Section 422(d), such ISOs shall not be exercisable later than the fifth (5th) anniversary of their grant. Any Option not exercised within these time periods shall automatically terminate at the expiration of such period.

        6.5    Exercise of Options.    Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant. Options granted under this Article 6 shall be exercised by the delivery of a written or electronic notice of exercise to the Company (or an agent designated by the Company in a form specified or accepted by the Committee), or by complying with any alternative procedures which may be authorized or required by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

        6.6    Payment.    A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The Option Price of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price (provided that except as otherwise determined by the Committee, the Shares that are tendered must have been held by the Participant for at least six (6) months (or such other period, if any, as the Committee may permit) prior to their tender to satisfy the Option Price if acquired under this Plan or any other compensation plan maintained by the Company or have been purchased on the open market); (c) by a

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cashless (broker-assisted) exercise; (d) by a combination of (a), (b) and/or (c); or (e) any other method approved or accepted by the Committee in its sole discretion.

        Subject to any governing rules or regulations, as soon as practicable after receipt of written or electronic notification of exercise and full payment (including satisfaction of any applicable tax withholding), the Company shall deliver to the Participant evidence of book entry Shares, or upon the Participant's request, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

        Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

        6.7    Restrictions on Share Transferability.    The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares. Such terms and conditions may include required forfeiture of Options or gains realized upon exercise thereof, for a specified period after exercise, in the event the Participant fails to comply with conditions relating to noncompetition, nondisclosure, nonsolicitation or noninterference with employees, suppliers or customers or other conditions specified by the Committee.

        6.8    Termination of Employment.    Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be; provided, however, that an ISO shall not be exercisable later than three (3) months following the termination of the Participant's employment with the Company, its Affiliates, and/or its Subsidiaries, as the case may be, or later than one year if the termination is due to disability. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

        6.9    Notification of Disqualifying Disposition.    If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

Article 7. Stock Appreciation Rights

        7.1    Grant of SARs.    Subject to the terms and conditions of this Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. In the event that Code Section 409A is determined to be applicable to any SARs granted, the underlying Shares subject to the SAR must constitute "stock of the service recipient" as defined in the Department of Treasury regulations (or any other applicable guidance) relating to Code Section 409A and the Employee must be employed by an Affiliate and/or Subsidiary which is part of the Company's controlled group of corporations such that the employing entity meets the definition of a "service recipient" as defined in the Department of Treasury regulations (or any other applicable guidance) relating to Code Section 409A.

        Subject to the terms and conditions of this Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Participant and, consistent with the provisions of this Plan, in determining the terms and conditions pertaining to such SARs.

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        The Grant Price for each grant of a SAR shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Grant Price on the date of grant must be at least equal to one hundred percent (100%) of the FMV of the Shares as determined on the date of grant.

        7.2    SAR Agreement.    Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the number of underlying Shares subject to the SAR, the term of the SAR, and such other provisions as the Committee shall determine.

        7.3    Term of SAR.    The term of an SAR granted under this Plan shall be determined by the Committee, in its sole discretion, and except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, for SARs granted to Participants not subject to the laws of the United States at the time of grant, the Committee has the authority to grant SARs that have a term greater than ten (10) years.

        7.4    Exercise of SARs.    SARs granted under this Article 7 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant. SARs granted under this Article 7 shall be exercised by the delivery of a written or electronic notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized or required by the Committee, setting forth the number of Shares with respect to which the SAR is to be exercised.

        7.5    Settlement of SAR Amount.    Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

  (a)
  The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

  (b)
  The number of Shares with respect to which the SAR is exercised.

        At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

        7.6    Termination of Employment.    Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

        7.7    Other Restrictions.    The Committee shall impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to this Plan as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received upon exercise of an SAR for a specified period of time.

Article 8. Restricted Stock and Restricted Stock Units

        8.1    Grant of Restricted Stock or Restricted Stock Units.    Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the date of grant.

        8.2    Restricted Stock or Restricted Stock Unit Agreement.    Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction,

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the number of Shares of Restricted Stock or the number of Restricted Stock Units granted as of a certain date, and such other provisions as the Committee shall determine.

        8.3    Other Restrictions.    The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

        To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

        Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

        8.4    Certificate Legend.    In addition to any legends placed on certificates pursuant to Section 8.3, each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

    The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan, and in the associated Award Agreement. A copy of this Plan and such Award Agreement may be obtained from Sauer-Danfoss Inc.

        8.5    Voting Rights.    Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

        8.6    Termination of Employment.    Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

        8.7    Section 83(b) Election.    The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

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 Article 9. Performance Units/Performance Shares

        9.1    Grant of Performance Units/Performance Shares.    Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to Participants in such amounts and upon such terms as the Committee shall determine.

        9.2    Value of Performance Units/Performance Shares.    Each Performance Unit shall have an initial per unit value that is established by the Committee at the time of grant. Each Performance Share shall have an initial per share value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Participant.

        9.3    Earning of Performance Units/Performance Shares.    Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

        9.4    Form and Timing of Payment of Performance Units/Performance Shares.    Payment of earned Performance Units/Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in Shares (or in a combination thereof) with the amount of any cash payment being equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

        9.5    Restrictions on Share Transferability.    The Committee may impose such restrictions on any Shares acquired pursuant to the payment of a Performance Unit or Performance Share granted under this Article 9 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

        9.6    Termination of Employment.    Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Units and/or Performance Shares following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Awards of Performance Units or Performance Shares issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

Article 10. Cash-Based Awards and Other Stock-Based Awards

        10.1    Grant of Cash-Based Awards.    Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms as the Committee may determine.

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        10.2    Other Stock-Based Awards.    The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares (so long as the value of such Shares as of the date of grant of the Award is based on the FMV of such Shares as of the date of grant) and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

        10.3    Value of Cash-Based and Other Stock-Based Awards.    Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Cash-Based Awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

        10.4    Payment of Cash-Based Awards and Other Stock-Based Awards.    Payment, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Shares as the Committee determines.

        10.5    Restrictions on Share Transferability.    The Committee may impose such restrictions on any Shares acquired pursuant to the payment of a Cash-Based Award or Other Stock-Based Award granted under this Article 10 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

        10.6    Termination of Employment.    The Committee shall determine the extent to which the Participant shall have the right to receive Cash-Based Awards or Other Stock-Based Awards following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Cash-Based Awards or Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

Article 11. Transferability of Awards

        11.1    Transferability of Incentive Stock Options.    No ISO granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under Article 6 shall be exercisable during his or her lifetime only by such Participant.

        11.2    All Other Awards.    Except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, no Award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided that the Board or Committee may permit further transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, or unless the Board or Committee decides to permit further transferability, all Awards granted to a Participant under this Plan shall be exercisable during his or her lifetime only by such Participant. With respect to those Awards (other than ISOs), if any, that are permitted to be transferred to another individual, references in this Plan to exercise or payment related to such Awards by or to the

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Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

Article 12. Performance Measures

        12.1    Performance Measures.    The performance goals, upon which the payment or vesting of an Award to a Covered Employee (other than a Covered Employee Annual Incentive Award awarded or credited pursuant to Article 13) that is intended to qualify as Performance-Based Compensation, shall be selected by the Committee in its complete and sole discretion but shall be limited to one or more of the following Performance Measures:

  (a)
  Net earnings or net income (before or after taxes);

  (b)
  Earnings per share;

  (c)
  Net sales or revenue growth;

  (d)
  Net operating profit;

  (e)
  Return measures (including, but not limited to, return on assets, return on net assets, capital, invested capital, equity, sales, or revenue);

  (f)
  Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

  (g)
  EBIT or earnings before or after taxes, interest, depreciation, and/or amortization;

  (h)
  Gross or operating margins;

  (i)
  Productivity ratios;

  (j)
  Share price (including, but not limited to, growth measures and total shareholder return);

  (k)
  Expense targets;

  (l)
  Margins;

  (m)
  Operating efficiency;

  (n)
  Market share;

  (o)
  Customer satisfaction;

  (p)
  Working capital targets; and

  (q)
  Economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

        Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate, as the case may be, as a whole or any business unit of the Company, Subsidiary, and/or Affiliate, as the case may be, or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 12.

        12.2    Evaluation of Performance.    The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in

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tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

        12.3    Adjustment of Performance-Based Compensation.    Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines is necessary to reach an equitable result. For Awards that are not intended to qualify as Performance-Based Compensation, the Committee shall retain the discretion to adjust such Awards upward or downward, either on a formula or discretionary basis or any combination, as the Committee determines.

        12.4    Committee Discretion.    In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 12.1.

Article 13. Covered Employee Annual Incentive Award

        13.1    Establishment of Incentive Pool.    The Committee may designate certain Covered Employees to be eligible to receive a monetary payment in any Plan Year based on a percentage of an incentive pool equal to the greater of: (i) fifteen percent (15%) of the Company's EBIT for this Plan Year, (ii) ten percent (10%) of the Company's Operating Cash Flow for this Plan Year, or (iii) fifty percent (50%) of the Company's Net Income for this Plan Year. The Committee shall allocate an incentive pool percentage to each designated Covered Employee at the beginning of each Plan Year. In no event may (1) the incentive pool percentage for any one Covered Employee exceed fifty percent (50%) of the total pool and (2) the sum of the incentive pool percentages for all Covered Employees cannot exceed one hundred percent (100%) of the total pool.

        13.2    Determination of Covered Employees' Portions.    As soon as possible after the determination of the total incentive pool for a Plan Year, the Committee shall calculate each Covered Employee's allocated portion of the incentive pool based upon the percentage established at the beginning of the applicable Plan Year. Each Covered Employee's incentive award then shall be determined by the Committee based on the Covered Employee's allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a Covered Employee be increased in any way, including as a result of the reduction of any other Covered Employee's allocated portion. The Committee shall retain the discretion to adjust such Awards downward.

Article 14. Nonemployee Director Awards

        The Board or Committee shall determine all Awards to Nonemployee Directors. The terms and conditions of any grant to any such Nonemployee Director shall be set forth in an Award Agreement.

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 Article 15. Dividend Equivalents

        Any Participant selected by the Committee may be granted dividend equivalents based on the dividends declared on Shares that are subject to any Award or as otherwise determined by the Committee for any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such dividend equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee. Notwithstanding the foregoing, the Committee in its discretion, may choose, prior to granting any Award, in lieu of crediting dividend equivalents to pay out all dividend equivalents in cash currently and simultaneously with the dividend payment date.

Article 16. Beneficiary Designation

        Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid to or exercised by the Participant's executor, administrator, or legal representative.

Article 17. Rights of Participants

        17.1    Employment.    Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries, to terminate any Participant's employment or service on the Board or with the Company, its Affiliates, and/or its Subsidiaries at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his or her employment or service as a Director or Third Party Service Provider for any specified period of time.

        Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Articles 3 and 19, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

        17.2    Participation.    No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

        17.3    Rights as a Shareholder.    Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 18. Change of Control

        18.1    Change of Control of the Company.    Upon the occurrence of a Change of Control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement:

  (a)
  Subject to paragraph (f) immediately below, any and all Options granted hereunder shall become immediately vested and exercisable;

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  (b)
  Any and all SARs granted hereunder shall become immediately vested and exercisable, and shall remain exercisable throughout their entire term;

  (c)
  Any Period of Restriction and restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse;

  (d)
  The incentive pool used to determine Covered Employee Annual Incentive Awards shall be based on the EBIT or Operating Cash Flow or Net Income of the Plan Year immediately preceding the year of the Change of Control, or such other method of payment as may be determined by the Committee at the time of the Award or thereafter but prior to the Change of Control;

  (e)
  The target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units, and Performance Shares, shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the Change of Control;

  (i)
  The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change of Control, and shall be paid out to Participants within thirty (30) days following the effective date of the Change of Control. The Committee has the authority to pay all or any portion of the value of the Shares in cash;

  (ii)
  Awards denominated in cash shall be paid to Participants in cash within thirty (30) days following the effective date of the Change of Control;

  (f)
  Subject to the acceleration of vesting of outstanding Options, the Committee, in its discretion, may provide that in the event of a Change of Control pursuant to Section 2.8(b), (c), or (d), no later than ten (10) days after the approval by the shareholders of the Company of such merger, consolidation, reorganization, sale, lease, or exchange of assets or dissolution or such election of directors, or in the event of a Change of Control pursuant to Section 2.8(a), no later than thirty (30) days after the occurrence of such Change of Control, that (i) Options may be exercised in full only for a limited period of time on or before a specified date (before or after such Change of Control) fixed by the Committee, after which specified date all unexercised Options and all rights of the Participants thereunder shall terminate, or (ii) require the mandatory surrender to the Company by selected Participants of some or all of the outstanding Options held by such Participants as of a date, before or after such Change of Control, specified by the Committee, in which event the Committee shall thereupon cancel such Options and the Company shall pay to each Participant an amount of cash per Share equal to the excess, if any of the "Change of Control Value" of the Shares subject to such Option over the Option Price(s) under such Options for such Shares.

  (g)
  For the purpose of Section 18.1(f)(ii), "Change of Control Value" shall equal the amount determined in clause (i), (ii), or (iii), whichever is applicable, as follows: (i) the per Share price offered to shareholders of the Company in any such merger, consolidation, reorganization, sale of assets, or dissolution transaction, (ii) the price per Share offered to shareholders of the Company in any tender offer or exchange offer whereby a Change of Control takes place, or (iii) if such Change of Control occurs other than pursuant to a tender or exchange offer, the Fair Market Value per Share of the Shares in which such Options being surrendered are exercisable, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Options. In the event that the consideration offered to shareholders of the Company in any transaction described in Section 2.8 consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

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Article 19. Amendment, Modification, Suspension, and Termination

        19.1    Amendment, Modification, Suspension, and Termination.    Subject to Section 19.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and any Award Agreement in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Section 4.4, Options or SARs issued under this Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the Option Price of a previously granted Option or the Grant Price of a previously granted SAR, and no material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

        19.2    Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.    The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

        19.3    Awards Previously Granted.    Notwithstanding any other provision of this Plan to the contrary (other than Section 19.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

        19.4    Amendment to Conform to Law.    Notwithstanding any other provision of this Plan to the contrary, the Board of Directors may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), and to the administrative regulations and rulings promulgated thereunder.

Article 20. Withholding

        20.1    Tax Withholding.    The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

        20.2    Share Withholding.    With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock and Restricted Stock Units, or upon the achievement of performance goals related to Performance Shares or Performance Units, or any other taxable event arising as a result of an Award granted hereunder, the Committee may elect or Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 21. Successors

        All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct

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or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 22. General Provisions

        22.1    Forfeiture Events.

  (a)
  The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for cause, termination of the Participant's provision of services to the Company, Affiliate, and/or Subsidiary, violation of material Company, Affiliate, and/or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, its Affiliates, and/or its Subsidiaries.

  (b)
  If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the Participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the Participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the Participant shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement.

        22.2    Legend.    The certificates for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

        22.3    Gender and Number.    Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

        22.4    Severability.    In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

        22.5    Requirements of Law.    The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

        22.6    Delivery of Title.    The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

  (a)
  Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

  (b)
  Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

        22.7    Inability to Obtain Authority.    The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary

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to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

        22.8    Investment Representations.    The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

        22.9    Employees Based Outside of the United States.    Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Employees, Directors, or Third Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

  (a)
  Determine which Affiliates and Subsidiaries shall be covered by this Plan;

  (b)
  Determine which Employees, Directors, or Third Party Service Providers outside the United States are eligible to participate in this Plan;

  (c)
  Modify the terms and conditions of any Award granted to Employees, Directors or Third Party Service Providers outside the United States to comply with applicable foreign laws;

  (d)
  Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 22.9 by the Committee shall be attached to this Plan document as appendices; and

  (e)
  Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

        Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

        22.10    Uncertificated Shares.    To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

        22.11    Unfunded Plan.    Participants shall have no right, title, or interest whatsoever in or to any investments that the Company, and/or its Subsidiaries, and/or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company, its Subsidiaries, and/or its individual under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company, a Subsidiary, or an Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, a Subsidiary, or an Affiliate, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

        22.12    No Fractional Shares.    No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

        22.13    Retirement and Welfare Plans.    Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's or any Subsidiary's or Affiliate's retirement plans (both qualified

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and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit.

        22.14    Deferred Compensation.    No deferral of compensation (as defined under Code Section 409A or guidance thereto) is intended under this Plan. Notwithstanding this intent, if any Award would be considered deferred compensation as defined under Code Section 409A and if this Plan fails to meet the requirements of Code Section 409A with respect to such Award, then such Award shall be null and void. However, the Committee may permit deferrals of compensation pursuant to the terms of a separate plan which meets the requirements of Code Section 409A and any related guidance. Additionally, to the extent any Award is subject to Code Section 409A, notwithstanding any provision herein to the contrary, the Plan does not permit the acceleration of the time or schedule of any distribution related to such Award, except as permitted by Code Section 409A, the regulations thereunder, and/or the Secretary of the United States Treasury.

        22.15    Nonexclusivity of this Plan.    The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

        22.16    No Constraint on Corporate Action.    Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's or a Subsidiary's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company or a Subsidiary or an Affiliate to take any action which such entity deems to be necessary or appropriate.

        22.17    Governing Law.    The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Delaware, to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

        22.18    Indemnification.    Subject to requirements of Delaware law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute.

        The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

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